UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

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AMENDMENT NO. 2 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

Commission file number 000-51522

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Vincera, Inc.

(Name of small business issuer in its charter)

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Delaware	74-2912383
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)
611 South Congress Avenue, Suite 350 Austin, TX	78704
(Address of principal executive offices)	(Zip Code)

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512-443-8749

 (Issuer’s telephone number)
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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Title of class
Common Stock, $.001 par value per share

TABLE OF CONTENTS

PART I

Item 1.

Description of Business

Item 2.

Management’s Discussion and Analysis or Plan of Operations

Item 3.

Description of Property

Item 4.

Security Ownership of Certain Beneficial Owners and Management

Item 5.

Directors and Executive Officers, Promoters and Control Persons

Item 6.

Executive Compensation

Item 7.

Certain Relationships and Related Transactions

Item 8.

Description of Securities

PART II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Item 2.

Legal Proceedings

Item 3.

Changes in and Disagreements with Accountants

Item 4.

Recent Sales of Unregistered Securities

Item 5.

Indemnification of Directors and Officers

PART F/S

PART III

Item 1.

Index to Exhibits.

PART I

Item 1.

Description of Business

Vincera, Inc. makes and markets software.  We were founded in 1999 as MoveMoney.com, Inc., a Texas corporation, to develop Internet-based authentication and payment products.  We were reincorporated in Delaware in 2000, as MoveMoney, Inc.  We made the strategic decision in early 2001 to refine our product offering to focus on piracy management products, which enable our customers to protect their online information, such as reports, electronic files, and software products that can be downloaded from the Internet, from unauthorized access and duplication, and, at that time, we changed our name to Smarte Solutions, Inc.

In August 2004, we acquired Vincera Software, Inc. and changed our name to Vincera, Inc.  We acquired all of the outstanding securities of Vincera Software, Inc. in exchange for the issuance of 16,681,122 shares of our common stock to the shareholders of Vincera Software, Inc. in an arms length transaction.  As a result of the acquisition, we acquired all of the assets and liabilities of Vincera Software, Inc.  The business of Vincera Software, Inc. consisted of the development and marketing of software products that provide the ability to monitor and capture information regarding the online activities of our customers’ end users and provide analysis and reporting of that information.  Vincera Software, Inc. was formed in November 1999.

Our executive offices are located at 611 South Congress Avenue, Suite 350, Austin, Texas 78704.  Our telephone number is (512) 443-8749.  Our web site address is www.vincera.com.  The information on our web site is not part of this registration statement.

All references in this registration statement to the “Company,” “Vincera,” “we,” “us” and “our” are intended to mean Vincera, Inc. and its subsidiary, Vincera Software, Inc.  References to “Old Vincera” are to Vincera Software, Inc. which we acquired in August 2004.

Vincera® is a registered trademark of Vincera.  Other trademarks used herein are the property of their respective owners.

We license our software to companies that provide online access to their proprietary information for a fee.  Typically, the fee is in the form of a subscription that a user or a company will purchase for the rights to access and use the proprietary information.  Companies that provide their proprietary information online typically do so through the following methods:

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information made available online, typically by a download over the Internet, such as research reports regarding businesses, industries, products or services;

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electronic files containing information sought by users of our customers that can be viewed over the Internet, such as Web sites; and

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software programs that can be downloaded from a software provider’s Web site, or used directly through the Internet without having to download any software.

The companies that provide their proprietary information online spans the major market segments of financial, insurance, healthcare, and government.  Although our products can be used by this broad group of companies, we have focused our initial efforts on companies where their primary business is publishing and providing their proprietary information online, through the Internet, on a subscription basis.  Companies that make up this segment include publishers of financial information, publishers of reports from analysts on key trends and market segments, and publishers of software products that are offered as an Internet-based service, which means that their customers can use their software products through the Internet without having to download any software.

By using our software product, Vincera Activity Manager™, publishers and providers of online information can monitor, capture, analyze, and report upon the activity of their users, or subscribers, such as when their subscribers are accessing and/or downloading our customers’ online information from the Internet.  Our products also protect and secure our customers’ online information from unauthorized use by managing the access and distribution by subscribers of our customers’ online information.

We compete in the Business Activity Management (BAM) market, which is a recognized and defined market segment.  BAM is described as the union of two established and mature sectors in the software industry, business intelligence and business process management.  Business intelligence, or BI, software products allow businesses to monitor, analyze, and report on their data to reveal the trends and insights needed to make better business decisions.  Business process management, or BPM, software products enable the automation and coordination of the many tasks and resources, such as people, time and electronic information, that makes up a business process, such as customer retention and order processing.  Products generally available in the BAM market are designed to:

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monitor user activity regarding the access and download of a company’s online information, electronic files and software;

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capture user related data associated with that activity, such as who the user is, what online information is being viewed or downloaded, and where the online information is being downloaded to;

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provide analysis of the captured user related data; and

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generate reports that are most frequently associated with marketing, sales, and product management functions.

We have focused our initial efforts on companies where their primary business is publishing and providing their proprietary information online, through the Internet, on a subscription basis that can be used through the Internet or downloaded to a subscriber’s computer.  Companies that make up this segment include publishers of financial information, publishers of reports from analysts on key trends and market segments, and publishers of software products that are offered as an Internet-based service, which means that their customers can use their software products through the Internet without having to download any software.  We believe these organizations represent the best opportunity for our software to add value.

Our software is designed to enable publishers and providers of online information to increase profit by improving their customer-facing business processes through enhanced knowledge of their subscriber, or user, activities. The customer-facing business processes we typically focus on for improvement are:

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customer retention management – making sure that the maximum number of our customers’ subscribers renew their subscriptions;

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customer upgrade management – making sure that each of our customers’ subscribers has the highest level of subscription appropriate for them; and

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license compliance management – making sure that our customers’ subscribers are staying within the terms of use as agreed to in their contractual licenses.

Using our software our customers can monitor, capture, analyze, report, protect, and manage the fundamental ways in which their subscribers interact with and use their online information.

Our Solution: Vincera’s Activity Manager software solution, or VAM, improves our customers’ business processes by providing information about and management of the activities of their subscribers, or users, such as the Internet-based online services that are used, the information that is viewed on their Web sites, and their reports, electronic files, or software that are downloaded.  By using this information in their business processes, our customers can identify and proactively work with their subscribers that represent the highest value opportunity.  The business processes we typically focus on for improvement are:

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customer retention management – making sure that the maximum number of our customers’ subscribers renew their subscriptions;

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customer upgrade management – making sure that each of our customers’ subscribers has the highest level of subscription appropriate for them; and

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license compliance management – making sure that our customers’ subscribers are staying within the terms of use as agreed to in their contractual licenses.

We enable our customers to:

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monitor subscriber, or user, activity regarding the access and download of a company’s online information;

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capture subscriber related data associated with that activity, such as who the user is, what data is being downloaded, and where is the data being downloaded to;

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provide analysis of the captured subscriber related data; and

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generate reports that are most frequently associated with marketing, sales, and product management functions.

These functions are then augmented by our ability to control access to our customers’ online information to ensure acceptable use by their subscribers, based on license agreements that our customers have entered into with their subscribers.

Target Customers:  Our VAM software companies where their primary business is publishing and providing their proprietary information online, through the Internet, on a subscription basis that can be used through the Internet or downloaded to a subscriber’s computer.  Companies that make up this segment include publishers of financial information, publishers of reports from analysts on key trends and market segments, and publishers of software products that are offered as an Internet-based service, which means that their customers can use their software products through the Internet without having to download any software.

Business Benefits:  Our VAM software enables publishers and providers of online information to understand how their services and products are used by their subscribers. Our customers can use this understanding to improve their customer management business processes, such as through their customer upgrade management, customer retention management, and license compliance management.  Each of these three business processes are discussed in more detail below.  With information generated by our products, our customers can increase the number of subscriptions, increase the average selling price of subscriptions, and increase the rate of subscribers who renew their subscriptions.

Business Benefit – Improve Customer Upgrades: By monitoring subscriber activity regarding the access and download of our customers’ online information, then capturing subscriber-related data associated with that activity,  providing analysis of subscriber activity data, and then generating reports related to our customers’ marketing, sales, and product management functions, VAM enables our customers to focus the efforts of their sales team on upgrading those subscribers who have demonstrated a want or need for more online services than they have currently purchased to higher levels of service.  By using this information to focus on and successfully upgrade subscribers with demonstrated want and need, the sales team can increase the average price per subscriber and reduce the overall cost of sales.

Example 1: Our customer’s subscriber may have purchased an “entry level,” or basic, subscription, but the subscriber has made repeated attempts to access online information or services not available within their basic subscription level -- these services may be available only with a “premium,” or higher level, subscription which typically is more expensive.  By attempting to access more online information and services than what their license entitles them to, the subscriber may have demonstrated that they may want additional online information and services.  VAM monitors, captures, and analyzes the subscriber’s failed attempts and provides the information, via reports, to our customer’s sales and marketing teams proactively or when requested.  With this information, our customers’ sales and marketing teams can focus their resources on subscribers who have demonstrated potential to upgrade their subscription level.  Additionally, VAM provides the sales and marketing teams with factual activity-based information to assist their subscribers in cost justifying the costs for an upgrade to a higher, or “premium,” subscription level.

Example 2: A subscriber may have purchased licenses to allow a maximum of five users to use a subscription service for online information and services, but the service is actually being used by twenty-five users.  This kind of situation often occurs as a result of additional people within the subscriber’s company seeing value in the purchased online information and services.  In this scenario the subscriber company violates the terms of their subscriber license by password sharing or unauthorized copies of software.  Our VAM software (1) monitors and captures the usage information for all of the actual users of the subscriber using the service, (2) analyzes the information collected, and (3) uses our analytical capabilities to calculate the actual number of users for whom the subscriber should have licenses.  VAM generates a targeted list of the subscribers who should purchase additional licenses based on their usage, prioritizes the list based on the revenue opportunity per subscriber, and makes this list available as a report to our customers’ sales and marketing teams as prioritized upgrade opportunities in our customers’ subscriber upgrade business process.

Business Benefit – Improve Customer Retention: Managing customer retention is a key business process for all companies that offer online information and services subscriptions.  It is especially important to these companies that their subscribers are continuously retained beyond their first renewal period.  We believe that subscribers who renew their subscriptions beyond the first period are most likely to renew for additional periods.  By monitoring, capturing, analyzing, and reporting subscriber activities, VAM enables our customers to increase the renewal rates of their subscribers.  VAM does this by using analytical techniques we have developed to identify and profile which subscribers are most likely to renew and not to renew their subscriptions and proactively enable our customers to organize their retention management resources on each profile of subscribers.  By providing information about which subscribers are at the greatest risk of not renewing, we help our customers improve their business processes related to customer retention management.  As described in Example 2 below, VAM also assists in increasing subscription renewal rates by directly providing our customers with subscriber information regarding the value the subscriber company has realized from their subscription.

Example 1 – Preventing non-renewal of subscribers through advanced notice of risk:  Subscribers who do not actively use the online information and services they have subscribed to are less likely to perceive value in their purchase than subscribers who do actively use the services.  Therefore, these subscribers who do not use the services are less likely to renew their subscription at the end of the subscription period.  For example, if a subscriber purchases a subscription for fifty users, but only five of those users actively use the online information and services, the subscriber may not feel that a renewal of the service subscription is justified.  In another example, a subscriber who has purchased a subscription to a premium level subscription but only uses online information and services associated with an entry level subscription also may not feel justified renewing the premium subscription.  VAM monitors and captures the activities of each user and proactively alerts our customer about the situation -- enabling their sales team to focus on subscribers that fall into these situations and take measures before it is too late to help ensure renewal.  In this way, VAM helps our customers improve their business process for customer retention management.  By receiving advanced notice of their subscribers who are at risk of non-renewal, our customers may provide their “at risk” subscribers with additional information about the online information and services they have purchased or additional training to the users to stimulate the awareness and use of the service.  By identifying “at risk” subscribers early in their subscription cycle, VAM enables our customers to help these subscribers realize more value from their subscription and increase the likelihood that the subscriber will renew their subscription.

Example 2 – Preventing non-renewal through reporting of usage directly to the subscriber: Even though a subscriber has many active users of online information and services, key decision makers responsible for renewal of the subscription may not be aware of the value of the service to the subscriber.  It is common that the individual responsible for the renewal of the service is not actually a user of the service, and therefore may not understand the true value that the service provides to their users.  With budgets being inspected for ways in which money can be saved, key decision makers are reviewing every expenditure with questions such as: “Have we actually used this online information and service?”; “Are we getting any value from this online information and service?”; and “Should I really spend this money on this subscription again?”  VAM enables our customers to provide their subscribers with usage statements that quantify the amount, frequency, and quality of use of the online information and services by every user of that subscriber.  With factual activity-based information in the hands of the key decision makers, subscribers can cost justify that the service is of value.  In this way, again, VAM increases the rate of renewals for our customers.

Business Benefit – Increase Sales Opportunities due to Identification of Unlicensed Use:  VAM can increase sales opportunities for our customers based on unlicensed use of their subscription services by providing them with the ability to manage subscriber access to their online information and services.  VAM can be used by our customers to identify sales opportunities by reducing unauthorized use and reducing the abuse of evaluation, or free trial, programs by providing our customers with the ability to manage their subscribers’ access to our customers’ online information and services.  VAM manages when, where, and how often subscribers have access our customers’ online information and services.  Furthermore, VAM is designed to protect our customers’ valuable intellectual property - online information - by ensuring that the use of this intellectual property is authorized and is in compliance with the license policies established by our customers.

There is an ongoing escalation in the number and type of software applications and the business uses of the Internet.  We believe this escalation has encouraged companies to customize their licensing models to accommodate an ever-growing number of usage arrangements.  These licensing models can include limited subscriber access to named users, one or multiple computers, and a specific location for use or unlimited use for an entire company.  We believe this evolution will create opportunities for our products as our customers look for ways to capitalize on each licensing and usage arrangement.

How licensed use is managed today: We believe that today most companies accommodate licensing through manual, inflexible, and labor-intensive means such as modifications to their online information, or through written contractual arrangements that are difficult to enforce.  Companies have to modify their online information to integrate with a third party license management product which is not desirable because modifications to their online information introduce the risk for errors that can be very costly and time consuming to repair.  Alternatively, companies can generate online information that works only with proprietary viewers (examples include non-standard Web browsers and Portable Document Format, or PDF, readers), creating more responsibility for their customers to obtain the viewer before they can use the online information.  Also, if the proprietary viewer is not free, then either the provider of the online information or their customers have to purchase the viewer, making it more expensive to distribute online information over the Internet to a large customer base.

How we manage licensed use: VAM can provide our customers with different methods to accommodate their subscribers’ licensing requirements without requiring modifications to their online information.  VAM manages when, where, and how often subscription users can have access to our customers’ online information.  VAM allows our customers to selectively apply licensing restrictions to their subscribers that have actually demonstrated a lack of compliance with license policies.  This is based on information our product has monitored and captured about the subscribers’ activities and the analysis of whether these activities are in accordance with license policies.  Online information that is protected by our product continues to work in its native format, meaning that users continue to have the same process and tools to do their job and are not required to have any proprietary viewers to work with the online information and services.  Additionally, online information that has been protected by our product does not require software code modifications to integrate with our license management capabilities, which reduces the risk and the effort that our customers typically face when implementing a third party license management solution.

Benefits Summarized: VAM enhances our customers’ customer retention and upgrade management processes by providing detailed information related to their subscribers and how these subscribers use their online products and services while enforcing that authorized users will have access to online information and services.  The information we monitor, capture and analyze is a business tool our customers can use in their customer management processes to maximize revenues, reduce their costs, and increase customer satisfaction.

Opportunity: The evolution of online information and services development and distribution over the Internet continues to increase the number of potential markets for our products. Two examples are: the license management needs described previously and the increased demand for electronic delivery (over the Internet) of online information. The widespread availability of high bandwidth Internet connections has made electronic delivery over the Internet a viable delivery channel for online information. Electronic delivery not only reduces packaging and distribution costs for the providers, but also creates a more convenient medium for customers to purchase online information.

Competitive Differentiation: We believe we must differentiate ourselves from competitors by providing an offering that not only enhances revenues and performance for our customers, but also provides protection, usage monitoring, analysis, and reporting across a wide variety of sources.

Our products offer to our customers the ability to:

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consistently monitor, capture, analyze, report and manage subscriber activities with the online information that our customers already produce;

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provide our monitor, capture, analysis, reporting, and management capabilities while minimizing any modifications to our customers’ online information;

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analyze data about subscriber activities and create  information that can be used to improve our customers’ business processes such as: customer retention management; customer upgrade management; and license compliance management;

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ensure that our customers’ various departments, such as Sales, Finance, Marketing and Products have a single, consistent view of their subscribers’ value and needs;

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identify and analyze behaviors of subscribers which can be predictive of their future activity;

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identify and analyze behaviors of subscribers that are in compliance or out of compliance with licensing policies they have agreed to;  and

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analyze and profile subscribers activities for specific revenue-generating opportunities.

A key element of our VAM solution is that we capture individual subscriber information, which may contain subscribers' personally identifiable information (such as name, address, and government issued identifications, as examples) of our customers.  Vincera uses a unique process for capturing this information and does not use any “spyware” to accomplish this.  Privacy is very important to our customers, their subscribers, and Vincera, especially as it pertains to personally identifiable information (or “PII”).  We address privacy as it pertains to the capture, storage, and usage of the PII, and work in partnership with our customers to ensure adherence to the privacy policies of our customers, their subscribers' requirements, and the compliance with United States and European Union laws and regulations for inclusion or exclusion of collection of PII.  Privacy consists of several classes of rules around:

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what personally identifiable information can be collected about subscribers;

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who will have access to subscribers’ personally identifiable information; and

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what will be done with the subscribers’ personally identifiable information.

Vincera's Activity Manager (VAM) solution enables our customers to address these needs on all three fronts.  The VAM solution enables our customers to customize what subscriber information is collected and supports both an inclusion, or “opt-in,” and an exclusion, or “opt-out,” mechanism for compliance with United States and European Union laws and regulations.  We also work with our customers to assist them in ensuring proper disclosures are made to their subscribers as to what information will be collected and how it will be used, allowing their subscribers to either opt-in or opt-out of this process.  Through this method, our customers’ can collect and analyze individual subscriber information which enables them to effectively manage and optimize the subscriber.

VAM can ensure that personally identifiable information collected for subscribers is used in accordance with predefined, well articulated policies.  VAM provides this capability through our models for business process improvement, with guidance about what subscriber information is collected, how that subscriber information is to be used to maximize service level to the subscriber, and whom within the organization can access and act on the subscriber information.

In addition, our customers can integrate the information we collect and analyze about subscriber activities in other corporate applications.  Customer Relationship Management, or CRM, and business intelligence, or BI, solutions are two examples of corporate applications that can use our VAM information to further enhance our customers’ ability to respond to changing business trends.

Strategy

Our mission is to enable our customers to have the most effective customer management processes to maximize profitability by understanding their subscribers’ needs and providing services to meet these needs.  Our approach to developing product offerings to support our mission has been, and will likely continue to be, a joint effort between subject matter experts from targeted customers and industries and our key technology personnel.  We believe that our solution is applicable across the major markets of finance, insurance, healthcare, and government, and we will continue to build our solutions to meet the specific business processing needs of these markets.  As we grow, we must continue to build our support and services capability, as customer satisfaction is a primary value of our company and we believe a key element in our overall success.

We are refining our offerings to include products targeted at large enterprises, such as the Fortune 5000, as well as products focused on specific uses in small-to-medium size businesses.  We anticipate that the shift to business activity management offerings from individual products will allow us to focus on markets that offer growth opportunities. We have decided to concentrate our efforts in North America, and we intend to expand to Europe and other parts of the world as we develop sales and marketing alliances in those areas.

Products

Our Vincera Activity Manager software, or VAM, is focused on companies where their primary business is publishing and providing their proprietary information online, through the Internet, on a subscription basis that can be used through the Internet or downloaded to a subscriber’s computer.  Companies that make up this segment include publishers of financial information, publishers of reports from analysts on key trends and market segments, and publishers of software products that are offered as an Internet-based service, which means that their customers can use their software products through the Internet without having to download any software.  We enable these publishers and providers of online information to understand how their online information and services are used by their subscribers.  This understanding will allow our customers to improve their customer management processes, such as customer upgrade management, customer retention management and license compliance management.  Our products generate information that our customers can use to increase the number of subscriptions, increase the average selling price of subscriptions and increase the rate at which subscribers renew their subscriptions.

Our VAM products are built upon our own existing technologies, technologies we acquired from Old Vincera (in August 2004), third-party technologies, and open-source technologies.

Vincera Activity Manager: We specifically target our VAM products at companies that provide their online information and services through the Internet as a fee-based subscription service.  VAM is comprised of a number of software products such as: VAM Retention; VAM Upgrade; VAM Compliance; VAM Protect; and the foundation product VAM Framework.  These products are described below.

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VAM Framework – VAM Framework serves as the foundation for all of the products that we market to our customers and is included with those products.  VAM Framework consists of a number of software components that are installed into our customers’ data centers or computer networks.  VAM Framework includes components that:

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monitor and capture information on our Customer’s Web site;

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monitor and capture information about the use of online information and services;

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process the information that is captured;

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store information that is captured;

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analyze the information that is captured;

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and manage license policies that determine user access to the online information.

Technology consideration – minimize installation overhead: VAM Framework has been designed to minimize the amount of time and technical resources our customers need to install our products.  Our approach is to minimize any changes to our customers’ existing technology infrastructure, such as the Web sites, databases and their servers that run computer software programs.

Technology consideration – minimize impact to existing applications: VAM Framework also has been designed to minimize the risk associated with the use of our products.  We have designed our products to provide their capabilities without having to make modifications to our customers’ online information.

Technology consideration – maximize solution scalability: VAM Framework has been designed to support monitoring, capturing, and processing of very high volumes of activities that we expect our largest customers to have.  We have designed our software to ensure that it can be used by large numbers of users within our customers.

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VAM Retention – VAM Retention helps our customers who offer subscription-based online information and services maximize the number of their customers that renew their subscriptions each subscription period.  VAM Retention analyzes subscribers’ activities, monitored and captured by the VAM Framework, to look for patterns of use, which may represent a high likelihood that a subscriber may not renew their subscription.  Examples of such patterns of use include subscribers that have purchased premium online information and services with their subscription but do not use these premium online information and services.  Another example is subscribers who have purchased many user licenses but only have a small number of their users that actually use the subscription.

We have invested in the development of analytical techniques that analyze these usage patterns of our customers’ subscribers and predict the likelihood of non-renewal, or “at-risk” subscribers, early in their subscription cycle.  VAM Retention provides this information to our customers to improve their ability to manage these “at-risk” subscribers.  By proactively helping to ensure that the needs of subscribers that have been determined to be “at-risk” are properly addressed -- such as additional training or information on the benefits of premium level services -- our customers can achieve improvements in their subscription renewal rates.  Moreover, we have identified that in the online information publishing market, subscribers that renew during their initial subscription period tend to have much higher renewal rates in subsequent periods.

Therefore by helping our customers increase the rate of renewals for their new customers, VAM Retention can help them realize recurring revenue from these subscribers in subsequent subscription renewal periods.

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VAM Upgrade – VAM Upgrade enables our customers to identify their subscribers who have needs for additional online information and services and helps them successfully “upgrade” their subscribers to the appropriate premium subscription.  VAM Upgrade analyzes subscriber activities, monitored and captured by the VAM Framework, to evaluate their activities and their use of free or evaluation online information.  VAM Upgrade analyzes patterns of use by subscribers to identify our customers’ most promising prospects for upgrades and evaluates the appropriate products from our customers to address their subscribers’ needs.

One example of such patterns of use consists of subscribers that have purchased basic subscriptions where their internal users repeatedly try to access features and online information only available to premium subscriptions.  VAM Upgrade identifies these subscribers’ attempts, identifies the premium subscription level for the features and online information and services for which their subscribers may have demonstrated a need, creates a targeted list of subscribers that have shown this type of activity, and makes this list available to our customers’ sales team as focused upgrade opportunities in their customer management processes for upgrades.

Another example of a pattern of use that indicates a subscriber needs more licenses than they have purchased consists of using our software to identify the actual number of users that our customers’ subscribers have compared to the number of users they have currently licensed.  VAM Upgrade identifies their subscribers who are about to exceed their licensed number of users and creates a list of their subscribers who have displayed this type of activity.  This targeted list is then made available to our customers’ sales teams as focused upgrade opportunities in their customers’ upgrade processes.  The sales team is then able to proactively contact their subscribers and give them an opportunity to upgrade the number of users they have purchased licenses for before their subscriber becomes out of compliance with their license arrangements.

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VAM Compliance – VAM Compliance enables our customers to monitor which of their subscribers are in violation of their license policies based on unauthorized use of our customers’ online information.  VAM Compliance analyzes the activities of our customers’ subscribers to identify their subscribers who are abusing their license by: (a) sharing their logins and passwords; (b) distributing online information beyond their contractual limitations; and (c) installing software beyond their contractual limitations.  VAM Compliance quantifies the amount of abuse and calculates the potential license revenues owed, which can then be used within our customers’ compliance process to ensure their customers are paying for all services used.  VAM Compliance also provides detailed usage-based compliance audit reports to substantiate the claims of abuse.

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VAM Protect – VAM Protect manages whether a subscriber’s activity with online information is allowed to proceed.  VAM Protect provides a variety of ways to protect and limit subscriber access to and activities with online information, including: (a) two-factor user authentication, which provides the ability to have two levels of identity verification where the first factor is a required user login and password  and the second factor is an unique identifier related to a subscriber’s computer or other device; (b) watermarking, which inserts the identity of the subscriber into the specific online information being downloaded; and (c) electronic license management, which allows our customers to establish the who, what, when and number of users that are able to access or use their online information and services.

VAM Protect is flexible in that it enables our customers to control the access of their subscribers’ users to individual items of online information.  Our customers can use the information provided by VAM Compliance about which of their subscribers are actually using online information and services in an unauthorized or non-compliant manner to selectively limit the activities of only those subscribers.  Our customers also have the ability to “lock out” or refuse permission to access online information in which there is identified abuse.  In this way, VAM Protect helps our customers ensure that only subscribers who are in violation of license policies have to deal with the limitations to their access.

Our initial focus is on companies with a primary business focus of publishing and providing their proprietary information online, through the Internet, on a subscription basis that can be used through the Internet or downloaded to a subscriber’s computer.  Companies that make up this segment include publishers of financial information, publishers of reports from analysts on key trends and market segments, and publishers of software products that are offered as an Internet-based service, which means that their customers can use their software products through the Internet without having to download any software.

We believe that our solution is applicable across the major markets of finance, insurance, healthcare, and government, and we intend to continue to build our solutions to meet the specific business processing needs of these markets.

We sell our products through flexible licensing, such as a subscription-based model and a one-time license fee with annual maintenance and support (which provides for enhancements to the product and customer support).

Customers

We market our products to large enterprises, such as the Fortune 5000, that are publishers and providers of online information.  Targeted markets include online information subscription services, financial services, PC game software, educational applications, packaged software for consumers, and enterprise software. A significant portion of our revenues to date have been from three companies: Hoover’s, Inc.; Lincoln Financial Group; and Microsoft Corporation (“Microsoft”).  For 2003, Hoover’s, Inc. accounted for approximately $24,000, Lincoln Financial Group accounted for approximately $68,000, and Microsoft accounted for approximately $270,000.  For 2004, Hoover’s, Inc. accounted for approximately $145,000, Lincoln Financial Group accounted for approximately $32,000, and Microsoft accounted for approximately $39,000.  In the first nine months of 2005, Hoover’s, Inc. accounted for approximately $91,708, and Microsoft accounted for $59,160.  Outside of the Unites States of America, we have sold our products to customers in more than fifteen countries, primarily in Japan, which accounted for approximately $30,000 of revenue for 2004.  The other countries in which we have sold our software include the United Kingdom, Finland, Switzerland, Italy, Australia, Poland, Netherlands, Denmark, India, Malaysia, Canada, Sweden, Germany, and Spain.

Sales and Marketing

We market our VAM products directly to large enterprise customers, such as the Fortune 5000, and small-to-medium businesses who are publishers and providers of online information and services. Although applicable to many industries, our initial focus is on subscription based services, financial market segments, gaming, entertainment and online education companies. We believe these segments have the greatest need and are most likely to allocate budget dollars towards acquiring our solutions.

Our primary sales strategy is to:

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Sell direct to organizations in our targeted markets;

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Develop value-added resellers, which are companies that resell our products as stand-alone products and with other complementary products to their client base; and

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Build strong relationships with software vendors to establish an Original Equipment Manufacturer, or OEM, channel, in which these software vendors would embed our products within their own solutions.

We supplement our direct sales efforts with value-added reseller and service relationships. We are currently focused on pursuing opportunities with enterprise and small-to-medium business partners for our subscription services and financial services offerings. We also believe our products are complementary to a number of software vendors who provide enterprise application solutions in a number of key markets.  We will seek to pursue OEM relationships with providers in our focused market segments.

Research and Development

Our development facility is located in our corporate headquarters, which is located in Austin, Texas.  Our research and development efforts include expenditures for new products, new applications, new features or enhancements for existing products or applications and sustaining engineering activities.  Our research and development expenses were $634,289 during 2004 and $359,336 in 2003.  In the first nine months of 2005, our research and development expenses were $656,969.  These expenses include both direct expenses incurred by us for research and development as well as fee-based consulting services that add functionality to our products.  As part of our fee-based consulting services, we obtain the joint rights to market the technologies we develop.

Proprietary Rights

Our continued success is dependent in part upon our proprietary technologies.  To protect our proprietary technologies, we rely on a combination of technical innovation, trade secret, copyright and trademark laws, non-disclosure agreements and, to a lesser extent, patent applications, each of which affords only limited protection.  In addition, the laws of some foreign countries do not protect our proprietary rights in the products to the same extent as do the laws of the U.S. We have several patent applications pending, though we cannot assure you that these patents will be granted.  Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our proprietary technologies and information without authorization.

In addition to open-source technologies, we also rely upon some technologies that we license from third party vendors, including software that is integrated with our internally developed software and used in our products to perform key functions.  We have a licensing arrangement with Bit-Arts, Ltd, (“Bit-Arts”), based in the United Kingdom, a developer of software security solutions.  We have licensed technology that provides for intellectual property protection and electronic license management.  This technology allows Vincera to provide products that can manage access to and protect intellectual property. Historically, this has been the majority of Vincera’s business. Our business arrangement is that Vincera pays a royalty fee for every product sold that contains the Bit-Arts technology.  In addition, Vincera provides first level support for the products sold.  In return, Bit-Arts provides the development of the technologies and support of Vincera for any technical customer support issues.  The original term of the agreement is a five year agreement, terminating on October 31, 2007.

We were notified by Bit-Arts that it believes we were in default of this agreement and demanding that we cease incorporating their technology effective January 6, 2005.  We believed that we had not breached the agreement and filed a lawsuit in the Supreme Court of New York, County of New York on January 4, 2005 seeking a declaratory judgment that we have not breached the license agreement between Bit-Arts and us, seeking temporary and permanent injunctive relief and seeking damages resulting from Bit-Arts breaches of the agreement and tortious interference with our customers.  The impact to us if we were unable to successfully resolve this matter is that we will not be able to maintain the current customer base that has a recurring revenue stream, nor would we be able to sell new licenses for any of our products that embed the Bit-Arts technology.  Historically this had been a majority of our revenues.  In addition, we may not be able to sell our complete product line, or achieve the average selling price we desire.  Further, this may permit competitors to develop competing products while we are developing and/or acquiring licensing rights to alternative technology.

We obtained a temporary restraining order on January 5, 2005, with a hearing set for February 10, 2005 to provide for a temporary injunction.  Bit-Arts had removed the case to the United States District Court for the Southern District of New York.   On February 10, 2005, we and Bit-Arts stipulated to the United States District Court, Southern District of New York, that the Action was settled pursuant to a Settlement and Amendment Agreement by and between the parties, and the case was dismissed with prejudice.  The Settlement Agreement released all claims of breach against both parties.  This will allow us to continue to sell and support its products that contain the Bit-Arts technology until December 31, 2005.  After December 31, 2005, Bit-Arts is contractually obligated to service and support our customers who may be currently under a support contract, and we will continue to receive seventy percent (70%) of all revenues generated from Microsoft’s usage of our products that are currently installed for the first six months of 2006, and then after June 30, 2006 until such time as Microsoft discontinues usage of our products, we will receive fifty percent (50%) of all revenues generated from Microsoft’s usage of our products.  After December 31, 2005, if we have not done so before that time, we will also remove all Bit-Arts technology from our products and offerings, and we will not be entitled to any other revenues, with the exception of Microsoft, from the Bit-Arts technologies that we had licensed.  We have developed our own technologies for protecting our customers’ IP that is distributed in electronic format through Portable Format Documents, or PDF’s.  Our VAM solution does not rely on any technologies provided by Bit-Arts, so going-forward this settlement will not impact our offerings.   In addition, the following occurred: (1) Bit-Arts provided us with a modified version of its’ technology that provides the full level of protection required by one of our major customers; (2) Bit-Arts will not receive any payment of royalties for any royalty-bearing product sold by us until a current outstanding receivable from Bit-Arts to us in the amount of $56,573 has been extinguished; and (3) we transferred approximately 1.5% out of the 2.69% of stock in Bit-Arts back to Bit-Arts.

Subsequently, on September 30, 2005, we were notified that a petition in a case ancillary to a foreign proceeding was filed in the United States Bankruptcy Court for the Southern District of New York, requesting an order for relief under 11 U.S.C. Section 304.  The petitioners were Stephen Katz and David Birne, (the “Petitioners”), as Joint Administrators of Bit-Arts, Ltd., debtor in a foreign proceeding.  In addition, the same petitioners filed a Verified Petition, pursuant to Section 304 of the Bankruptcy Code, to Commence a Case Ancillary to a Foreign Proceeding in the United States Bankruptcy Court for the Southern District of New York.  The petition states that in July 2004 funding was being sought by Bit-Arts to continue operations.  Guildhall Trading Company Limited (“Guildhall”) made a loan that was advanced in a series of traunches from July 2004 to July 2005.  In connection with the loan, Guildhall was granted a security interest in substantially all of Bit-Arts assets.  Guildhall made formal demand on its outstanding debenture.  Consequently, on July 15, 2005 a petition for administration was presented by Guildhall to the High Court of England pursuant to Paragraph 14 of Section B1 of the Insolvency Act 1986.  By Order, dated July 1, 2005, the High Court appointed the Petitioners as the Administrators.  The petition is seeking that Bit-Arts’ assets located in the United States be afforded the same protection as their assets located in England.  On October 7, 2005, the United States Bankruptcy Court for the Southern District of New York granted the preliminary injunction order to the petitioners, and set a date of March 16, 2006 for a hearing at the United States Bankruptcy Court for the Southern District of New York, to consider whether the Order should be continued.

Based on the bankruptcy proceedings, we have requested that the administrators for Bit-Arts either (i) provide support for our current customers, or (ii) grant us access to the source code escrow for the Bit-Arts technologies so that we may continue to provide support for our current customers.  To date, our requests have not been honored, but we will continue to pursue relief.  If we are not successful in either obtaining support or access to the source, we may lose some of our current customers and their associated royalties.  With our contract with Bit-Arts ending on December 31, 2005 and our focus on our new VAM solutions, we believe the impact to our revenues for Bit-Arts related technologies will be minimal.   Our new VAM solutions do not contain any Bit-Arts technologies, so the outcome of these proceedings will not impact our offerings going-forward.

We currently hold a trademark registration in the United States for the Vincera name.  We currently have the following two material patent applications pending with the U.S. Patent and Trademark Office:

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U.S. Patent Application Serial No. 10/752229, titled “Real-Time Activity Intelligence System and Method” relating to technologies and methods used in the Vincera Activity Manager Framework, filed on January 6, 2004, claiming priority of provisional application Serial No. 60/438,374, filed January 7, 2003.  We are awaiting the first official action on this patent application.

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U.S. Patent Application Serial No. 11/065,849, titled “User/Product Authentication and Piracy Management System” relating to technologies and methods for two-factor user authentication, originally filed on October 16, 2001 as U.S. Patent Application Serial No. 09/981,251.  In May 2004, we responded to the U.S. Patent and Trademark Offices First Office Action related to this application. We are awaiting further response from the U.S. Patent and Trademark Office.

It is possible that our patents, copyrights or registered trademarks could be challenged and invalidated. In addition, existing patent, copyright and trademark laws afford only limited protections. Effective protection of intellectual property rights may be unavailable or limited in certain countries because the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Monitoring unauthorized use of our patents and trademarks is difficult and expensive, particularly given the global nature and reach of the Internet. Furthermore, it is possible that our competitors will adopt product or service names similar to ours, impeding our ability to protect our intellectual property and possibly leading to customer confusion. Although we are not aware that our products, patents, trademarks, copyrights or other proprietary rights infringe the proprietary rights of third parties, any infringement claims, with or without merit, brought by such third parties could be time-consuming and expensive to defend.

Competition

The markets in which we compete are highly competitive and are characterized by several large, diversified, and well-capitalized companies, as well as many innovative smaller companies similar to Vincera.  Vincera, in many instances, competes directly with organizations that are well-capitalized and that have substantial name brand recognition for market share.  We believe our competitors in the intellectual property protection industry are those that provide any copy protection, electronic license management, data encryption, and digital rights management software or technology for their customers, including Aladdin Knowledge Systems, LTD, Macrovision Corp., Sony Corp. and others.  In both the business intelligence, or BI, and customer relationship management, or CRM, areas, there is a small overlap of functionality between what our competitors provide and our technologies. As a result, we are complementary to providers in both of these areas as value-added functionality and a source of quality information.  Companies in the business intelligence and CRM markets include Business Objects SA, Cognos Inc., Salesforce.com Inc. and Siebel Systems Inc.  Although the major players may not yet have robust business activity management products, we believe that they will be moving in this direction.  Most of our competitors are larger, well-capitalized organizations that offer a range of market-established products.

Employees

We have a total of 15 full-time employees located in our office in Austin, Texas.  At November 21, 2005 we had 9 employees in technology, 4 in sales and marketing, and 2 in general and administrative.  Most of our employees, including our technology and general and administrative personnel, are actively involved in the sales process.

Regulation

We are subject to a number of domestic and foreign laws that affect companies conducting business on the Internet.  In addition, because of the increasing popularity of the Internet and the growth of online services, laws relating to user privacy, content, information security and intellectual property rights are being debated and considered for adoption by many countries.

Some of our encryption technologies contained within the piracy management products are subject to regulation by United States governmental agencies.

Items that contain encryption are controlled for export under the Export Administration Regulations, or EAR, 15 C.F.R, 730 - 774, administered by the Bureau of Industry and Security, or BIS, at the Department of Commerce. The controls that apply to an item under the EAR, including encryption items, depend on the classification of that item on the Commerce Control List, or CCL. Items are classified on the CCL by Export Control Classification Number, or ECCN. Some of our software performs the same functions as the following equipment described in Related Controls note (d) to ECCN 5A002:

Equipment where the cryptographic capability is not user-accessible and which is specially designed and limited to allow any of the following:

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Execution of copy-protected software;

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Access to any of the following: (a) Copy-protected read-only media; or (b) Information stored in encrypted form on media (e.g., in connection with the protection of intellectual property rights where the media is offered for sale in identical sets to the public); or

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One-time encryption of copyright protected audio/video data.

Based on this classification, our software is controlled for anti-terrorism purposes under Country Chart Column 1.  Thus, we may export this software to all countries except Cuba, Iran, Iraq, Libya, North Korea, Sudan, and Syria without an export license from BIS, assuming it complies with any other applicable EAR provisions, such as restrictions on shipments to certain end-users, and other provisions of U.S. law, such as U.S. sanctions laws.  In addition, because this software is covered by Related Controls note (d), we are not required to request a formal classification of this software from BIS or notify BIS of exports of the software.

Moreover, our customers may export their software incorporating our software under similar conditions absent any independent export controls applicable to the customer software.  In this regard, except for the fact that customers are restricted from exporting to the countries specified above and subject to any other regulations applicable to exports of items classified under ECCN 5D992.b.1, the use of the above-referenced software does not otherwise impact protected customer applications requirements or restrictions under the EAR.

To further ensure regulatory compliance, we include the following Export Controls statement in all license agreements involving any of our software:

Licensee shall comply with all export laws and restrictions and regulations of the Department of Commerce, the United States Department of the Treasury Office of Foreign Assets Control (OFAC), or other United States or foreign agency or authority, and Licensee shall not export, or allow the export or re-export of the Software in violation of any such restrictions, laws or regulations.  By downloading or using the Software, Licensee agrees to the foregoing and represents and warrants that Licensee is not located in, under the control of, or a national or resident of any restricted country.

RISK FACTORS

This registration statement contains forward-looking statements.  Certain statements contained in this registration statement and other written material and oral statements made from time to time by us do not relate strictly to historical or current facts.  As such, they are considered “forward looking statements” that provide current expectations or forecasts of future events.  Such statements are typically characterized by terminology such as “believe,” “anticipate,” “should,” “seek,” “intend,” “plan,” “expect,” “estimate,” “project,” “strategy” and similar expressions.  Our forward-looking statements generally relate to the prospects for future sales of our products, the success of our marketing activities, and the success of our strategic corporate relationships.  These statements are based upon assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate.  These forward-looking statements are subject to a number of risks and uncertainties, including those identified in this section.  The risk factors below contain forward-looking statements regarding our company.  Actual results could differ materially from those set forth in the forward-looking statements.

Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

We have incurred significant losses and anticipate losses in the future, and as a result, our auditors’ report contains a statement that our net loss and limited working capital raise substantial doubt about our ability to continue as a going concern.

We have incurred operating losses since our inception, including net losses of $2.5 million and $2.6 million for the years ended December 31, 2003 and 2004, respectively, and $2.1 million for the nine months ended September 30, 2005, and we expect to continue to incur losses for the foreseeable future.  As of September 30, 2005, we had an accumulated deficit of $10.8 million.  To date, we have funded our operations principally through the sale of our stock and promissory notes, as well as our revenues.  We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, and continue to develop our technology, products and services.  We will need to generate significant revenues to achieve profitability, and we cannot assure you that we will ever realize revenues at such levels.  We also expect to incur product development, sales and marketing and administrative expenses significantly in excess of our revenues after costs, and, as a result, we expect to continue to incur losses for the foreseeable future.  If we do achieve profitability in any period, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

As a result, our independent certified public accountants have stated in their report included elsewhere in this registration statement that we have incurred losses from operations and have limited working capital that raise substantial doubt about our ability to continue as a going concern.  This going concern paragraph could adversely impact our future financing activities and there are no assurances that we will have sufficient funds to execute our intended business plan or generate positive operational results.

We have limited capital resources and additional funding may not be available to us or may not be available on acceptable terms.

At September 30, 2005, we had approximately $2,340 in cash and cash equivalents. We anticipate, if our fund raising activities are not successful, we will not have sufficient liquidity to meet expected expenses beyond calendar 2005.   We also have future minimum lease payments of approximately $37,500 under operating leases.  At September 30, 2005, we had outstanding approximately $2.1 million of subordinated promissory notes issued in June through August 2004 to accredited investors, which bear interest at the rate of 10% per annum with maturity dates which range from June through August 2005.  At September 30, 2005 we had outstanding approximately $0.9 million of convertible promissory notes issued beginning in December 2003 to accredited investors, which bear interest at 6.37% per annum and matured on May 1, 2005.  As of October 25, 2005, we have received consent from these note holders to extend the maturity date to November 15, 2005.  At September 30, 2005, we had outstanding approximately $330,000 in a promissory note issued beginning June 2005, and subsequently we have outstanding additional promissory notes totaling $90,000, with maturity dates from July 2005 to November 2005.  There are three notes, totaling $155,000 that matured in July to August 2005.  In October 2005, we received the consent from these three note holders to convert both their principal and interest into 441,170 shares of our common stock at a per share price of $0.36 by canceling their indebtedness.  In October 2005, two of the notes totaling $175,000 matured, but each note was extended by the holders of these notes.  One of these note holders converted $36,000 of the principal into 100,000 shares of our common stock at a per share price of $0.36 by canceling that indebtedness and then taking the balance of $19,000 of principal and interest in cash.  The other note holder was paid in cash.  A note that had a maturity date of November was paid in cash.  There is currently only one note outstanding with a principal amount of $40,000 and a maturity date in November.

We have the authority to issue up to 100,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock and 30,000,000 shares of our preferred stock without stockholder approval.  These future issuances could be at values substantially below the price paid for our common stock by our current stockholders.

We will be required to raise additional funds to continue our operations.  If we are unsuccessful in raising additional funds, we will likely be forced to cease operations and our common stock would be worthless.  This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders.  We filed a registration statement on Form SB-2 (SEC Registration Statement No. 333-120676) with the Securities and Exchange Commission in November 2004 and we subsequently withdrew the registration statement in July 2005.  There can be no assurance that this withdrawal will not have a material adverse effect on our ability to raise additional funds in the future.

If adequate and acceptable financing is not available, we will not be able to repay our existing indebtedness and we would have to delay development or commercialization of certain of our products or eliminate some or all of our development activities.  We may also reduce our sales and marketing or other resources devoted to our products. Any of these options could reduce our sales growth and result in continued net losses.

Our promissory notes (some of which are in default) and our convertible preferred stock are senior to our shares of common stock and may adversely impact Vincera and our common stockholders or have a material adverse effect on Vincera’s ability to continue its operations.

We have issued approximately $4.0 million in promissory notes (the “Notes”) and 9,923,062 shares of preferred stock (the “Preferred Stock,” and, together with the Notes, the “Senior Securities”).  To date, we have paid off approximately $250,000, and converted approximately $2,500,000 into 7,648,000 shares of our common stock at a per share price of $0.36 and cancelled the indebtedness.   Approximately $1.5 million of the remaining Notes are currently in default, and the holders of the Notes could sue Vincera to demand repayment of the Notes, which would have a material adverse effect on our financial condition and possibly require us to seek bankruptcy court protection.  The terms of the Senior Securities may have a material adverse effect on Vincera and our financial condition and results of operations. The Preferred Stock has a liquidation preference in the amount of $4,951,592 plus accrued and unpaid dividends, and the Notes have an outstanding balance of principal and interest of approximately $1.7 million as of November 21, 2005, all of which must be paid before common stockholders would receive any funds from their investment in Vincera in the event of liquidation, including some changes of control. The Senior Securities could also materially and adversely affect the ability of Vincera to raise funds necessary to continue our business.  We intend to seek the conversion of the Senior Securities to shares of common stock, although there is no assurance that we will be successful in this effort.

Due to our limited operating history and the uncertain market acceptance of our products, we may never achieve significant revenues and may have difficulty accurately predicting revenues for future periods and appropriately budgeting for expenses.

We have generated a total of $686,650 in revenues since January 1, 2003, with $153,587 generated in the year ended December 31, 2004 and $192,751 in the nine months ended September 30, 2005.  We are uncertain whether our products will achieve market acceptance such that our revenues will increase or whether we will be able to achieve significant revenues.  Therefore, we have a very limited ability to predict future revenues.  Our limited operating experience, the uncertain market acceptance for our products, and other factors that are beyond our control make it difficult for us to accurately forecast our quarterly and annual revenues.  Most of our expenses are fixed in the short term or incurred in advance of anticipated revenues.  As a result, we may not be able to decrease our expenses, if desired, in a timely manner to offset any revenues shortfall.  If our revenues do not increase as anticipated, we will continue to incur significant losses.

We depend on a small number of key customers for a high percentage of our revenues and the loss of a significant customer could result in a substantial decline in our revenues and increase in our losses.

Our customer base and a majority of our revenues are highly concentrated among a very limited number of customers and the loss of any one of these customers would have a material adverse impact on our revenues and ability to achieve profits.  Historically, we have derived the majority of our revenues from a relatively small number of customers.  Three customers accounted for 70% of our revenues in the year ended December 31, 2004 and one customer accounted for 82% of our revenues in 2003.  In the nine months ended September 30, 2005, two customers accounted for 78% of our revenues.

We may not realize any benefits from our acquisition of Old Vincera.

Vincera and Old Vincera entered into the stock purchase agreement with the expectation that the acquisition will result in benefits to each company. Achieving the benefits of the acquisition will depend in part on the successful integration of Vincera's and Old Vincera's technologies, operations and personnel in a timely and efficient manner. Integrating Vincera and Old Vincera will be a complex and time-consuming process. Employees and management of Vincera and Old Vincera have played a key role in creating and operating each company. The successful integration of these two companies will alter prior relationships and may affect productivity. In addition, the acquisition is likely to require significant time and attention of management of each company that would otherwise be focused on ongoing operations and could negatively affect the combined companies’ ability to operate and to retain key employees after the acquisition. Vincera cannot assure its stockholders that the operations of the combined companies can be successfully integrated or that any of the anticipated benefits of the acquisition will be realized.

Undetected errors or failures in our software could result in loss or delay in the market acceptance for our products or lost sales.

Because our software products and the environments in which they operate are complex, our software may contain errors that can be detected at any point in their lifecycle.  While we continually test our products for errors, errors in our products may be found in the future even after our products have been commercially introduced.  Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation, increased service and warranty costs, license terminations or renegotiations or costly litigation.  Additionally, because our products support or rely on other systems and applications, any software errors or bugs in these systems or applications may result in errors in the performance of our software, and it may be difficult or impossible to determine where the error resides.

We are involved in litigation, and may in the future be involved in additional litigation, including product liability claims, which may result in substantial expense and may divert our attention from the implementation of our business strategy.

From time to time, we may be subject to legal claims related to our business. These may include actions for regulatory non-compliance, customer and shareholder complaints, and failure to meet financial obligations.   We are subject to legal proceeding described under the caption “Legal Proceedings.” While we believe these claim are without merit, we may suffer an unfavorable outcome as a result of one or more claims and we may be forced to spend funds to pay defense costs, settlements, fines and judgments.  We may also become subject to additional claims, which may result in substantial expense and may divert our attention from the implementation of our business strategy.

In addition, errors, defects or other performance problems in our software could result in financial or other damages to our customers. They could seek damages from us for losses associated with these errors, defects or other performance problems. If successful, these claims could have a material adverse effect on our business, operating results or financial condition. Although we possess errors and omissions insurance, there is no guarantee that our insurance would be enough to cover the full amount of any loss we might suffer. Our license agreements typically contain provisions designed to limit our exposure to product liability claims, but existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. We have not experienced any material product liability claims to date. However, a product liability claim brought against us, even if unsuccessful, could be time consuming and costly to defend and could harm our reputation.

We may initiate patent infringement or patent interference actions or other litigation to protect our intellectual property, or be forced to defend similar claims against us, which could be costly.

Our success is dependent upon our ability to protect our proprietary technologies included in our Vincera Activity Management software.  We rely on our patent applications, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights.  These legal means, however, afford only limited protection and may not adequately protect our rights.

Claims or litigation, including claims involving patent or intellectual property infringement claims, could harm our business and result in:

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Substantial damages, settlement or related costs, including indemnification of customers for any infringement by our VAM software on rights of third parties;

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Diversion of our limited management and financial resources to litigate infringement claims;

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Our discontinuing the use and sale of products that infringe the rights of others;

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Our expending significant resources to develop non-infringing technology as alternatives to infringing technology; and

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Our obtaining licenses to infringed technology.

We were notified by Bit-Arts that they believed we were in default of our license agreement with them and demanded that we cease incorporating their technology effective January 6, 2005.  We believed that we had not breached the agreement and filed a lawsuit.  The lawsuit sought a declaratory judgment that we had not breached the agreement and damages in the event that Bit-Arts had breached the agreement.  We settled this lawsuit in February 2005 and reached an agreement with Bit-Arts to permit us to continue to license and use their technology until December 2005.  In the event we are unable to develop or obtain the right to use replacement technology, the impact to us is that we would not be able to support some of our customers and we would likely lose part of our customer base.  The impacted portion of our customer base represented approximately 43% of our revenues in 2004 and 36% for the nine months ended September 30, 2005.  Further, this may permit competitors to develop competing products while we are developing and/or acquiring licensing rights to alternative technology.

CRS, LLC ("CRS"), a Washington limited liability company, has filed a lawsuit against us in the United States District Court for the Western District of Washington in Seattle on June 14, 2005.  The suit was originally filed by CRS against Bit-Arts, LTD., a foreign company, and Bit-Arts, Inc., a Delaware corporation, alleging patent infringement of two patents by making, using, selling and/or offering for sale without authorization, products which embody one or more claims of the patents.  We were added to the amended complaint on June 14, 2005 because we were the exclusive distributor of the Bit-Arts products allegedly infringing on the two patents, and we continue to have a license to distribute the Bit-Arts products through December 31, 2005.  CRS is seeking: (A) the defendants be adjudged to have infringed the patents; (B) all parties be permanently restrained and enjoined from directly or indirectly infringing on the patents; (C) an accounting and award of damages by reason of the infringement; (D) an award of prejudgment and post judgment interest, exemplary damages and costs;(E) award of damages, punitive damages, attorney's fees, and prejudgment interest; and (F) CRS be awarded such other relief as the Court may deem just, equitable, and proper.  Pursuant to the License Agreement between us and Bit-Arts, we intend to seek indemnification from Bit-Arts, for all or part of the damages and the expenses that we incur to defend the CRS claims. We believe the claims by CRS are without merit and intend to vigorously defend the action, but we cannot predict the final outcome of this lawsuit, nor accurately estimate the amount of time and resources that we may need to devote to defending ourselves against it. Specific damages amounts have not been specified, nor assessed at this early stage of the litigation, so the potential damages claims cannot be estimated.  Accordingly, if we were to be unsuccessful in our defense of this lawsuit, and if the CRS were to be able to establish substantial damages, we could be forced to pay an amount, currently unknown, which could have an adverse effect on our business. In addition, although we believe that we are entitled to indemnification in whole or in part for any damages and costs of defense, there can be no assurance that we will be successful on the indemnification claim or recover all or a portion of any damages assessed or expenses incurred.

We have hired employees and consultants who were past employees of our competitors, and may continue to do so in the future.  As a result, one or more of our competitors could file lawsuits against us alleging the infringement of their trade secrets and other intellectual property. Although we do not believe we have infringed upon the intellectual property of our competitors, such lawsuits could divert our attention and resources from our business operations.

In addition, we have sold in the past and may in the future sell our software in foreign countries and the laws of some of these countries may not protect our intellectual property to the same extent as U.S. laws, if at all, and we may be unable to protect our rights in proprietary technologies in these countries.

We depend on third-party licenses and open-source code for our products.

We rely on software technologies which we license from third parties and acquire from open-source providers for use in our products to perform key functions and provide additional functionality.  Because our products incorporate software developed and maintained by third parties, we are, to an extent, dependent upon those third parties' ability to maintain or enhance their current products, to develop new products on a timely and cost-effective basis, and to respond to emerging industry standards and other technological changes.  Further, these third-party technology licenses may not always be available to us on commercially reasonable terms or at all.

If our agreements with third-party vendors are not renewed or the third-party software, including open-source code technologies, fails to address the needs of our software products, we would be required to find alternative software products or technologies of equal performance or functionality.  We cannot assure you that we would be able to replace the functionality provided by third-party software if we lose the license to this software, it becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated.  We recently settled a legal proceeding with one of these third-party licensors, Bit-Arts, Ltd., which will require us to seek alternative technologies by December 31, 2005.  In September 2005, Bit-Arts, Ltd. filed for bankruptcy protection, which may further inhibit our ability to support some of our products.

Our software sales, particularly those to enterprise customers, are often dependent on our ability to provide a significant level of professional services to our customers and we may not be able to provide these services.

Clients that license our software typically engage our professional services to assist with the installation, training, consulting and implementation of our software.  We believe that growth in our software sales depends to a significant degree on our ability to provide our clients with these services.  New services personnel will require training and education and take time to reach full productivity.  We may not be able to recruit the services personnel we need or retain our current providers of this service because competition of qualified personnel is intense.  We are in a relatively new market and only a limited number of individuals have the skills needed to provide the services that our clients require.  To meet our needs for services personnel, we may also need to use third-party consultants to supplement our own services personnel.

Customer and end-user resistance, including as a result of privacy concerns, could deter current and potential users from using our products.

Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in security and any breach could harm our customers, our business and our reputation.  In addition, our software contains features which may allow us or our customers to control, monitor or collect data from computers running our software. Therefore, we may be subject to claims associated with invasion of privacy or inappropriate disclosure, use or loss of this information. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results. Also, computers, including those that use our software, are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to rectify problems caused by any security breach.

From time to time, concerns have been expressed by governmental authorities and consumer groups regarding privacy rights.  In the event a government authority were to determine that our products, such as Vincera Activity

 Manager, and services compromise the privacy of users and others in violation of legislation that may be enacted in the future, we could be forced to modify our software and services. In addition, concerns about our collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage our reputation, result in delays of acceptance of our products by current and potential customers and harm our operating results.

It is also possible that there could be significant consumer resistance to our copy protection software products, as consumers may feel that copy protection degrades the quality of the original or that they are entitled to copy CDs, because no technology has been used in the past to prevent copying.  It is not clear whether our software and content provider customers will deploy any of our copy protection solutions if there is sustained consumer resistance.  To date, we have seen limited acceptance of our technology and some customers are not completely satisfied with effectiveness and playability levels of the protected content.  If the software and their Intellectual Property (“IP”) content providers conclude that delivering increasingly meaningful volumes of IP content and software that include our technologies generate unacceptable consumer backlash, our revenues potential may be adversely affected.

We are exposed to risks associated with expanding our technologies through strategic acquisitions and investments.

We have expanded our technology base in the past through strategic acquisitions and investments in companies with complementary technologies or intellectual property, including Old Vincera and Bit-Arts, and we intend to do so in the future.  Negotiating or completing any potential future acquisitions entail a number of risks that could affect our business and operating resulting, including:

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financing for future acquisitions may not be available on favorable terms, or at all, because of our relatively small size and lack of profitable operations;

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negotiating the terms of the acquisition successfully, because of our relative inexperience in acquisitions;

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integrating the acquired business, products, technologies or employees into our existing business and operation, because of our relative inexperience in integrating acquisitions and our small management team;

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risks associated with entering markets in which we lack prior experience, or the acquisition may not enhance our business in any current markets;

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difficulties in retaining business relationships with suppliers and customers of the acquired companies;

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potential disruption of our ongoing business and detraction of our management, because of the small size of our management team;

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 potential loss of key personnel; and

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future acquisitions may not be well-received by the investment community.

We have not entered into any agreements regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to annual testing for impairment. We have in the past (for example our acquisition of Bit-Arts’ technology) and may in the future be required to write off all or part of one or more of these investments that could harm our business.  If we consummate one or more future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash.  Acquisition activities could adversely impact our operating margins depending upon the financial models of the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing.  Any joint development efforts may not result in the successful introduction of any new products by us or a third party, and any joint marketing efforts may not result in increased demand for our products.

We depend on key personnel to manage our business and develop new products in a rapidly changing market, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and sell our products could be impaired.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel.  In particular, due to the small size of our executive management team and early stage of our business, we believe that our future success is highly dependent on David Malmstedt, our Chief Executive Officer and President and Puru Agrawal, our Chief Technology Officer, to provide continuity in the execution of our growth plans.  We do not carry key-man life insurance on executives.  While we have severance arrangements in place with Messrs. Malmstedt and Agrawal, we do not have long-term employment agreements in place with any of our employees.  The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products, especially if we experience rapid growth, which would place additional strains on our small management team.

Our intellectual property protection technologies face risks from defeat technologies such as hackers.

Two of the key capabilities of our software, Vincera Activity Manager, are the ability to protect intellectual property and provide electronic license management.  A number of devices and techniques have been available, and currently are available, that may enable third parties to defeat our copy protection, intellectual property protection and electronic license management technologies.  Moreover, our technologies are not effective against professional duplication and processing equipment.  A number of factors could cause copyright holders to choose not to use our technologies, including a perception that the inability of our technology to deter professional hackers renders our technology less useful, the commercial availability of products that defeat our copy protection technologies or any significant reduction in the effectiveness of our technologies to deter consumer copying or piracy.

The success of our business depends on the use by software and content publishers of our technologies.

If IP content providers and software companies were to determine that the benefits of our protection technology do not justify the cost of licensing our technologies, then demand for our technologies would decline.

Any future growth in revenues will depend on growth in the various digital content providers, increased use of our technologies on a larger volume of IP content and software or increases in usage fees or royalties.  To increase or maintain our market penetration, we must continue to persuade content owners that the cost of licensing our technologies is outweighed by the increase in revenues that content owners gain as a result of using copy protection, such as revenues from additional sales of the copy protected material or subsequent revenues from other distribution channels.

We have been successful historically in licensing our copy protection technologies to control unauthorized casual consumer copying.  Other content piracy sources include peer-to-peer file sharing services and PC-based disc copying software.  To the extent that our customers spend money to prevent or litigate against these other piracy sources, they may reduce spending on our technology.  Additionally, if our customers are unable to prevent their content from becoming available through these other piracy sources, they may consider our technology to be less valuable.

Legislative initiatives seeking to weaken copyright law or new governmental regulation and resulting legal uncertainties could harm our business by limiting our ability to sell our products and resulting in delayed or lost revenues.

A key differentiator for our software, Vincera Activity Manager, is the ability to collect and store unique information about individuals, which is known as personally identifiable information.  United States federal and foreign government regulations may, in the future, direct the way our Vincera Activity Manager products are sold and implemented, due to their access of personally identifiable information. Through regulation, these governments may approve and require use of competing technologies, products, or implementation methodologies.  Such government regulations may not endorse or specifically exclude use of our technologies and products in the marketplace.  Such industry-wide regulations could severely limit our ability to sell our Vincera Activity Manager products in the United States and abroad.

Our telephone and computer networks are subject to security and stability risks that could expose us to litigation or liability.

Our Vincera Activity Manager products include online business activities that depend to a great extent on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Online transmissions are subject to a number of security and stability risks, including:

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our own or licensed encryption and authentication technology, and access and security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of customer information or intellectual property;

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we could experience unauthorized access, computer viruses, system interference or destruction, “denial of service” attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our websites or use of our products and services;

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someone could circumvent our security measures and misappropriate our, our partners’ or our customers' proprietary information or content or interrupt operations, or jeopardize our licensing arrangements, which are contingent on our sustaining appropriate security protections;

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our computer systems could fail and lead to service interruptions; or

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our network of facilities may be affected by natural disaster, terrorist attack or other catastrophic events.

The occurrence of any of these or similar events could damage our business, by hurting our ability to distribute products and services and collect revenues, threatening the proprietary or confidential nature of our technology, harming our reputation, and exposing us to litigation or liability.  We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

Changes in the use of the Internet for delivery of our Vincera Activity Manager and other software or IP content may result in lost revenues.

Our Vincera Activity Manager products are designed to support the use by our customers of the Internet to deliver, deploy, or activate their software or digital media and content for their end users. The revenues we generate from our products depend on increased acceptance and use of the Internet by our customers' end users as a medium of delivery of software and digital media and content. Acceptance and use of the Internet may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet to conduct their operations. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there are few proven services and products.  Our revenues and potential profitability could be harmed if our customers and potential customers do not use our products because:

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the necessary communication and computer technology underlying the Internet and other online services do not effectively support any expansion that may occur;

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new standards and protocols are not developed in a timely manner; or

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concerns about security, reliability, cost, ease of use, accessibility, quality of service, privacy or other factors results in the Internet not remaining a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for and desirability of our products and services.

Conversely, some of our other products, such as IP content and packaged software copy protection, are designed to be applied to packaged media offered by some of our customers and we receive royalties based on the number of units produced.  If delivery of these customers' products using the Internet were to continue to increase, especially due to the increasing penetration of broadband Internet capabilities in the consumer marketplace, our revenues from packaged media may be adversely affected and not replaced by Internet-based revenues.

We intend to seek to be listed on the OTC Electronic Bulletin Board, which imposes listing requirements and can be a volatile market.

We intend to seek to have our common stock quoted on the Over-the-Counter Electronic Bulletin Board Market, or OTCBB, although we may not be successful.   We expect trading volume to be low in our shares.  Consequently, the purchase or sale of only a few shares of our stock may affect the market and may result in wide swings in price and in volume.

The OTCBB rules require that we be a reporting issuer under Section 12 of the Securities Exchange Act of 1934 and remain current in our reports under Section 13 to remain quoted on the OTCBB.  If we fail to remain current on our reporting requirements, we could be removed from the OTCBB.  As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to make a market in our securities and the ability of stockholders to sell their securities in the secondary market.

We may grant stock options and warrants and restricted stock which could reduce your ownership interest.

Awards under our 2002 Stock Option Plan and outside of this plan would reduce the percentage ownership interest of all stockholders.  Options to purchase 6,087,416 common shares, and warrants to purchase 4,935,178 shares were outstanding on November 21, 2005.  We anticipate that we will issue additional shares and warrants in connection with our efforts to raise additional funds.  We will grant additional options, warrants and/or shares of restricted stock in the future.  The issuance of shares upon the exercise of these options and warrants, and restricted stock grants may result in dilution to our stockholders.

Our certificate of incorporation, bylaws and Delaware corporate law contain provisions which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

Delaware law as well as our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company, even if it were beneficial to our stockholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

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authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt and could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock;

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prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

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prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

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provide that our board of directors is divided into three classes, each serving staggered three-year terms;

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preclude the ability of stockholders to call special meetings of stockholders; and

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establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on business combinations such as mergers between us and a holder of 15% or more or our voting stock. See “Description of Securities - Anti-Takeover Effects.”

Due to the adoption of accounting regulations that require companies to expense stock options, our earnings will decrease and our stock price may decline.

We have historically issued a relatively large number of options to our employees because we believe that employee stock options are an important element of total compensation and because we have had limited cash resources to pay cash compensation to our employees. The FASB has implemented rule changes requiring expensing of stock options.  We will implement these rule changes in the first quarter of 2006.  If we continue to support broad-based employee stock option grants we may suffer a material, negative impact upon our future earnings because of the deduction of these amounts from our net income as an expense.  This could cause the market price of our stock to decline.  Alternatively, if we cut back on employee stock option grants, we may lose an important benefit that impacts the recruiting and retention of quality employees, especially given our relative lack of cash for cash compensation, and our business could be harmed because we would be unable to attract qualified employees to implement our business plans.

Item 2.

Management’s Discussion and Analysis or Plan of Operations

The information presented in this section should be read in conjunction with the information contained in the financial statements, including the notes thereto, appearing elsewhere in this registration statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this registration statement.

Summary of Financial Information

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2005	2004	2004	2003
Statements of Operations Data:
Revenues	$192,751	$68,135	$153,587	$340,312
Total operating expenses	$1,963,652	$1,646,952	$2,390,341	$2,957,149
Operating (loss)	$(1,770,901)	$(1,578,817)	$(2,236,754)	$(2,616,837)
Net (loss)	$(2,071,482)	$(1,705,267)	$(2,483,981)	$(2,647,491)
Net (loss) per common share	$(0.09)	$(0.17)	$(0.10)	$(0.53)

	September 30,	December 31,
	2005 (unaudited)	2004	2003
Balance Sheet Data:
Cash and cash equivalents	$2,340	$907,653	$8,809
Intangibles	$715,344	$983,598	$-
Total assets	$774,844	$2,008,692	$50,858
Short term liabilities	$4,398,568	$3,951,527	$389,398
Total liabilities	$4,398,568	$3,951,527	$389,398
Stockholders’ equity (deficit)	$(3,623,724)	$(1,942,835)	$(338,540)

Overview

We license our software to company’s that provide online access to their proprietary information for a fee.  This fee is usually in the form of a subscription that a user or a company will purchase for the rights to access and use the proprietary information.  Companies that provide their proprietary information online typically do so through the following methods:

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information made available online, typically by a download over the Internet, such as research reports regarding businesses, industries, products or services;

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electronic files containing information sought by users of our customers that can be viewed over the Internet, such as Web sites; and

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software programs that can be downloaded from a software provider’s Web site, or used directly through the Internet without having to download any software.

The companies that provide their proprietary information online spans the major market segments of financial, insurance, healthcare, and government.  Although our products can be used by this broad group of companies, we have focused our initial efforts on companies where their primary business is publishing and providing their proprietary information online, through the Internet, on a subscription basis.  Companies that make up this segment include publishers of financial information, publishers of reports from analysts on key trends and market segments, and publishers of software products that are offered as an Internet-based service, which means that their customers can use their software products through the Internet without having to download any software.

Through our Vincera Activity Manager (VAM) software, we provide our customers a means to improve their customer-facing functions, such as customer retention management, customer upgrade management, and license compliance management.  Improvement in these processes are achieved by our customers through the monitoring, capturing, analysis, and reporting of key intelligence about the ways in which their subscribers interact with and use their online information.  By improving these business processes, our customers can reduce costs while simultaneously maximizing the value of each of their subscribers.

Our VAM product is comprised of a number of software products such as:

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VAM Retention to help publishers and providers of online information maximize the number of subscribers that renew subscriptions during each subscription period;

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VAM Upgrade to help publishers and providers of online information identify subscribers with need for additional products or services and successfully upgrade these subscribers to the appropriate subscription level;

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VAM Compliance to help publishers and providers of online information monitor and capture which subscribers are in violation of their license policies based on excessive or unauthorized use of the online information and services; and

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VAM Protect to help publishers and providers of online information manage access to their online information and ensure that only properly authorized subscribers benefit from the intellectual property they have valid licenses to use.

We currently provide VAM to publishers and providers of online information.  Hoover’s, Inc., Lincoln Financial Group, Microsoft, and Sony are some of our largest customers.

Going forward, we have decided to concentrate our sales efforts in North America and we intend to roll out regional marketing efforts in Europe and other parts of the world as we develop sales and marketing alliances in those areas.  As we grow, we must continue to build our support and services capabilities, because customer satisfaction is a primary value of our company and we believe a key element in our overall success.

We are refining our product offerings to include products targeted at large enterprises such as those found in the Fortune 5000. We believe that we will be able to participate in markets that offer significant growth opportunities by continuing to orient our offerings within the Business Activity Management, or BAM, market.  BAM is described as the union of two established and mature sectors in the software industry, business intelligence and business process management.  Business intelligence, or BI, software products allows businesses to monitor, analyze, and report on their data to reveal the trends and insights needed to make better business decisions.  Business process management, or BPM, software products enables the automation and coordination of the many tasks and resources, such as people, time and electronic information, that make up a business process, such as customer retention and order processing.  Products generally available in the BAM market are designed to:

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monitor user activity regarding the access and download of a company’s online information, electronic files and software;

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capture user related data associated with that activity, such as who the user is, what data is being downloaded, and where is the data being downloaded to;

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provide analysis of the captured user related data; and

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generate reports that are most frequently associated with marketing, sales, and product management functions.

We sell our products through flexible licensing, such as a subscription-based model and a one-time license fee with annual maintenance and support (which provides for enhancements to the product and customer support).  Professional services, such as consulting and education, are a key part of our overall solution to our customers.  By providing these professional services, we are able to work with our customers to help them achieve the success and return on investment they require from their investment in our technologies.

Sources of Revenues

We derived substantially all of our revenues from licensing our products and royalties from the use of our protection products and providing related services. Customers pay us license fees for the right to use our products for a fixed or perpetual term.

Our licensing arrangements may also include the provision of services. Services revenues are comprised of revenues from professional services, such as consulting services and maintenance and support services. Consulting services include a range of services such as installation, implementation and non-complex interface development for the customer’s specific applications. Maintenance and support services represent technical support of our software products and include the right to unspecified product upgrades on an if-and-when available basis.

Seasonality Of Business

We expect to experience seasonality in our business, and our consolidated financial condition and results of operations are likely to be affected by seasonality in the future. We expect to experience increased revenues in the first quarter of each calendar year (related to royalties from our customers’ shipments of their products in the fourth quarter) followed by lower revenues and operating income in the second quarter, and at times in subsequent quarters. We believe that this may occur in the event some of our customers manufacture and release PC game titles during the year-end holiday shopping season, while our operating expenses are incurred more evenly throughout the year.

Licensed Technology

We have a licensing arrangement with Bit-Arts, Ltd., based in the United Kingdom, a developer of software security solutions.  We have licensed technology that provides for intellectual property protection and electronic license management.  This technology is still integrated into some of our products and allows Vincera to provide products that can manage access to and protect intellectual property. Historically, this has been the majority of Vincera’s business. Our business arrangement is that Vincera pays a royalty fee for every product sold that contains the Bit-Arts technology.  In addition, we provide first level support for the products sold.  In return, Bit-Arts provides the development of the technologies and support of our customers for any technical customer support issues.

We were notified by Bit-Arts that it believes we were in default of this agreement and demanding that we cease incorporating their technology effective January 6, 2005.  We believed that we had not breached the agreement and filed a lawsuit in the Supreme Court of New York, County of New York on January 4, 2005 seeking a declaratory judgment that we have not breached the license agreement between Bit-Arts and us, seeking temporary and permanent injunctive relief and seeking damages resulting from Bit-Arts breaches of the agreement and tortious interference with our customers.  The impact to us if we are unable to successfully resolve this matter is that we will not be able to maintain the current customer base that has a recurring revenue stream, nor would we be able to sell new licenses for any of our products that embedded the Bit-Arts technology.  Historically this had been a majority of our revenues.  In addition, we will not be able to sell our complete product line, or achieve the average selling price we desire.  Further, this may permit competitors to develop competing products while we are developing and/or acquiring licensing rights to alternative technology.  We obtained a temporary restraining order on January 5, 2005, with a hearing set for February 10, 2005 to provide for a temporary injunction.  Bit-Arts had removed the case to the United States District Court for the Southern District of New York.   On February 10, 2005, we and Bit-Arts stipulated to the United States District Court, Southern District of New York, that the Action was settled pursuant to a Settlement and Amendment Agreement by and between the parties, and the case was dismissed with prejudice.  The Settlement Agreement released all claims of breach against both parties.  This will allow us to continue to sell and support its products that contain the Bit-Arts technology until December 31, 2005.  After December 31, 2005, Bit-Arts is contractually obligated to service and support our customers who may be currently under a support contract, and we will continue to receive seventy percent (70%) of all revenues generated from Microsoft’s usage of our products that are currently installed for the first six months of 2006, and then after June 30, 2006 until such time as Microsoft discontinues usage of our products, we will receive fifty percent (50%) of all revenues generated from Microsoft’s usage of our products.  After December 31, 2005, if we have not done so before that time, we will also remove all Bit-Arts technology from our products and offerings, and we will not be entitled to any other revenues, with the exception of Microsoft, from the Bit-Arts technologies that we had licensed.  We have developed our own technologies for protecting our customers’ IP that is distributed in electronic format through Portable Format Documents, or PDF’s.  Our VAM solution does not rely on any technologies provided by Bit-Arts, so going-forward this settlement will not impact our offerings.   In addition, the following occurred: (1) Bit-Arts provided us with a modified version of its’ technology that provides the full level of protection required by one of our major customers; (2) Bit-Arts will not receive any payment of royalties for any royalty-bearing product sold by us until a current outstanding receivable from Bit-Arts to us in the amount of $56,573.00 has been extinguished; (3) we transferred approximately 1.5% out of the 2.69% of stock in Bit-Arts back to Bit-Arts.

Subsequently, on September 30, 2005, we were notified that a petition in a case ancillary to a foreign proceeding was filed in the United States Bankruptcy Court for the Southern District of New York, requesting an order for relief under 11 U.S.C. Section 304.  The petitioners were Stephen Katz and David Birne, (the “Petitioners”), as Joint Administrators of Bit-Arts, Ltd., debtor in a foreign proceeding.  In addition, the same petitioners filed a Verified Petition, pursuant to Section 304 of the Bankruptcy Code, to Commence a Case Ancillary to a Foreign Proceeding in the United States Bankruptcy Court for the Southern District of New York.  The petition states that in July 2004 funding was being sought by Bit-Arts to continue operations.  Guildhall Trading Company Limited (“Guildhall”) made a loan that was advanced in a series of traunches from July 2004 to July 2005.  In connection with the loan, Guildhall was granted a security interest in substantially all of Bit-Arts assets.  Guildhall made formal demand on its outstanding debenture.  Consequently, on July 15, 2005 a petition for administration was presented by Guildhall to the High Court of England pursuant to Paragraph 14 of Section B1 of the Insolvency Act 1986.  By Order, dated July 1, 2005, the High Court appointed the Petitioners as the Administrators.  The petition is seeking that Bit-Arts’ assets located in the United States be afforded the same protection as their assets located in England.  On October 7, 2005, the United States Bankruptcy Court for the Southern District of New York granted the preliminary injunction order to the petitioners, and set a date of March 16, 2006 for a hearing at the United States Bankruptcy Court for the Southern District of New York, to consider whether the Order should be continued.

Based on the bankruptcy proceedings, we have requested that the administrators for Bit-Arts either (i) provide support for our current customers, or (ii) grant us access to the source code escrow for the Bit-Arts technologies so that we may continue to provide support for our current customers.  To date, our requests have not been honored, but we will continue to pursue relief.  If we are not successful in either obtaining support or access to the source, we may lose some of our current customers and their associated royalties.  With our contract with Bit-Arts ending on December 31, 2005 and our focus on our new VAM solutions, we believe the impact to our revenues for Bit-Arts related technologies will be minimal.   Our new VAM solutions do not contain any Bit-Arts technologies, so the outcome of these proceedings will not impact our offerings going-forward.

In connection with the software license arrangement between us and Bit-Arts, we were entitled to exclusive marketing rights for a 24 month period, ending October 31, 2004. Upon execution of the contract, the exclusive rights were classified as an asset. Due to the decline in value of the exclusive license in the fourth quarter of 2003 we deemed the exclusivity right to be other-than-temporarily impaired and recorded an impairment charge of

$792,098, based on discounted cash flow analysis prepared by us.  We do not expect that the impairment of this technology will have a material impact on our future operations because the exclusivity expired in 2004.

Recent Acquisition

In August 2004, we acquired all of the outstanding securities of Vincera Software, Inc., a provider of user activity intelligence products, in exchange for issuance of 16,681,122 shares of our common stock to the shareholders of Vincera Software, Inc., in an arms length transaction.  As a result of the acquisition, we acquired all of the assets and liabilities of Vincera Software, Inc.  We acquired Old Vincera as part of our overall strategy to provide products to enterprise customers in addition to our current offerings of consumer-based piracy management products.  This acquisition provided key technologies that we could use to combine IP protection and license management control solutions with intelligent and on-demand user activity measurements. We recorded approximately $1.1 million in intangible assets in connection with the acquisition.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the U.S.  In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, we could reasonably have used different accounting policies and estimates.  In some cases changes in the accounting estimates are reasonably likely to occur from period to period.  Accordingly, actual results could differ materially from our estimates.  To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.  We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.  We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.  Our management has reviewed our critical accounting policies and estimates with our board of directors.

Business acquisitions typically result in goodwill and other intangible assets, and the recorded values of those assets may become impaired in the future.  The determination of the value of such intangible assets requires us to make estimates and assumptions that affect our consolidated financial statements.  We assess potential impairments to intangible assets on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered.  Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of the acquired businesses, market conditions and other factors.  Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired.  Any resulting impairment loss could have an adverse impact on our results of operations by decreasing net income.

In August 2004, we acquired all of the outstanding securities of Vincera Software, Inc., a provider of user activity intelligence products, in exchange for issuance of 16,681,122 shares of our common stock to the shareholders of Vincera Software, Inc., in an arms length transaction.  The total purchase consideration of $1,026,932 has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition.  The purchase price was allocated to intangibles based on our management’s estimate.

The preliminary purchase price allocation is as follows:

Purchase price allocation
Cash	$ 2,276
Accounts receivable	2,087
Equipment	11,453
Deferred revenues	(61,900)
Customer relationships	371,748
Software	701,268
Net assets acquired	$ 1,026,932

We believe that the intangible assets acquired, consisting of the customer relationships and software, have useful lives of approximately three years.  These intangibles were valued using estimated cash flows from customer relationships over the life of the relationship.  The acquired software was the user activity management suite of products, which provides for the tracking, collecting, storing, analyzing and reporting of the activities of users of online services.  The software was valued based on expected revenues to be generated from the software over a period of useful life of 3 years due to high obsolescence in the software industry.   The estimated revenues were based on competitive information available and historical financial information about this software.  There were three significant customer relationships acquired, Hoover’s, Inc., Lincoln Financial Group, and TriActive, with estimated cash flows of $226,000, $109,000, and $13,000, respectively.  These estimated cash flows were generated from monthly subscription licenses (Hoover’s, Inc. and TriActive), annual maintenance and support (Hoover’s, Inc., Lincoln Financial Group and TriActive), and professional services (Hoover’s, Inc. and Lincoln Financial Group).  The useful life of the customer relationships was determined based on existing contracts with the customers and anticipated professional services needs for specified projects.  Subsequent to the acquisition, $12,000 of the notes payable to the related parties was reduced by the issuance of 240,000 of restricted common stock.

Our shareholders owned more than 50% of the combined entity following the acquisition of Old Vincera, approximately 17,034,970 of the total 33,716,092 shares, of 50.5%.  This includes our shares that were outstanding as a result of the 750,000 options exercised by Mr. Vishwanath, our former CEO, prior to closing the acquisition.   There are no minority voting interests.

We evaluate the following criterion to determine the acquirer in business combinations:

•

financial ownership of us post consummation of the acquisition;

•

voting rights of the company post acquisition;

•

composition of the governing body of the combined company; and

•

composition of the senior management immediately following the acquisition.

Based on paragraph 17 of SFAS 141 and related accounting literature, we determined to account for the transaction as an acquisition and not a reverse merger.

Revenue Recognition

Revenue consists of licensing of software, maintenance, and professional services.  We do not recognize revenue for agreements with rights of return, refundable fees, cancellation rights or acceptance clauses until such rights to return, refund or cancel have expired or acceptance has occurred.

We recognize revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, and Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements as revised by SAB 104.

Where software licenses are sold with maintenance or other services, we allocate the total fee to the various elements based on the fair values of the elements specific to us.  We determine the fair value of each element in the arrangement based on vendor-specific objective evidence (“VSOE’’) of fair value. VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal rate. If we do not have VSOE for one of the delivered elements of an arrangement, but do have VSOE for all undelivered elements, we use the residual method to record revenue. Under the residual method, the arrangement fee is first allocated to the undelivered elements based upon their VSOE of fair value; the remaining arrangement fee, including any discount, is allocated to the delivered element. If the residual method is not used, discounts, if any, are applied proportionately to each element included in the arrangement based on each element’s fair value without regard to the discount. License fees include the software developed and licensed by us.  We also license some of our software under contractual arrangements that, in addition to the delivery of software, require significant modification and customization of software.  Under these arrangements, services include installation, basic consulting, as well as software customization and modification to meet specific customer needs.  Professional service fees that we provide under long-term contracts to install and customize software developed by us or third parties are recognized using the percentage of completion method.  Progress to completion is measured using costs incurred or milestones achieved compared to estimate total costs or contract milestones.  Provisions for estimated losses under the percentage of completion method are made for the entire loss in the period in which they become evident.

Revenue allocated to license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, we have no significant remaining obligations with regard to implementation, and collection of a fixed or determinable fee is probable.  We consider all payments outside our normal payment terms, including all amounts due in excess of one year, to not be fixed and determinable, and such amounts are recognized as revenue as they become due.  If collectibility is not considered probable, revenue is recognized when the fee is collected.  For software arrangements where we are obligated to perform professional services for implementation, we do not consider delivery to have occurred or customer payment to be probable of collection until no significant obligations with regard to implementation remain.  Generally, this would occur when substantially all service work has been completed in accordance with the terms and conditions of the customer’s implementation requirements but may vary depending on factors such as an individual customer’s payment history or order type (e.g., initial versus follow-on).

Revenue allocated to maintenance and support is recognized ratably over the maintenance term (typically one year).  Revenue allocated to training and consulting service elements is recognized as the services are performed. Our consulting services are not essential to the functionality of our products as (i) such services are available from other vendors and (ii) we have sufficient experience in providing such services.

Vincera does not recognize revenue for agreements with rights of return, refundable fees, cancellation rights or acceptance clauses until such rights to return, refund or cancel have expired or acceptance has occurred. Currently Vincera offers its customers no legal right of return / refund upon cancellation of the purchase. However, Vincera accepts returns and refunds money to customers within 30 days of purchase as a matter of business practice.  Vincera does not recognize revenue if it has been notified by the customer its intent to cancel the purchase and seek refund should the cancellation occur within the 30 day window. Additionally, we offer standard warranty to its customers which includes legal right of refund / cancellation of the contract should we not be able to deliver upon its obligations under the contracts. Vincera estimates its sales return allowance based on historical experience with customers, its ability to meet all the obligations arising from contracts, and other factors which may be unique to each of the contracts. As of December 31, 2003 and 2004, and the nine months ended September 30, 2005, Vincera did not have any sales return allowance.

We follow very specific and detailed guidelines, discussed above, in determining revenues, however, certain judgments and estimates are made and used to determine revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized for any period if different conditions were to prevail. For example, in determining whether collection is probable, we assess our customers’ ability and intent to pay. Our actual experience with respect to collections could differ from our initial assessment if, for instance, unforeseen declines in the overall economy occur and negatively impact our customers’ financial condition.

Allowance For Doubtful Accounts

We continuously assess the collectibility of outstanding customer invoices and in doing such, we maintain an allowance for estimated losses resulting from the non-collection of customer receivables. In estimating this allowance, we consider factors such as: historical collection experience; a customer’s current credit-worthiness; customer concentrations; age of the receivable balance; both individually and in the aggregate; and general economic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from our estimates. For example, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We record an increase in the allowance for doubtful accounts when the prospect of collecting a specific account receivable becomes doubtful. In addition, we establish a non-specific reserve, using a specified percentage of the outstanding balance of all such accounts based on historical bad debt loss experience.

Stock-Based Compensation

We account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees. We make disclosures regarding employee stock-based compensation using the fair value method in accordance with SFAS No. 123, Accounting for Stock Based Compensation. We have calculated the fair value of options granted and have determined the pro forma impact on net income (loss). We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 148 and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. Option valuation models incorporate highly subjective assumptions. Because changes in the subjective assumptions can materially affect the fair-value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options. Because the determination of fair value of all employee stock options granted after such time as we may become a public entity will include an expected volatility factor and because, for pro forma disclosure purposes, the estimated fair value of our employee stock options is treated as if amortized to expense over the options’ expected life, the effects of applying SFAS No. 123 for pro forma disclosures are not necessarily indicative of future amounts.

Impairment Of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate place in the financial statements.

RESULTS OF OPERATIONS

In view of our limited operating history and changes in the general economic climate, we believe that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in new and rapidly evolving markets.

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are reviewed periodically, and actual results may differ from these estimates under different assumptions or conditions.

Comparisons of the Three and Nine Months Ended September 30, 2005 and 2004

Revenues	Nine months ended September 30,		Variance 2005 vs. 2004
	2005	2004	$	%
Total revenues	$192,751	$68,135	$124,616	183%
Royalties revenue	$59,159	$34,197	$24,962	73%
License revenue	$13,500	$29,089	$(15,589)	(54%)
Service revenue	$120,092	$4,849	$115,243	2,377%
	Three months ended September 30,		Variance 2005 vs. 2004
	2005	2004	$	%
Total revenues	$32,150	$16,127	$16,023	99%
Royalties revenue	$4,775	$16,127	$(11,352)	(70%)
License revenue	$4,500	-	$4,500	-%
Service revenue	$22,875	-	$22,875	-%

Total Revenues .  Revenues increased to $192,751 for the nine months ended September 30, 2005 from $68,135 for the nine months ended September 30, 2004, an increase of 183%. The increase in revenues for the nine months ended September 30, 2005 reflects the acquisition of Old Vincera in 2004, which brought maintenance and support and subscription contracts for their current customers, an increase in royalties in the first quarter of 2005 following the holiday season as one customer increased the usage in their Games Division of our protection software, and the increase in professional service revenues. For the nine month period ended September 30, 2005, our two largest customers accounted for 72% of our total revenues. Revenues increased to $32,150 for the three months ended September 30, 2005 from $16,127 for the three months ended September 30, 2004, an increase of  99%. The increase in revenues for the three months ended September 30, 2005 reflects the acquisition of Old Vincera in 2004, which brought maintenance and support and subscription contracts for their Old Vincera’s customer base, and the increase in professional service revenues. For the three month period ended September 30, 2005, our two largest customers accounted for 69% of our total revenues.

License Revenues .  The increase in license revenues for the three months ended September 30, 2005 compared to the year earlier period was due to the subscription base from the acquisition of Old Vincera.  The decrease in license revenues for the nine months ended September 30, 2005 compared to the year earlier period is due to one time, single usage fees for the period ending September 30, 2004.  We have been focused on developing our new solutions and reducing our dependencies on third party products, especially from Bit-Arts.  As a result, we have not sought new customers until our own internally developed protection technologies are ready for the market.  As we make the transition to the enterprise market, we anticipate that the license revenues will increase as we begin to enter into subscription based and perpetual licenses of our applications to a wider customer base.

Royalty Revenues .  As our customers protect their intellectual property with our products, they may pay us a royalty fee based on the licensing arrangement that we have with each customer. For the nine months ended September 30, 2005 the increase in royalties was due to the increased usage of our protection software within one customers’ Games Division in the first quarter of 2005 following the holiday season.  For the three months ended September 30, 2005, the usage of our protection software was not as prolific as it was the year prior, which included additional customers using our protection on a specific, one-time usage.  As we make the transition to the enterprise market with our VAM solutions, we expect that royalty revenues will decrease.

Services Revenues .  The increase in services revenues for the three and nine months ended September 30, 2005 compared to the year earlier period was primarily due to professional services rendered to one of our largest customers to expand the functionality of our VAM Retention and VAM Upgrade products, and the maintenance and support revenues from the acquisition of Old Vincera in 2004.  We expect our services revenues to increase as we move towards the enterprise software model and offer professional services and software support and maintenance services.

Expenses	Nine Months ended September 30,		Variance 2005 vs. 2004
	2005	2004	$	%
Research and Development	$656,969	$344,134	$312,835	91%
Sales, general and administrative	$1,028,878	$1,295,173	$(266,295)	(21%)
Depreciation and amortization	$277,804	$7,645	$270,159	3,534%
Interest expense	$300,469	$126,609	$173,860	137%
	Three Months ended September 30,		Variance 2005 vs. 2004
	2005	2004	$	%
Research and Development	$231,472	$143,142	$88,330	62%
Sales, general and administrative	$276,905	$629,991	$(353,086)	(56%)
Depreciation and amortization	$ 89,418	$2,872	$86,546	3,013%
Interest expense	$149,834	$102,611	$47,223	46%

Research and Development .  Research and development expenses consist of employee salaries, benefits, consulting costs and the cost of software development tools and expenses associated with the development of new products, enhancements of the existing products, quality assurance and support activities.  Research and development expenses do not include rent or facilities cost because they were immaterial.  Research and development expense in the three and nine months ended September 30, 2004 were attributable to development of our products and enhancements to our protection technologies, both of which remain in development.  For the three and nine months ended September 30, 2005, research and development expenses were attributable to enhancements for our full product line, which are ongoing.  As a percentage of our overall expenses, research and development costs accounted for 33% and 21% for the nine month periods ended September 30, 2005 and 2004, respectively, and 39% and 18% for the three month periods ended September 30, 2005 and 2004, respectively. The increase is primarily due to additional headcount in the engineering group and consultants.  While we intend to continue to invest in research and development and expect to incur additional expenses for employees and/or consultants as we develop our VAM products and lessen our dependence on third-party royalty-bearing products, including the licensed technology from Bit-Arts, we are not able to project the nature and timing of remaining efforts for completion, estimated completion date or similar information, because our development efforts will be determined by customer requirements and availability of funds.

Sales, General and Administrative .  Sales, general and administrative expenses consist of salaries, benefits and related costs of our sales, marketing, administrative, finance, business operations and information technology personnel, sales commissions, travel and entertainment expenses, costs of our marketing programs, collateral materials, rent and facilities costs, as well as legal, marketing and accounting services.  As a percentage of overall expenses, sales, general and administrative expenses accounted for 55% and 70% for the nine month periods ended September 30, 2005 and 2004, respectively, and 52% and 79% for the three month periods ended September 30, 2005 and 2004, respectively.

The decrease in sales expenses for the nine months ended September 30, 2005 and 2004, were reductions in the sales force and resulting compensation and commissions and reductions in sales consultants of approximately $172,000 as the Company has focused on bringing new products to market. Reductions in the same periods for general and administrative expenses of approximately $50,000 due primarily due to a resignation of an executive whose vacant position was not filled.

Sales expenses for the three months ended September 30, 2005 and 2004, were reduced primarily by reductions in the sales force, commissions and travel expense of approximately $251,000.  General and administrative expenses decreased by approximately $100,000 thousand in the same three month period compared to last year due to overall cost cutting in most areas of general and administrative expenses, and the reduction of one executive versus the same period in the prior year.

We expect in future periods that the percentage of sales and general and administrative to the overall expenses will increase and research and development expenses will decrease as a percentage of total expenses as we take our products to market.

Depreciation and amortization .  The increase in depreciation and amortization expense in the nine months ended September 30, 2005 as compared to the same period in 2004 is primarily due to the amortization of customer lists and software acquired from the Vincera acquisition in August 2004. The increase in depreciation and amortization expense in the three months ended September 30, 2005 as compared to the same period in 2004 is primarily due to the amortization of customer lists and software acquired from the Old Vincera acquisition in August 2004.

Interest Expense .  Interest expense increased in the three and nine months ended September 30, 2005 as compared to the same periods in 2004 primarily due to the issuance of Convertible Promissory Notes Payable and Subordinated Notes Payable during 2004.  We intend to request that the holders of the Convertible Promissory Notes Payable and the Subordinated Notes Payable to convert their securities into shares of our common stock, although there can be no assurance that we will be successful in this effort.  We anticipate that the interest expense will decrease in future periods upon the conversion of the Convertible Promissory Notes Payable and the Subordinated Notes Payable, if we are successful in obtaining the conversion of those securities.

Provision for Income Taxes and Net Operating Losses .  We have incurred operating losses for all fiscal years from inception through September 30, 2005, and therefore have not recorded a provision for income taxes.  We have recorded a valuation allowance for the full amount of our deferred tax assets, which are primarily net operating loss carryforwards because of the uncertainty regarding the realization of these carryforwards.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues	Year ended December 31,		Variance 2004 vs. 2003
	2004	2003	$	%
Total revenues	$ 153,587	$340,312	$(186,725)	(54.9)%
License revenues	$94,015	$240,442	$(146,427)	(60.9)%
Royalty revenues	$39,040	$6,227	$32,813	526.95%
Services revenues	$20,532	$93,643	$(73,111)	(78.1)%

Total Revenues.  Revenues for the year ended December 31, 2003 reflect a large, one-time contract to provide technology and certification for replication of protected IP.  This contract accounted for 82% of the revenues for this period.  For the period ended December 31, 2004, our three largest customers accounted for 25%, 25%, and 20% of our total revenues, respectively.

License Revenues.  The decrease in license revenues for 2004 was due to a large, one-time contract which accounted for 82% of the license revenues for 2003.  As we make the transition to the enterprise market, we anticipate that the license revenues will increase as we begin to enter into perpetual and subscription based licenses of our applications to a wider customer base.

Royalty Revenues.  The increase in royalty revenues for 2004 reflects the implementation of our protection products by our customers. As our customers protect their intellectual property with our products, they pay us a royalty fee.  As we make the transition to the enterprise market with our VAM solution, we expect that royalty revenues will decrease.

Services Revenues.  The decrease in services revenues for the 2004 was due to a large, one-time contract which accounted for 90% of the services revenues for 2003.  We expect our services revenues to increase as we move towards the enterprise software model and offer professional services and software support and maintenance services.

Expenses	Years ended December 31,		Variance 2004 vs. 2003
	2004	2003	$	%
Research and Development	$634,289	$359,336	$274,953	76.5%
Sales, general and administrative	$1,655,162	$1,630,491	$24,671	1.5%
Depreciation and amortization	$100,890	$175,224	$(74,334)	(42.4)%
Loss on impairment write-down of licensed technology	$0	$792,098	$(792,098)	(100.0)%
Interest expense	$246,057	$33,033	$213,024	644.9%

Research and Development.  Research and development expenses consist of employee salaries, benefits, consulting costs and the cost of software development tools and expenses associated with the development of new products, enhancements of the existing products, quality assurance and support activities.  Research and development expenses do not include rent or facilities cost because they were immaterial.  Research and development expense in 2003 were attributable to development of our online access control products and enhancements to our CD protection technologies, both of which remain in development.  For 2004, research and development expenses were attributable to enhancements for the full product line, which are ongoing.  As a percentage of our overall expenses, research and development costs accounted for 26% and 12% for the periods ended December 31, 2004 and 2003, respectively. The increase is primarily due to additional headcount in the engineering group and consultants.  While we intend to continue to invest in research and development and expect to incur additional expenses for employees and/or consultants as we develop our VAM applications and lessen our dependence on third-party royalty-bearing products, including the licensed technology from Bit-Arts, we are not able to project the nature and timing of remaining efforts for completion, estimated completion date or similar information, because our development efforts will be determined by customer requirements and availability of funds.

Sales, General and Administrative.  Sales, general and administrative expenses consist of salaries, benefits and related costs of our sales, marketing, administrative, finance, business operations and information technology personnel, sales commissions, travel and entertainment expenses, costs of our marketing programs, collateral materials, rent and facilities costs, as well as legal, marketing and accounting services.  As a percentage of overall expenses, sales, general and administrative expenses accounted for 69% and 55% for the periods ended December 31, 2004 and 2003, respectively.

The major components within the Sales expense for the period ended December 31, 2004 are: compensation was approximately $429,000, contract and professional services were approximately $83,100, facilities was approximately $19,400, travel and entertainment expenses were approximately $97,000 and marketing programs were approximately $50,100.  The major components within the Sales expense for the period ended December 31, 2003 are: compensation was approximately $323,000, contract and professional services were approximately $18,000, facilities was approximately $9,000, travel and entertainment expenses were approximately $78,000 and marketing programs were approximately $21,000.  The major components within the General and Administrative expense for the period ended December 31, 2004 are: compensation was approximately $428,900, contract and professional services were approximately $177,500, facilities was approximately $20,000, legal fees were approximately $172,560, and travel and entertainment expenses were approximately $22,600.  The major components within the General and Administrative expenses for the period ended December 31, 2003 are: compensation was approximately $434,000, contract and professional services were approximately $395,000, facilities was approximately $134,000, legal fees were approximately $141,000, and travel and entertainment expenses were approximately $18,000.

We expect in future periods that the percentage of sales, general and administrative to the overall expenses will decline and research and development expenses will increase, as a result of our attempts to develop our own proprietary software and thereby lessen our dependence on third-party royalty-bearing products.

Depreciation and amortization.  The decrease in depreciation and amortization expense in the year ended December 31, 2004 as compared to the same period in 2003 is primarily due to an impairment write-off of intangibles at the end of 2003, resulting in insignificant amortization in 2004.

Loss on Impairment.  In connection with a software license arrangement between us and Bit-Arts, we were entitled to exclusive marketing rights for a 24 month period, ending October 31, 2004.  Upon execution of the contract, the exclusive rights were classified as an asset.  Due to the decline in value of the exclusive license in the fourth quarter of 2003 we deemed the exclusivity right to be other-than-temporarily impaired and recorded an impairment charge of $792,098, based on discounted cash flow analysis prepared by us.

Interest Expense.  Interest expense increased in the year ended December 31, 2004 as compared to the same period in 2003 primarily due to an increase in interest-bearing notes outstanding.

Provision for Income Taxes and Net Operating Losses.  We have incurred operating losses for all fiscal years from inception through December 31, 2004, and therefore have not recorded a provision for income taxes.  We have recorded a valuation allowance for the full amount of our deferred tax assets, which are primarily net operating loss carryforwards because of the uncertainty regarding the realization of these carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was approximately $1,215,000 in the nine months ended September 30, 2005, as compared to $898,000 in the nine months ended September 30, 2005 due to losses incurred in those periods.  Net cash used in operating activities was approximately $2.2 million in the year ended December 31, 2004, and $1.5 million in the year ended December 31, 2003, due to losses incurred in those periods.

Net cash used in investing activities was approximately $20,000 and $8,000 for the nine months ended September 30, 2005 and 2004, respectively.  Net cash used in investing activities 2005 relates to the purchase of computer equipment.  Net cash used in investing activities was approximately $5,000 and $367,000 for the years ended December 31, 2004 and 2003, respectively.  Almost all of the net cash used in investing activities in 2003 relates to payments for the technology we acquired in November 2002.

Net cash provided from financing activities was approximately $330,000 and $915,000 in for the nine months ending September 30, 2005 and 2004, respectively.  Net cash provided from financing activities was $3.1 million and $1.4 million in 2004 and 2003, respectively.  Our financing activities consisted primarily of issuance of Convertible Promissory Notes Payable and short term notes payable during 2004.  We had to raise additional funding during 2004 and 2003 to finance the net cash used by operating and investing activities.

At September 30, 2005 we had approximately $2,340 in cash and cash equivalents. We anticipate, if our fund raising activities are not successful, the Company will not have sufficient liquidity to meet expected expenses through calendar 2005.  We also have future minimum lease payments of approximately $37,350 under operating leases.

In September 2005 we engaged an investment banking firm, Fifth Street Capital, LLC (“Fifth Street”), to act as our exclusive advisor in a private placement. We seek to raise up to $10.225 million through the sale of our common stock in a private placement.  In addition, Fifth Street has agreed to provide investment banking and financial advisory services to us with respect to financing and/or mergers and acquisitions transactions originated by Fifth Street, for a period of two years following the date of the agreement. As compensation for these services, we have agreed to pay (i) 7% of the amount raised in any offering in cash, (ii) 1% of the shares sold in any offering of our common stock, and (iii) warrants to purchase the number of shares of our common stock equal to 7% of the shares sold in any offering at an exercise price equal to the offering price.  In addition, we have agreed to issue warrants to purchase the number of shares of our common stock equal to 4% of the shares sold in any offering at an exercise price equal to 165% of an offering price, in aggregate, to Fifth Street.  Either party may terminate this agreement upon giving 60 days advance written notice.

Through the private placement, we intend to raise up to $10.225 million, with a minimum raise of $1.0 million.  At the minimum raise, we would have approximately $830,000 in net proceeds to us, which we would use primarily for general operating capital.  At the intended maximum raise of $10.225 million, we would have approximately $8.9 million in net proceeds.  Concurrent with the private placement we are seeking consents and waivers of approximately $2.5 million in subordinated note holders, $0.9 million in convertible promissory notes, and $0.4 million in short term promissory notes, to convert to shares of our common stock at $.36 per share, although there can be no assurance that we will obtain their consent.  If we are unable to receive consent from all note holders, we would seek to renegotiate the terms and conditions of those notes.

At September 30, 2005, we had outstanding approximately $2.1 million of Subordinated Promissory Notes issued in June through August 2004 to accredited investors, which bear interest at the rate of 10% per annum and maturity dates ranging from June through August 2005.  We are seeking consents from the holders of these subordinated promissory notes to convert the principal and interest to shares of our common stock at $.36 per share by canceling their indebtedness.  As of November 21, 2005 we have received consent and cancelled promissory notes from holders of approximately $1.4 million in these Subordinated Promissory Notes and have converted the principal and interest of the notes into approximately 4,337,771 shares of our common stock.  One note holder with a principal amount of $100,000 has requested repayment of the note.  We have paid approximately $56,000 to the holder, and will repay the remaining balance of principal and interest on the next close of escrow in the private placement.   At September 30, 2005, we had outstanding approximately $0.9 million of Convertible Promissory Notes Payable issued beginning in December 2003 to accredited investors, which bear interest at 6.37% per annum and matured on May 1, 2005.  As of May 1, 2005, we have defaulted on these notes, however, we sought to request that the holders of the notes consent to convert the notes into shares of our common stock, although there can be no assurance that we will be successful.  As of October 14, 2005, we received majority consent to modify the maturity date of these notes to November 15, 2005.  We received consents in October 2004 from the holders of these notes to convert to shares of our common stock upon a financing event in which we receive at least $500,000 in proceeds.  On November 2, 2005 we had the initial close of our private placement in which we received approximately $980,000 in net proceeds, and have converted the principal and interest from these notes into 2,769,655 shares of our common stock at a per share price of $0.36.   At September 30, 2005, we had outstanding approximately $330,000 in a promissory note issued beginning June 2005, and subsequently we have outstanding additional promissory notes totaling $90,000, with maturity dates from July 2005 to November 2005.  Of these, there are three notes totaling $155,000 that matured in July to August 2005.   We received consent in October 2005 from these three note holders that they will convert their promissory notes, both principal and interest, into 441,170 shares of our common stock at $.36 per share by canceling their indebtedness.  In October 2005, two of the notes totaling $175,000 matured, but each note was extended by the holders of these notes.  One of these note holders converted $36,000 of the principal into 100,000 shares of our common stock at a per share price of $0.36 by canceling that indebtedness and then taking the balance of $19,000 of principal and interest in cash.  The other note holder was paid in cash.  A note that had a maturity date of November was paid in cash.  There is currently only one note outstanding with a principal amount of $40,000 and a maturity date in November.

As of November 21, 2005, we have received:

•

net cash proceeds of approximately $1.0 million from the sale of approximately 3,027,700 shares of our common stock in the initial close of the private placement;

•

consent from the holders of approximately $1.4 million of principal from the approximately $2.5 million of subordinated promissory note holders to convert into approximately 4,337,771 shares of our common stock at a per share price of $0.36; and

•

received a majority consent from the convertible promissory notes holders to extend the maturity date of the notes to November 15, 2005 and have converted them into 2,769,655 shares of our common stock at a per share price of $0.36.

We may use cash to acquire or invest in additional businesses or to obtain the rights to use additional technologies in the future.  Our expansion plans are critical to obtaining profitability and a shortage of funds would hinder those expansion plans and put into doubt our ability to become cash flow positive and profitable.

Because a portion of our cash inflows are expected to be generated by operations, our ability to generate positive cash flow from operations may be jeopardized by fluctuations in our operating results.  Such fluctuations can occur as a result of decreases in demand for our business activity management products, or due to other business risks including, but not limited to, those factors set forth under the caption “Risk Factors.”

Our registered independent public accounting firm  has stated in their report included elsewhere in this registration statement that we have incurred losses from operations and have limited working capital that raise substantial doubt about our ability to continue as a going concern.  We hope to continue to fund operations through additional debt and equity financing arrangements that we believe may be sufficient to fund our capital expenditures, working capital, and other cash requirements for the year ending December 31, 2005.  The successful outcome of future financing activities cannot be determined at this time and there are no assurances that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operational results.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2005 and 2004, or as of December 31, 2004 and 2003.

Item 3.

Description of Property

We lease approximately 3,320 square feet at a monthly rental of $4,150 for our corporate offices in Austin, Texas under a lease that expires in June 2006.  We believe this facility is adequate to meet our requirements at the current level of business activity, however, with the lease expiration we may be required to seek a new office space, which we believe we will be able to do on commercially reasonable terms.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of November 21, 2005 for:

•

each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

•

each executive officer named in the Summary Compensation Table;

•

each of our directors; and

•

all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities.  Unless otherwise indicated below and except to the extent authority is shared by spouses under applicable law, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.  The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options, warrants and other convertible securities held by such persons that are exercisable within 60 days of November 21, 2005.

The percentage of beneficial ownership is based on 34,778,494 shares of common stock outstanding as of November 21, 2005.  To the extent that beneficial ownership of the holders set forth in the table below also includes shares of our common stock issuable upon conversion of shares of our outstanding convertible preferred stock, the number of shares issuable upon conversion are included in calculating the number of shares and the percentage of ownership of those holders, although there can be no assurance that the preferred stock will be converted.

Unless otherwise indicated, the address of each person owning outstanding shares of common stock is c/o Vincera, Inc., 611 South Congress Avenue, Suite 350, Austin, Texas 78704.

Name	Approximate Number of Shares Owned
		Approximate Percent of Class
Officers and Directors
David R. Malmstedt (1)	2,640,286	7.59%
Ken Murphy (2)	2,129,112	6.12%
Puru Agrawal (3)	1,981,464	5.70%
Mark Eshelman (4)	1,195,000	3.44%
Dennis Bell (5)	69,444	*
Kevin Schick (6)	94,444	*
All executive officers and directors as a group (7) (5 persons)	6,914,750	19.88%
5% Security Holders
Bala Vishwanath (8)	4,580,917	13.17%
Funds affiliated with Draper Fisher Jurvetson (9)	3,064,173	8.81%
Triton Venture Partners (10)	1,715,937	4.93%
Wes Gere (11)	1,667,214	4.79%
Trieu Pham (12)	1,664,251	4.79%
Funds affiliated with Origin Partners (13)	1,536,315	4.42%

* indicates less than 1%

(1)

Includes 87,500 shares issued upon exercise of options that provide for exercise prior to vesting, and are subject to a lapsing repurchase right in our favor, such that 4,167 shares vest per month through the three year vesting schedule of the option starting August 23, 2004.  Mr. Malmstedt does not have the power to vote or dispose of such shares until the restrictions lapse.

(2)

Includes shares of common stock issuable upon conversion of 840,107 shares of our Series A convertible preferred stock held by Shirley Sharon Murphy Family Trust, 500,756 shares of Series A convertible preferred stock held by Kenneth W. Murphy Children’s Trust, David Mallory, Trustee and 500,755 shares of Series A convertible preferred stock held by Kenneth W. Murphy Grandchildren’s Trust, David Mallory, Trustee, 250,000 shares of common stock, and 39,577 shares issuable upon exercise of options that are exercisable within 60 days of November 21, 2005.  We intend to request that the Series A convertible preferred stock will convert into shares of our common stock, although there can be no assurance that the holder will agree to this conversion. This excludes 300,000 Series A convertible preferred warrants that we anticipate will convert to common shares, although there can be no assurance that the holder will agree to this conversion. An additional 60,423 options to purchase common stock vest through 2008.  Ken Murphy has voting and investment power over these shares. However, Mr. Murphy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein. The address for all entities and individuals affiliated with Mr. Murphy is 3134 Skyway Circle South, Irving, Texas 73038.

(3)

Includes 17,500 shares issued upon exercise of options that provide for exercise prior to vesting, and are subject to a lapsing repurchase right in our favor, such that 834 shares vest per month through the three year vesting schedule of the option.  Mr. Agrawal does not have the power to vote or dispose of such shares until the restrictions lapse.

(4)

Includes 779,381 shares issuable upon exercise of options that are excisable within 60 days of November 21, 2005.  The options provide for exercise prior to vesting, and any unvested shares that are exercised are subject to a lapsing repurchase right in our favor.  An additional 190,619 options vest through 2008.

(5)

Includes 69,444 shares issuable upon exercise of options that are exercisable within 60 days of November 21, 2005.  Mr. Bell was granted a non-statutory option to purchase 1,250,000 shares of our common stock at an exercise price of $0.27 per share, which is a discount of 25% from the fair market value of $.36 per share.  These options are immediately exercisable and subject to a reverse-vesting provision, and vest monthly over a three year period, beginning on the date of grant.

(6)

Includes 94,444 shares issuable upon exercise of options that are exercisable within 60 days of November 21, 2005.  Mr. Schick was granted a non-statutory option to purchase 850,000 shares of our common stock at an exercise price of $0.72 per share, which is a discount of 80% from the fair market value of $.36 per share.  These options are immediately exercisable and subject to a reverse-vesting provision, and vest monthly over a three year period, beginning on the date of the grant.

(7)

Includes David R. Malmstedt, Ken Murphy, Dennis Bell, Kevin Schick and Puru Agrawal as Executive Officers and Directors.

(8)

Includes 1,707,000 shares issuable upon exercise of options that are exercisable within 60 days of November 21, 2005.

(9)

Includes 2,941,606 shares held by Draper Fisher Jurvetson Fund VII, L.P., 94,961 shares held by Draper Fisher Jurvetson Partners VII, LLC, and 27,606 shares held by Draper Associates, L.P.   Tim Draper, John Fisher and Steve Jurvetson are the managing directors of DFJ Fund VII, Ltd., the general partner of Draper Fisher Jurvetson Fund VII Partners, L.P., which in turn is the general partner of Draper Fisher Jurvetson Fund VII, L.P. On a combined basis, Messrs. Draper, Fisher and Jurvetson share voting and investment power over the shares owned by Draper Fisher Jurvetson Fund VII, L.P. Messrs. Draper, Fisher and Jurvetson are also the managing members of Draper Fisher Jurvetson Partners VII, LLC. On a combined basis, Messrs. Draper, Fisher and Jurvetson share voting and investment power over the shares owned by Draper Fisher Jurvetson Partners VII, LLC. Mr. Draper is the President of Draper, Inc., which is the general partner of Draper Associates, L.P.  In this capacity, Mr. Draper has sole voting and investment power over the shares owned by this entity.  Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests arising therein. The address for all entities and individuals affiliated with Draper Fisher Jurvetson is 2882 Sand Hill Rd., Suite 150, Menlo Park, CA 94025.

(10)

Includes 1,715,937 shares held by Triton Venture Partners, L.P..   Scott Collier and Laura Kilcrease are the managing directors Triton Ventures, LLC, the general partner of Triton Venture Management, L.P., which in turn is the general partner of Triton Venture Partners, L.P.  On a combined basis, Mr. Collier and Ms. Kilcrease share voting and investment power over the shares owned by Triton Venture Partners.  Mr. Collier and Ms. Kilcrease disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests arising therein. The address for all entities and individuals affiliated with Triton Ventures is 6300 Bridge Point Parkway, Building 1 Suite 500, Austin, TX 78730.

(11)

Includes 17,500 shares issued upon exercise of options that provide for exercise prior to vesting, and are subject to a lapsing repurchase right in our favor, such that 834 shares vest per month through the three year vesting schedule of the option.  Mr. Gere does not have the power to vote or dispose of such shares until the restrictions lapse.

(12)

Includes 17,500 shares issued upon exercise of options that provide for exercise prior to vesting, and are subject to a lapsing repurchase right in our favor, such that 834 shares vest per month through the three year vesting schedule of the option.  Mr. Pham does not have the power to vote or dispose of such shares until the restrictions lapse.

(13)

Includes 1,394,301 shares held by Origin Partners, Limited Partnership, and 142,014 shares held by Origin Partners, Civil Law Partnership.   Marc Yagjian, E. James Hutchens, and Scott T. Jones are the managing directors of these two funds. On a combined basis, Messrs. Yagjian, Hutchens, and Jones share voting and investment power over the shares owned by Origin Partners, Limited Partnership and Origin Partners, Civil Law Partnership.  Messrs. Yagjian, Hutchens, and Jones disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests arising therein. The address for all entities and individuals affiliated with Origin Partners is 8007 Two Coves, Austin, TX 78730.

Item 5.

Directors and Executive Officers, Promoters and Control Persons

Our directors and executive officers, and their ages and positions as of November 21, 2005 are as follows:

Name	Age	Position	Served as Director or Executive Officer Since
David R. Malmstedt	50	President and Chief Executive Officer and Director	2004
Kevin Schick	51	Chief Marketing Officer	2005
Puru Agrawal	30	Chief Technology Officer	2004
Dennis Bell	52	Vice President, Sales	2005
Ken Murphy	65	Director	2002

David R. Malmstedt has served as our Chief Executive Officer since August 2004 when we acquired Vincera Software, Inc. From April 2002 to August 2004, Mr. Malmstedt served as President and Chief Executive Officer of Vincera Software, Inc.  From September 2000 to December 2001, Mr. Malmstedt served as Chief Operating Officer and a director of The Kernel Group, a private storage management software company until its acquisition by Veritas Software Corporation.  From April 1999 to April 2000, Mr. Malmstedt served as Executive Vice President, Worldwide Field Operations for Legato Systems, Inc., a public storage management software company.  From January 1998 to April 1999, he served as Senior Vice President, Worldwide Field Operations for FullTime Software,Inc., a public company that provided high availability software until its acquisition by Legato Systems, Inc.  Mr. Malmstedt’s term as Director will expire in 2007.

Kevin W. Schick has served as our Chief Marketing Officer since November 2005. From September 2005 to November 2005, Mr. Schick was an independent consultant servicing our company.  From April 2002 until March 2005, Mr. Schick was an independent consultant servicing companies operating within technology industries.  From June 2001 through March 2002, Mr. Schick served as Vice President, Marketing for Cacheon, Inc., a private software company that developed tools for component architectures.  From August 1999 to May 2001, Mr. Schick served as Vice President, Product Management and Solutions for Commerce One, a public e-commerce software company.   Mr. Schick has a B.S. in Business Administration from Central Washington University.

Puru Agrawal has served as our Chief Technology Officer since August 2004. From November 1999 to August 2004, Mr. Agrawal was a co-founder and Chief Technology Officer of Vincera Software, Inc.  From January 1998 to December 1999, Mr. Agrawal served as Director of the Component Development Center at Medaphis, a public company providing consulting services in information technology.  From July 1995 to December 1997, Mr. Agrawal served in a variety of other technical leadership and management positions at BSG, an information technology consulting company.  Mr. Agrawal has a B.S. in biomedical engineering from Northwestern University.

Dennis Bell has served as our Vice President of Sales since October 2005.  From September 2001 until present, Mr. Bell served on the boards and committees of The March of Dimes, Dell Children’s Medical Centre, and One World Theatre.  From November 1994 until September 2001, Mr. Bell served in a variety of leadership roles in sales and operations management at Dell, Inc., a public company that is a diversified information-technology supplier and partner. At Dell, Inc., Mr. Bell served in the capacities of: General Manager-Corporate/Global and Delaware Business Units-UK and Ireland; Area Vice President for the Western U.S.; Area Director for the Central U.S.; and Regional Manager for the U.S. Northeast.  Mr. Bell graduated from Ryerson University in Toronto, Canada.

Ken Murphy has served as a director of Vincera, Inc. since June 2002.  He founded and served as President and Chairman of the Board of The Mail Box, Inc., a single-site mailing company, for over 27 years. In 1998 The Mail Box was acquired by Alliance Data Systems.   Mr. Murphy currently serves as director of several private companies.  Mr. Murphy is a member of the Board of Directors of the Texas Thoroughbred Association.  Mr. Murphy’s term as Director will expire in 2006.

Item 6.

Executive Compensation

The following summary compensation table sets forth the aggregate compensation awarded to, earned by, or paid to the Chief Executive Officer and to our most highly compensated executive officers whose annual compensation exceeded $100,000 (our “named executive officers”) for the fiscal years ended December 31, 2002, 2003 and 2004.

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options/SARs(#)	All Other Compensation ($)
David R. Malmstedt(1)	2004	189,750		150,000(2)
President and	2003	210,739
Chief Executive Officer	2002	165,963

Bala Vishwanath(3)	2004	120,000			187,122(4)
Former Chairman of the	2003	126,500
Board and Chief Strategy Officer	2002	133,902	4,000	150,000(5)

Puru Agrawal(6)	2004	118,000		30,000(7)
Chief Technology	2003	107,560
Officer	2002	119,290

Mark Eshelman(8)	2004	110,000	15,000
Director, Sales	2003	127,000
Development	2002	118,673	7,305	150,000(9)

(1)

Mr. Malmstedt was named our President and Chief Executive Officer in August 2004 upon our acquisition of Vincera Software, Inc.  Information as to Mr. Malmstedt’s compensation for periods prior to August 2004 relates to compensation received as President and Chief Executive Officer of Vincera Software, Inc.  Included in Mr. Malmstedt’s salary for 2004 is $91,248 of deferred salary which was payable on August 23, 2005, and we are currently in default.  The note provides for an interest rate of 1.5% per month as long as the note remains unpaid.

(2)

Mr. Malmstedt was granted options to purchase 150,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

(3)

Mr. Vishwanath served as our Chief Executive Officer until August 2004  Mr. Vishwanath submitted his resignation from the board and his positions of Chairman of the Board and Chief Strategy Officer that was effective March 1, 2005.

(4) Mr. Vishwanath received payment from a promissory note by Vincera to Mr. Vishwanath in the amount of $175,000 in consideration of unpaid salary owed to him by Vincera, in July 2002, relating to deferred salary for the years 1999 through 2002.  In addition, Vincera agreed to pay $12,122 in tax liabilities incurred by Mr. Vishwanath and to indemnify Mr. Vishwanath for any additional tax liabilities he incurs in connection with an exercise of 750,000 options for our common shares.

(5)

Mr. Vishwanath’s options are immediately exercisable at an exercise price of $.05 per share and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

(6)

Mr. Agrawal was named our Chief Technology Officer in August 2004 upon our acquisition of Vincera Software, Inc.  Information as to Mr. Agrawal’s compensation for periods prior to August 2004 relates to compensation received as Chief Technology Officer of Vincera Software, Inc.  Included in Mr. Agrawal’s salary for 2004 is $43,586 of deferred salary which was payable on August 23, 2005, and we are currently in default.  The note provides for a 1.5% interest rate per month as long as the note remains unpaid.

 (7)

Mr. Agrawal was granted options to purchase 30,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

(8)

Mr. Eshelman served as an executive officer through October 2004.

(9)

Mr. Eshelman’s options are immediately exercisable at an exercise price of $.05 per share and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

Stock Option Grants In Last Fiscal Year

The following table sets forth each grant of stock options during 2004 to each of the named executive officers.  No stock appreciation rights were granted during the fiscal year.

The percentage numbers are based on an aggregate of 3,310,000 options granted and the exercise price was $0.05 per share, the fair market value of our common stock as determined by the Board of Directors on the date of grant.

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004	Exercise Price ($/SH)	Expiration Date
Bala Vishwanath(1)	320,000	9.67%	$0.05	06/01/2014
David Malmstedt(2)	150,000	4.53%	$0.05	09/04/2014
Puru Agrawal(3)	30,000	0.91%	$0.05	09/04/2004
Mark Eshelman(4)	320,000	9.67%	$0.05	06/01/2014
Jerry Gottlieb(5)	500,000	15.11%	$0.05	06/01/2014

(1)

Mr. Vishwanath was granted options to purchase 320,000 shares of common stock at an exercise price of $.05 per share, of which he has exercised options to purchase 49,375 shares of common stock.  As a result of his termination of employment with us, 16,875 options vested through March 1, 2005 and Mr. Vishwanath exercised those options.  253,750 of these options were forfeited by Mr. Vishwanath and are available for future grant under our 2002 Stock Option Plan as a result of his termination of employment.

(2)

Mr. Malmstedt was granted options to purchase 150,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

 (3)

Mr. Agrawal was granted options to purchase 30,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

(4)

Mr. Eshelman was granted options to purchase 320,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a four year period beginning on the date of grant.

(5)

Mr. Gottlieb was granted options to purchase 500,000 shares of common stock at an exercise price of $0.05 per share. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a four year period beginning on the date of grant.  Mr. Gottlieb’s employment with the company ceased on February 28, 2005, and as a result Mr. Gottlieb had the opportunity to exercise options to purchase 83,333 shares of our common stock at a price of $0.05 per share for a period ending 90 days after February 28, 2005.  This period has now elapsed and all shares have been forfeited and are available for future grant under our 2002 Stock Option Plan.

Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table presents for our named executive officers information regarding stock option exercises during fiscal 2004 and the number and value of securities underlying unexercised options that were held by those officers as of December 31, 2004.  The numbers in the column entitled “Value of Unexercised In-The-Money Options at December 31, 2004” are based on $0.36 per share, less the exercise price payable for these shares.  These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

Option Values at December 31, 2004

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-The-Money Options at December 31, 2004 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
David R. Malmstedt (1)	150,000	46,500	0	0	0	0
Bala Vishwanath (2)	936,875	326,934	1,707,000	283,125	612,250	87,769
Puru Agrawal (3)	30,000	9,300	0	0	0	0
Mark Eshelman (4)	0	0	676,043	293,957	184,573	87,769

(1) Mr. Malmstedt was granted options to purchase 150,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

(2) Mr. Vishwanath’s options include options to purchase up to 1,707,000 shares as to which Vincera and Mr. Vishwanath agreed that the options are exercisable for five years after any termination of Mr. Vishwanath, other than for cause, death or disability. In 2004, Mr. Vishwanath exercised 750,000 options at an exercise price of $0.00133 per share, and 186,875 options at an exercise price of $0.05 per share.  As a result of his termination of employment with us, 253,750 options were forfeited by Mr. Vishwanath and are available for future grant under our 2002 Stock Option Plan. Mr. Vishwanath has exercised his vested options to purchase 29,375 shares.

(3) Mr. Agrawal was granted options to purchase 30,000 shares of common stock at an exercise price of $0.05 per share, which he has exercised. These options are immediately exercisable and subject to a reverse vesting provision pursuant to which our repurchase right lapses as the options vest monthly over a three year period beginning on the date of grant.

(4) Mr. Eshelman’s options include options to purchase up to 500,000 shares as to which Vincera and Mr. Eshelman agreed to extend the exercise period to provide that the options are exercisable for five years after any termination of Mr. Eshelman, other than for cause, death or disability.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers.  The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Employment Agreements

David R. Malmstedt.  Pursuant to an employment agreement between Mr. Malmstedt and us, Mr. Malmstedt is entitled to a base annual salary of not less than $150,000, and Mr. Malmstedt is eligible for cash bonuses at the discretion of our board of directors.  Mr. Malmstedt’s employment is terminable at will by Vincera or Mr. Malmstedt, with a fourteen day notification period. In the event that Vincera terminates Mr. Malmstedt other than for cause (as defined in his employment agreement), Mr. Malmstedt is entitled to severance pay for three months at the average of Mr. Malmstedt’s prior three month’s salary plus bonus.  We have also agreed to pay the monthly rent on Mr. Malmstedt’s residence in Austin, Texas, in an amount not to exceed $1,850 per month, and up to $1,000 per month in work location travel expenses.

Bala Vishwanath.  Pursuant to an employment agreement between Mr. Vishwanath and us, Mr. Vishwanath was entitled to a base annual salary of not less than $120,000 and Mr. Vishwanath was paid a cash bonus of $15,000, and was eligible for additional cash bonuses at the discretion of our board of directors.  Mr. Vishwanath’s employment was terminated on March 1, 2005.

Puru Agrawal.  Pursuant to an employment agreement between Mr. Agrawal and us, Mr. Agrawal is entitled to a base annual salary of not less than $120,000, and Mr. Agrawal is eligible for cash bonuses at the discretion of our board of directors.  Mr. Agrawal’s employment is terminable at will by Vincera or Mr. Agrawal, with a fourteen day notification period. In the event that Vincera terminates Mr. Agrawal other than for cause (as defined in his employment agreement), Mr. Agrawal is entitled to severance pay for three months at the average of  Mr. Agrawal’s prior three month’s salary plus bonus.

Mark Eshelman.  Pursuant to an employment agreement between Mr. Eshelman and us, Mr. Eshelman is entitled to a base annual salary of not less than $120,000 and Mr. Eshelman was paid a cash bonus of $15,000, and is eligible for additional cash bonuses at the discretion of our board of directors.  Mr. Eshelman’s employment is terminable at will by Vincera or Mr. Eshelman, with a fourteen day notification period.  In the event that we terminate Mr. Eshelman other than for cause (as defined in his employment agreement), Mr. Eshelman is entitled to severance pay for four months at the average of his prior three month’s salary plus bonus.

Item 7.

Certain Relationships and Related Transactions

Since January 1, 2002, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded, or will exceed, $60,000 and in which any current director, executive officer, holder of more than five percent of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section caption “Management” and in the transactions described below.

Mr. David R. Malmstedt received a promissory note payable by Vincera in the amount of $91,248 in consideration of unpaid salary owed to him by Old Vincera, in connection with the acquisition of Old Vincera in August 2004.  We are currently in default on this note, which provides for an interest rate of 1.5% per month as long as the note remains unpaid.  In November 2005 Mr. Malmstedt provided a short-term loan to us of $40,000 to cover payroll for October 31, 2005.  The note is due and payable with the initial close of the private placement, but in any case no later than November 30, 2005 with an interest rate of 6.375% annually.  The note also provides for a warrant for 30,560 shares of our common stock at an exercise price of $0.50 per share with an expiration date of eighteen (18) months from the date of the final closing of the Private Placement.

Mr. Mark Eshelman’s brother, Michael Eshelman, and his father, Jack Eshelman, have invested in Vincera common stock, preferred stock, and convertible notes, on the same terms and conditions as other unaffiliated investors.

Mr. Bala Vishwanath served as our Chief Executive Officer until August 2004.  Vincera issued a promissory note to Mr. Vishwanath in the amount of $175,000 in consideration of unpaid salary owed to him by Vincera, in July

2002.  Vincera repaid this amount in August 2004 with proceeds from the private placement of subordinated promissory notes.  In August 2004, Mr. Vishwanath exercised options to purchase 750,000 shares of our common stock for an exercise price of $0.00133 per share.  In connection with this exercise, Vincera agreed to indemnify Mr. Vishwanath for any tax liabilities he incurs in connection with the exercise of these options in excess of $12,122.  Mr. Vishwanath resigned effective March 1, 2005.

Mr. Ken Murphy has purchased $876,000 in principal amount of convertible promissory notes which have converted to 1,841,618 shares of our Series A preferred stock (which we intend to seek to convert into 1,841,618 shares of our common stock, although there can be no assurance in this regard), and 250,000 shares of Vincera common stock upon exercise of options at $0.05 per share.

Mr. Robert Allison, a current investor in our subordinated promissory notes in the amount of $100,000, has provided a loan to us of $100,000.  The note had a maturity date of August 1, 2005 and a fixed rate of interest of $1,000 with principal and interest due on the maturity date.  We have received Mr. Allison’s consent in October 2005 that he will convert his note, both principal and interest, into 286,111 shares of our common stock at a per share price of $0.36 and cancel the indebtedness.

Item 8.

Description of Securities

Our authorized capital stock will consist of 100,000,000 shares of common stock and 30,000,000 shares of preferred stock. There are 34,778,494 shares of our common stock and 9,923,062 shares of our preferred stock (which we will seek to convert into shares of our common stock) outstanding, that were held of record by approximately 163 stockholders. We have also granted options to purchase 6,087,416 shares of common stock, warrants to purchase 2,781,150 shares of common stock, and warrants to purchase 4,935,178 shares of preferred stock (which is convertible into common stock).

The following description is only a summary. You should also refer to our certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement, of which this registration statement forms a part.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, stockholders owning less than a majority of our stock will not be able to elect any directors on the basis of their votes alone. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock that may be outstanding from time to time, holders of common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of November 21, 2005, there were 9,923,062 shares of convertible preferred stock outstanding.  Our board of directors has the authority to issue up to 15,000,000 additional shares of preferred stock in one or more series and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of any such series, without further vote or action by the stockholders but subject to stock exchange or NASDAQ listing requirements in effect from time to time. This ability provides an important level of flexibility for financing purposes as well as being the basis for the most common type of stockholder rights plan (although we have no current plans to adopt a stockholder rights plan). The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, delaying or preventing a change in control of our company without further action by the stockholders, or adversely affect the other rights of the holders of common stock. At present, we have no plans to issue any new shares of preferred stock.

The material terms of the Series A convertible preferred stock are as follows:

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the Series A shares have a liquidation preference in an amount equal to their stated value of $0.50 per share plus declared and unpaid dividends;

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the holders of the Series A shares shall be entitled to receive, when and as declared by our board, but only out of funds that are legally available, cash dividends at the rate of 8% per year;

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the Series A shares are convertible at the option of the holder at any time into shares of our common stock, initially at a conversion price of $0.50 per share.  We intend to seek the consent of the holders of the preferred stock to convert their shares of preferred stock into shares of our common stock, although there can be no assurance that we will obtain this consent.  The conversion price is subject to adjustment in the event of: a stock split, stock dividend, combination, reclassification or other similar event; a consolidation, merger, sale or transfer of all or substantially all of our assets; a share exchange or distribution; or any issuance of securities that has a dilutive effect on the position of the holders of Series A shares, subject to certain exceptions. For example, if we were to issue common stock in a private placement for the purposes of raising capital at a price below the applicable conversion price of the Series A shares, then the holders of the Series A shares would be entitled to an adjustment to the then existing conversion price in accordance with the certificate of designations; and

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the holders of the Series A preferred shares are entitled to vote equally with the shares of our common stock, and in addition are entitled to elect one member of our board of directors.

We intend to seek the consent of the holders of 9,923,062 shares of our Preferred Series A stock to convert those shares into 9,923,062 shares of our common stock, although there can be no assurance that we will obtain their consent, upon the minimum closing of our private placement.

Warrants

From time to time we may issue warrants for the purchase of our common stock.

In connection with the sale of the promissory notes payable that were converted to Series A Preferred Stock in 2003, we issued warrants to purchase 2,154,028 shares of Series A Preferred Stock.  No value was assigned to the warrants when issued, as the value of these warrants was zero.  These warrants allow for the purchase of Series A Preferred Stock at $0.50 per share and expire in November 2011.

The terms of agreement with the holders of these Series A Preferred Stock warrants state that in the event of (a) the closing of the issuance and sale of shares of our common stock in our first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (b) the closing of our sale or transfer of all or substantially all of our assets, or (c) the closing of the acquisition of Vincera by another entity by means of merger, consolidation or other transaction or series of related transactions, resulting in the exchange of the outstanding shares of our capital stock such that the stockholders of Vincera prior to such transaction own, directly or indirectly, less than 50% of the voting power of the surviving entity, these warrants shall, on the date of such event, no longer be exercisable and become null and void.

In connection with the sale of our Subordinated Promissory Notes , we issued warrants to purchase 340,181 shares of our common stock to the holders of those notes.  These warrants are exercisable (in whole or in part) at any time on or before the expiration of 12 months from the effective date of a registration statement relating to an underwritten public offering with a price per share of at least $0.36 (subject to adjustment for stock splits, stock dividends, reclassifications and the like) and gross proceeds to the Company and any selling stockholder of not less than $2.5 million in the aggregate.  These warrants are priced at $0.50 per share.

In connection with the sale of our Subordinated Promissory Notes, we issued a warrant to purchase 68,036 shares of our common stock to our placement agent, Fifth Street Capital.  This warrant is exercisable (in whole or in part) at any time after the date which is one year immediately following the date of effectiveness of this registration statement but on or before the expiration of 24 months from the date of this registration statement.  These warrants are priced at $0.50 per share.

To date, in connection with the conversion of our Subordinated Promissory Notes, we have issued warrants to purchase 2,168,886 shares of our common stock to approximately 26 holders.  This warrant is exercisable (in whole or in part) at any time on or before eighteen (18) months from the date of the final close of the private placement.  These warrants are priced at $0.50 per share.  As holders of our subordinated promissory notes convert to stock, we will be issuing additional warrants as part of the conversion process.

In connection with the conversion and repayment of our short term promissory notes, which in aggregate is approximately $420,000, we issued warrants to purchase 204,047 shares of our common stock to approximately six holders.  These warrants are exercisable (in whole or in part) at any time on or before eighteen (18) months from the date of the initial close of the private placement.  These warrants are priced at $0.50 per share.

Convertible Promissory Notes Payable

From December 2003 to September 2004, we sold approximately $908,000 in Convertible Promissory Notes Payable (convertible into 2,741,051 shares of our common stock) to approximately 28 accredited investors.  These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering and Rule 506 of the Securities Act relating to sales to accredited investors.  The notes bear interest at 6.37% per year and have matured May 1, 2005.  We were in default and approximately $987,000 in principal and interest of these notes were outstanding as of October 25, 2005.  However, we sought, and have received approval from a majority of the note holders, to extend the maturity date from May 1, 2005 to November 15, 2005.  These notes, both principal and interest, were converted into 2,769,655 shares of our common stock upon the closing of at least $500,000 in equity financing, which occurred with the initial close of our private placement on November 2, 2005, at the per share price of $0.36 which is the per share price of the private placement.

2002 Stock Option Plan

Our board of directors adopted the 2002 Stock Option Plan, or 2002 Stock Plan, in April 2002, and it was subsequently approved by our stockholders.  The 2002 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and non-statutory stock options, restricted stock, and stock bonus awards to our employees, directors, and consultants.  Under the plan we are authorized to issue up to 9,000,000 shares.  Of these:

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Options to purchase 3,380,416 shares of our common stock have been issued and are outstanding under the 2002 Stock Plan as of November 21, 2005, at exercise prices ranging from $.05 to $.36 per share, which was (i) the fair market value as determined by the board of directors at the time the options were granted or (ii) up to an 80% discount on the fair market value as determined by the board of directors at the time the non-qualified options were granted;

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We may issue up to an additional 3,616,042 options, stock bonus awards or restricted stock awards under the 2002 Stock Plan (including as a result of options to purchase 3,616,042 shares that were granted under the 2002 Stock Plan, have expired and are available for future grants under the 2002 Stock Plan); and

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Options to purchase 2,003,542 shares have been exercised and are no longer available for future grants.

In addition there are currently outstanding options to purchase 2,707,000 shares of our common stock granted in 1999 and 2000 outside of the 2002 Stock Plan.  Approximately 2,200,000 of these options were issued at fair market value as determined by the board of directors (between $.0013 and $.10) and vested over a period of three years.  For the remaining 500,000 options granted outside of the 2002 Stock Plan the exercise price was $.15 per share which was determined by the board of directors to represent up to an 80% discount to the fair market value with respect to the grants.  The expense for these options for years ended 2003 and 2002 was immaterial as 80% of them were vested within one year.  There have been no stock bonus awards or restricted stock awards issued under the 2002 Stock Plan.

Number of Shares of Common Stock Available Under the 2002 Stock Plan.  A total of 9,000,000 shares of our common stock were reserved for issuance pursuant to our 2002 Stock Plan.  In addition, the 2002 Stock Plan provides for an annual increase to be added as of the first day of the our fiscal year beginning in 2006 equal to the lesser of (i) 1% of the outstanding shares of our common stock as of the end of our immediately preceding fiscal year on a fully diluted basis (assuming exercise of all outstanding options and warrants and conversion of all outstanding convertible preferred stock and convertible notes) and (ii) a lesser amount determined by the board; provided, however, that any shares from any increases in previous years that are not actually issued shall be added to the aggregate number of shares available for issuance under the plan in future years.

If an option, grant of restricted stock, grant of a stock bonus (each, an “award”) expires or is terminated or canceled without having been exercised, is forfeited back to or repurchased by us, the terminated portion of the award (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under our plan (unless our plan has terminated).

Administration of the 2002 Stock Plan.   Our board of directors, or one or more committees appointed by our board, administers our 2002 Stock Plan.  In the event our common stock is publicly traded, in the discretion of our board of directors, a committee may consist solely of two or more non-employee directors.  Within the scope of such authority, the board or the committee may (i) delegate to a committee of one or more members of the board who are not “outside directors” within the meaning of Section 162(m) of the Code the authority to grant awards to eligible persons who are either (a) not then the chief executive officer and the four other highest compensated officers for whom total compensation is required to be reported to stockholders for purposes of Section 162(m) at the time of recognition of income from such award or (b) not persons with respect to whom the company wishes to comply with Section 162(m) of the Code, or (ii) delegate to a committee of one or more members of the board who are not “non-employee directors” within the meaning of Rule 16b-3 the authority to grant awards to eligible persons who are not then subject to Section 16 of the Securities Exchange Act of 1934. The administrator has the power to determine the terms of the awards, including, the number of shares subject to each award, the exercisability of the awards, when and how each award shall be granted, what type or combination of types of awards shall be granted, the provisions of each award granted (which need not be identical) and the form of consideration payable upon exercise.

Options.   A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time.  The exercise price of incentive stock options under our 2002 Stock Plan for others shall not be less than 100% of the fair market value of our common stock at the date of grant.  The exercise price for non-statutory stock options shall not be less than 20% of the fair market value of the common stock on the date of grant.  After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability and unless otherwise provided in the option agreement, the option generally will remain exercisable for 12 months following such termination. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant, who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options.

Restricted Stock.   Each restricted stock purchase agreement shall be in such form and shall contain such terms and conditions that the board shall deem appropriate.  The terms and conditions of the restricted stock purchase agreements may change from time to time, and the terms of and conditions of separate restricted stock purchase agreements need not be identical.  The purchase price of restricted stock awards shall be determined by the board or a committee.  Shares of common stock acquired under a restricted stock purchase agreement, may, but need not, be subject to  a share repurchase option by us in accordance with a vesting schedule to be determined by the board or committee.  In the event a participant’s continuous service terminates, we may repurchase or otherwise acquire any or all of the shares of common stock held by the participant which have not vested as of the date of termination under the terms of the restricted stock purchase agreement.

Stock Bonus Awards.   Each stock bonus agreement shall be in such form and shall contain such terms and conditions that the board or committee shall deem appropriate.  The terms and conditions of the stock bonus agreements may change from time to time, and the terms of and conditions of separate stock bonus agreements need not be identical.  A stock bonus may be awarded in consideration for past services actually rendered to us.  Shares of common stock awarded under a stock bonus agreement, may, but need not, be subject to a share repurchase option by us in accordance with a vesting schedule to be determined by the board.  In the event a participant’s continuous service terminates, we may repurchase or otherwise acquire any or all of the shares of common stock held by the participant which have not vested as of the date of termination under the terms of the stock bonus agreement.

Transferability of Awards.   An incentive stock option shall not be transferable except by will or by the laws of descent and distribution and shall only be exercisable during the lifetime of the optionholder, unless the optionholder designates in writing a third party who may exercise the option in the event of death of the optionholder.  A non-statutory stock option, unless otherwise provided in the option agreement, shall not be transferable except by will or by the laws of descent and distribution and shall only be exercisable during the lifetime of the optionholder, unless the optionholder designates in writing a third party who may exercise the option in the event of death of the optionholder.  Rights to acquire shares of common stock under a restricted stock purchase agreement or stock bonus plan shall be transferable by the participant only upon such terms and conditions as are set forth in the restricted stock purchase agreement (as determined by the board or committee) or in the stock bonus agreement (as determined by the board), so long as common stock awarded under the restricted stock purchase agreement or stock bonus agreement remain subject to the terms of such agreement.

Adjustments upon Merger or Change in Control or Reverse Merger or Securities Acquisition.   Our 2002 Stock Plan provides that in the event of a merger with or into another corporation or our “change in control,” including the sale of all or substantially all of our assets, or in a reverse merger in which we are the surviving corporation but our shares of common stock outstanding immediately preceding the merger are converted in the merger into other property, the successor corporation will assume or substitute an equivalent award for each outstanding award.  Any outstanding awards held by participants whose continuous service has not terminated that are not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, and any such awards shall terminate if not exercised (if applicable) at or prior to such event.   In addition our 2002 Stock Plan provides that, after the first date any security of ours is listed (or approved for listing) on any securities exchange or designated (or approved for designation) as a national market security on an interdealer quotation system, in the event of an acquisition by any person, entity or group of securities representing at least 50% of the combined voting power entitled to vote other than by merger, asset sale, consolidation or reverse merger, any outstanding awards held by participants whose continuous service has not terminated the vesting shall be fully accelerated.

Amendment and Termination of Our 2002 Stock Incentive Plan.   Our 2002 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, our board of directors has the authority to amend (subject to shareholder approval, as applicable) our 2002 Stock Plan provided it does not adversely affect any award previously granted under our 2002 Stock Plan.  In addition, our board of directors has the authority to suspend or terminate our 2002 Stock Plan.

Anti-Takeover Effects

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the stockholder became an interested stockholder unless (with a few exceptions) the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation, our bylaws and contracts to which we are a party could have the effect of delaying or preventing a tender offer or takeover attempt of our company that a stockholder might consider favorable, including attempts that might result in a premium over the prevailing market price of our stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management. These provisions are summarized in the following paragraphs.

Classified Board of Directors.  Our certificate of incorporation and bylaws provide that at the first annual meeting of our stockholders held in 2005, our board of directors will be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of the members of our board of directors will be elected each year and at least two annual stockholder meetings will be required, instead of one, to replace a majority of the members of our board of directors. This provision, when coupled with the provisions of our certificate of incorporation and bylaws authorizing our board of directors to fill vacant directorships or increase the size of our board, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors.

No Stockholder Action by Written Consent.  Our certificate of incorporation eliminates the ability of stockholders to act by written consent, thus requiring that all actions of our stockholders be taken at a duly called annual or special meeting of stockholders. This measure, together with the elimination of stockholders’ ability to call special meetings, causes stockholder action to only be possible at annual meetings or special meetings, and limits the efficacy of the proxy fight technique for hostile raiders.

Supermajority Vote Provisions.  Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation includes supermajority vote provisions that require the affirmative vote of the holders of at least eighty percent of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend the provisions of our certificate of incorporation relating to the classified board of directors and the elimination of action by written consent of stockholders.

Authorized but Unissued Stock.  Our authorized but unissued common stock and preferred stock is available for our board to issue in one or more transactions without stockholder approval and our board of directors has broad power to establish the rights and preferences of authorized and unissued preferred stock. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions, equity incentive plans and a stockholder rights plan. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

No Stockholder Ability to Call Special Meetings.  Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors.

Advance Notice Procedures for Stockholder Proposals.  Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that is the one year anniversary of the date we released the notice of annual meeting to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from such an anniversary date, notice by the stockholder must be delivered not earlier than the 90th day prior to such annual meeting and not later than the earlier of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions provide our board of directors with advance notice of possible dissident stockholder proposals and director nominations, and provide our board with additional time to develop a response and to ensure that all stockholders have adequate information regarding proposals and nominations. These provisions may also preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Limitation of Director Liability.  Our certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for their breach of their fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to us or our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements.  Our bylaws require us to indemnify our directors and officers to the fullest extent not prohibited by Delaware law.  We have entered into indemnification agreements with our directors and executive officers and intend to purchase additional directors’ and executive officers’ liability insurance.

Registration Rights of Various Stockholders

The holders of 9,923,062 shares of our preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investors’ rights agreement described below. The registration rights under the investors’ rights agreement will expire five years following the completion of a public offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.  In addition, we anticipate that we will grant additional registration rights to investors in the event we raise additional funds.

Demand Registration Rights

At any time following 180 days after the effective date of an underwritten public offering, the holders of shares of common stock having demand registration rights under the investors’ rights agreement have the right to require that we register their common stock, provided such registration relates to not less than 50% in the aggregate of our then outstanding shares of common stock having demand registration rights. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 180 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us or it would otherwise materially adversely affect a financing, acquisition, disposition, merger or other material transaction. The managing underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters’ fees, discounts and commissions and stock transfer taxes, incurred in connection with these demand registration rights.

Piggyback Registration Rights

If we register any securities for public sale, the stockholders with piggyback registration rights under the investors’ rights agreement have the right to include their shares in the registration, subject to specified exceptions. The managing underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons, provided that no shares requested to be included by those stockholders with piggyback registration rights shall be excluded from the registration until all shares proposed to be registered by the Company’s founders, officers, directors or employees are excluded from registration. We must pay all expenses, except for underwriters’ fees, discounts and commissions and stock transfer taxes, incurred in connection with these piggyback registration rights.

S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the investors’ rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $1,000,000. The stockholders with S-3 registration rights under the investors’ rights agreement have the right to request an unlimited number of Form S-3 demands, however we are not obligated to file more than one (1) registration statement on Form S-3 in any given six (6) month period. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us or it would otherwise materially adversely affect a financing, acquisition, disposition, merger or other material transaction. We must pay all expenses, except for underwriters’ fees, discounts and commissions and stock transfer taxes, incurred in connection with these S-3 registration rights.

Stock Purchase Warrant Registration Rights

In connection with a best efforts commitment underwritten public offering of our common stock under the Securities Act of 1933, as amended, with a price per share of at least $0.36 (subject to adjustment for stock splits, stock dividends, reclassifications and the like) and gross proceeds to us and any selling stockholders of not less than $2,500,000 in the aggregate, we are required to take all necessary steps to include the shares of common stock issuable to holders of the Stock Purchase Warrants, upon exercise of the Stock Purchase Warrants, in the registration statement.

PART II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

There has been no public market for our common stock.  If our stockholders sell substantial amounts of our common stock in the public market following this registration, the prevailing market price of our common stock could decline.  While the holders of our currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this registration statement, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Rule 144.  In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this registration statement, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, or (b) the average weekly trading volume of our common stock on the Over-the-Counter Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.  Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k).  Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.  Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the effectiveness of this registration statement.

Rule 701.  In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this registration statement in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this registration statement  in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration Rights. The holders of 9,923,062 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our investors’ rights agreement described above. The registration rights under the investors’ rights agreement will expire five years following the completion of this registration statement, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period. After any such registration of these shares, such shares will be freely tradable without restriction under the Securities Act.  These sales could cause the market price of our common stock to decline.

Stock Plans.  As of November 21, 2005, options to purchase 6,087,416 shares of common stock were outstanding under our prior stock option and incentive plans and stock option agreements.  After the effective date of this registration statement, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock reserved for issuance under our prior and current stock incentive plans and our stock option agreements.  Based on the number of options outstanding and shares reserved for issuance under our prior and current stock incentive plans and our stock option agreements, the Form S-8 registration statement would cover 9,703,458 shares of our common stock.  The Form S-8 registration statement will become effective immediately upon filing.  At that point, subject to the satisfaction of applicable exercise periods, Rule 144 volume limitations applicable to affiliates and the agreements with the underwriters referred to above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our stock incentive plan and shares of common stock issued pursuant to our employee stock purchase plan (to the extent that such shares are not held by affiliates) will be available for immediate resale in the public market.

Dividends

We have never paid or declared any cash dividends on our common stock, and we have no current plans to pay any future cash dividends on the common stock. Instead, we intend to retain all earnings to support our operations and future growth. The payment of any future dividends on the common stock will be determined by the board of directors based upon our earnings, financial condition and cash requirements, possible restrictions in future financing agreements, if any, restrictions in the certificates of designations of preferred stock, business conditions and such other factors deemed relevant.

Market Data

Vincera common and preferred stock has not traded on any market and, thus, has no trading history.  Vincera intends to have its common stock quoted on the Over-the-Counter Bulletin Board.

Holders

As of November 21, 2005, there were approximately 114 holders of our common stock. There were also approximately 84 holders of our preferred stock, and approximately 49 holders of our Subordinated Promissory Notes.

Penny Stock Regulations

Our common stock will be subject to the requirements of Rule 15g-9, under the Securities Exchange Act as long as the price of our common stock is below $5.00 per share.  Under this rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.  The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also require additional disclosure in connection with any trades involving a stock defined as a penny stock.  Generally, the SEC defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share.  The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it.  Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

Item 2.

Legal Proceedings

We recently settled a lawsuit that we filed against Bit-Arts after we were notified by Bit-Arts that it believed we were in default of the license agreement between us and Bit-Arts (for failing to pay royalties, market their software and comply with licensing terms) and demanded that we cease incorporating their technology effective January 6, 2005.  We believed that we had not breached the agreement and filed a lawsuit in the Supreme Court of New York, County of New York on January 4, 2005 seeking a declaratory judgment that we had not breached the license agreement between Bit-Arts and us, seeking temporary and permanent injunctive relief and seeking damages resulting from Bit-Arts breaches of the agreement and tortious interference with our customers.  We obtained a temporary restraining order on January 5, 2005.  Bit-Arts had removed the case to the United States District Court for the Southern District of New York.   On February 10, 2005, we and Bit-Arts stipulated to the United States District Court, Southern District of New York, that the Action was settled pursuant to a Settlement and Amendment Agreement by and between the parties, and the case was dismissed with prejudice.  The Settlement Agreement released all claims of breach against both parties.  This allows us to continue to sell and support its products that contain the Bit-Arts technology until December 31, 2005.  After December 31, 2005, Bit-Arts is contractually obligated to service and support our customers who may be currently under a support contract, and we will continue to receive seventy percent (70%) of all revenues generated from Microsoft’s usage of our products that are currently installed for the first six months of 2006, and then after June 30, 2006 until such time as Microsoft discontinues usage of our products, we will receive fifty percent (50%) of all revenues generated from Microsoft’s usage of our products.  After December 31, 2005, if we have not done so before that time, we will also remove all Bit-Arts technology from our products and offerings, and we will not be entitled to any other revenues, with the exception of Microsoft, from the Bit-Arts technologies that we had licensed.  We have developed our own technologies for protecting our customers’ IP that is distributed in electronic format through Portable Format Documents, or PDF’s.  Our VAM solution does not rely on any technologies provided by Bit-Arts, so going-forward this settlement will not impact our offerings.   In addition, the following occurred: (1) Bit-Arts provided us with a modified version of its’ technology that provides the full level of protection required by one of our major customers; (2) Bit-Arts will not receive any payment of royalties for any royalty-bearing product sold by us until a current outstanding receivable from Bit-Arts to us in the amount of $56,573.00 has been extinguished; and (3) we transferred approximately 1.5% out of the 2.69% of stock in Bit-Arts back to Bit-Arts.

Subsequently, on September 30, 2005, we were notified that a petition in a case ancillary to a foreign proceeding was filed in the United States Bankruptcy Court for the Southern District of New York, requesting an order for relief under 11 U.S.C. Section 304.  The petitioners were Stephen Katz and David Birne, (the “Petitioners”), as Joint Administrators of Bit-Arts, Ltd., debtor in a foreign proceeding.  In addition, the same petitioners filed a Verified Petition, pursuant to Section 304 of the Bankruptcy Code, to Commence a Case Ancillary to a Foreign Proceeding in the United States Bankruptcy Court for the Southern District of New York.  The petition states that in July 2004 funding was being sought by Bit-Arts to continue operations.  Guildhall Trading Company Limited (“Guildhall”) made a loan that was advanced in a series of traunches from July 2004 to July 2005.  In connection with the loan, Guildhall was granted a security interest in substantially all of Bit-Arts assets.  Guildhall made formal demand on its outstanding debenture.  Consequently, on July 15, 2005 a petition for administration was presented by Guildhall to the High Court of England pursuant to Paragraph 14 of Section B1 of the Insolvency Act 1986.  By Order, dated July 1, 2005, the High Court appointed the Petitioners as the Administrators.  The petition is seeking that Bit-Arts’ assets located in the United States be afforded the same protection as their assets located in England.  On October 7, 2005, the United States Bankruptcy Court for the Southern District of New York granted the preliminary injunction order to the petitioners, and set a date of March 16, 2006 for a hearing at the United States Bankruptcy Court for the Southern District of New York, to consider whether the Order should be continued.

Based on the bankruptcy proceedings, we have requested that the administrators for Bit-Arts either (i) provide support for our current customers, or (ii) grant us access to the source code escrow for the Bit-Arts technologies so that we may continue to provide support for our current customers.  To date, our requests have not been honored, but we will continue to pursue relief.  If we are not successful in either obtaining support or access to the source, we may lose some of our current customers and their associated royalties.  With our contract with Bit-Arts ending on December 31, 2005 and our focus on our new VAM solutions, we believe the impact to our revenues for Bit-Arts related technologies will be minimal.   Our new VAM solutions do not contain any Bit-Arts technologies, so the outcome of these proceedings will not impact our offerings going-forward.

Scott McAllister, one of our shareholders, has filed a lawsuit against us in the 261st Judicial District Court in Travis County, Texas, on January 14, 2005, asserting that we breached an alleged oral contract, promissory estoppel, and fraud in a 2003 stock transaction.  On June 6, 2005, the lawsuit was amended by the plaintiffs to include Mr. Mark Eshelman, our current Director of Sales Development and former executive officer and board member, and Mr. Bala Vishwanath, our former Chairman, CEO and CSO, as defendants in this lawsuit.  Mr. McAllister is seeking damages of $189,000 plus attorneys fees.  Mr. McAllister claims that he is owed these sums for services allegedly performed, and promises made by us, in connection with our securities offerings.  The services allegedly performed were the introduction of Fifth Street Capital LLC to Vincera, whereby Mr. McAllister believes he is entitled to a commission for all monies raised by Fifth Street Capital LLC on behalf of us, including the Bridge Loan and the proposed initial public offering that we withdrew in July 2005.  The alleged promises made were regarding our performance and the status of fund raising in 2003.  We deny the allegations and intend to vigorously defend this lawsuit.

Michael B. Shapiro, former CEO of Vincera, Inc. (at the time the company was known as Smarte Solutions) has filed a lawsuit against us and Mr. Bala Vishwanath, our former Chairman, CEO and CSO, in the 126th Judicial District Court in Travis County, Texas on March 22, 2005 which was served on us on April 4, 2005, asserting that we breached various agreements, made representations regarding compensation that were false, and made promises regarding his compensation that were false.  Mr. Shapiro is seeking damages of the reasonable value of the stock options that were alleged to have been either refused to be granted or allowed to be exercised by us, reasonable value of the services provided to us while acting as the CEO and while acting on our advisory board (which has been estimated to be at least $400,000 by Mr. Shapiro), punitive damages, attorney’s fees, all costs of the proceedings, interest on said sums as provided by law, and such other and further relief to which Mr. Shapiro may show himself justly entitled.  We deny the allegations and intend to vigorously defend this lawsuit.

CRS, LLC (“CRS”), a Washington limited liability company, has filed a lawsuit against us in the United States District Court for the Western District of Washington in Seattle on June 14, 2005.  The suit was originally filed by CRS against Bit-Arts, LTD., a foreign company, and Bit-Arts, Inc., a Delaware corporation, alleging patent infringement of two patents by making, using, selling and/or offering for sale without authorization, products which embody one or more claims of the patents.  We were added to the amended complaint on June 14, 2005 because we were the exclusive distributor of the Bit-Arts products allegedly infringing on the two patents, and we continue to have a license to distribute the Bit-Arts products through December 31, 2005.  CRS is seeking: (A) the defendants be adjudged to have infringed the patents; (B) all parties be permanently restrained and enjoined from directly or indirectly infringing on the patents; (C) an accounting and award of damages by reason of the infringement; (D) an award of prejudgment and post judgment interest, exemplary damages and costs; (E) award of damages, punitive damages, attorney’s fees, and prejudgment interest; and (F) CRS be awarded such other relief as the Court may deem just, equitable, and proper.  Pursuant to the License Agreement between us and Bit-Arts, we intend to seek indemnification from Bit-Arts, for all or part of the damages and the expenses that we incur to defend the CRS claims. We believe the claims by CRS are without merit and intend to vigorously defend the action, but we cannot predict the final outcome of this lawsuit, nor accurately estimate the amount of time and resources that we may need to devote to defending ourselves against it. Specific damages amounts have not been specified, nor assessed at this early stage of the litigation, so the potential damages claims cannot be estimated.  Accordingly, if we were to be unsuccessful in our defense of this lawsuit, and if the CRS were to be able to establish substantial damages, we could be forced to pay an amount, currently unknown, which could have an adverse effect on our business. In addition, although we believe that we are entitled to indemnification in whole or in part for any damages and costs of defense, there can be no assurance that we will be successful on the indemnification claim or recover all or a portion of any damages assessed or expenses incurred.

Item 3.

Changes in and Disagreements with Accountants

None.

Item 4.

Recent Sales of Unregistered Securities

During the last three years, we have issued unregistered securities in the transactions described below.  Except as noted below, these securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering, and Rule 701 of the Securities Act relating to a compensatory benefit plan.  Except as noted below, the sales were made to a limited number of purchasers without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption  The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions.  The sales of these securities were made without general solicitation or advertising.

Sales of Common Stock

Date	Number of Common Shares	Offering Price
November 2001 (1)	500,000	$0.05
December 2002 (2)	50,000	$0.05
June 2003 (3)	117,500	$0.05
July 2003 (4)	137,500	$0.05
August 2003 (5)	95,000	$0.05
September 2003 (6)	30,000	$0.05
October 2003 (7)	40,000	$0.05
November 2003 (8)	530,000	$0.05
December 2003 (9)	75,000	$0.05
February 2004 (10)	200	$0.05
May 2004 (11)	35,000	$0.05
June 2004 (12)	50,000	$0.05
July 2004 (13)	304,800	$0.05
August 2004 (14)	786,042	$0.00133-$0.05
September 2004 (15)	448,125	$0.05
May 2005 (16)	29,375	$0.05
October 2005 (17)	441,170	$0.36
November 2005 (18)	100,000	$0.36
November 2005 (19)	3,027,701	$0.36
November 2005 (20)	2,769,655	$0.36
November 2005 (21)	4,337,771	$0.36

(1)

In November 2001, we issued 500,000 shares in exchange for $25,000 in Promissory Notes at $0.05 per share to one party

(2)

In December 2002, we issued 50,000 shares of our common stock to one party for an aggregate purchase price of $2,500 upon the exercise of incentive stock options at an exercise price of $0.05 per share

(3)

In June 2003, we issued 117,500 shares of our common stock to two parties for an aggregate purchase price of $5,875 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(4)

In July 2003, we issued 137,500 shares of our common stock to two parties for an aggregate purchase price of $6,875 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(5)

In August 2003, we issued 95,000 shares of our common stock to two parties for an aggregate purchase price of $4,750 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(6)

In September 2003, we issued 30,000 shares of our common stock to two parties for an aggregate purchase price of $1,500 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(7)

In October 2003, we issued 40,000 shares of our common stock to one party for an aggregate purchase price of $2,000 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(8)

In November 2003, we issued 530,000 shares of our common stock to three parties for an aggregate purchase price of $20,250 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share and to one party for an aggregate purchase price of $6,250 in promissory notes upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(9)

In December 2003, we issued 75,000 shares of our common stock to one party for an aggregate purchase price of $3,750 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(10) In February 2004, we issued 200 shares of our common stock to one party for an aggregate purchase price of $10 upon the exercise of incentive stock options at an exercise price of $0.05 per share

(11)

In May 2004, we issued 35,000 shares of our common stock to one party for an aggregate purchase price of $1,750 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(12)

In June 2004, we issued 50,000 shares of our common stock to one party for an aggregate purchase price of $2,500 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(13)

In July 2004, we issued 304,800 shares of our common stock to two parties for an aggregate purchase price of $13,600 upon the exercise of incentive stock options at an exercise price of $0.05 per share and to one party for an aggregate purchase price of $1,650 upon the exercise of non-statutory stock options at an exercise price of $0.05 per share

(14) In August 2004, we issued 36,042 shares of our common stock to two parties for an aggregate purchase price of $1,802 upon the exercise of incentive stock options at an exercise price of $0.05 per share, 750,000 shares of our common stock to one party for an aggregate purchase price of $997.50 upon the exercise of non-statutory stock options at an exercise price of $0.00133 per share

(15)

In September 2004, we issued 448,125 shares of our common stock to three parties for an aggregate purchase price of $10,375 upon the exercise of incentive stock options at an exercise price of $0.05 per share and to four parties for an aggregate purchase price of $12,000 via promissory note payment deduction upon the exercise of incentive stock options at an exercise price of $0.05 per share

(16)

In May 2005, we issued 28,375 shares of our common stock to one party for an aggregate purchase price of $1,468.75 upon the exercise of incentive stock options at an exercise price of $0.05 per share

(17)

In October 2005, we issued 441,170 shares of our common stock in exchange for $155,000 in short term promissory notes at $0.36 per share to three parties

(18)

In November 2005, we issued 100,000 shares of our common stock in exchange for $36,000 in short term promissory notes at $0.36 per share to one party

(19)

In November 2005, we issued 3,027,701 shares of our common stock in the initial close of the private placement at $0.36 per share for 12 parties at an aggregate purchase price of $1,089,972.26

(20)

In November 2005, we issued 2,769,555 shares of our common stock in exchange for $907,845.29 in principal of our Convertible Promissory Notes Payable to 20 parties

(21)

In November 2005, we issued 4,337,771 shares of our common stock in exchange for $1,394,850 in principal of our Subordinated Promissory Notes to 25 parties

Issuance of Common Shares for Acquisition of Old Vincera

In August of 2004, we issued 16,681,122 shares of our common stock to 32 parties in connection with our acquisition of Old Vincera.  These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering.

Sales of Preferred Stock

From February 2003 to September 2003, we sold approximately 9,923,062 shares of our Series A Convertible Preferred Stock (convertible into 9,923,062 shares of our common stock) to approximately 110 (approximately 78 separate) accredited investors. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering, and Rule 506 of the Securities Act relating to sales to accredited investors.

Date	Number of Preferred Shares	Offering Price
February 2003 (1)	7,354,562	$0.50
March 2003 (2)	172,150	$0.50
April 2003 (3)	444,850	$0.50
May 2003 (4)	1,050,000	$0.50
July 2003 (5)	170,000	$0.50
August 2003 (6)	210,000	$0.50
September 2003 (7)	521,500	$0.50

(1)

Conversion of sixty-six Promissory Notes plus interest issued to approximately 66 accredited investors in the amount of $3,677,265.50 September 2000 through January 2003

(2)

Investment by approximately 3 accredited investors in the amount of $86,075

(3)

Investment by approximately 8 accredited investors in the amount of $222,425

(4)

Investment by approximately 22 accredited investors in the amount of $525,000

(5)

Investment by approximately 2 accredited investors in the amount of $85,000

(6)

Investment by approximately 3 accredited investors in the amount of $105,000

(7)

Investment by approximately 6 accredited investors in the amount of $260,750

Sales of Convertible Promissory Notes

From December 2003 to September 2004, we sold $907,845.29 in Convertible Promissory Notes (convertible into 2,634,983 shares of our common stock) to approximately 28 (approximately 21 separate) accredited investors. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering and Rule 506 of the Securities Act relating to sales to accredited investors.

Date	Amount of Convertible Note
December 2003 (1)	$25,000.00
January 2004 (2)	$55,000.00
February 2004 (3)	$165,000.00
March 2004 (4)	$130,000.00
April 2004 (5)	$145,000.00
May 2004 (6)	$65,000.00
June 2004 (7)	$267,216.14
July 2004 (8)	$50,000.00
September 2004 (9)	$5,629.15

(1)

Investment by one accredited investor

(2)

Investment by approximately two accredited investors

(3)

Investment by approximately five accredited investors

(4)

Investment by approximately five accredited investors

(5)

Investment by approximately six accredited investors

(6)

Investment by approximately two accredited investor

(7)

Investment by approximately six accredited investors

(8)

Investment by one accredited investor

(9)

Investment by one accredited investor

Sales of Subordinated Promissory Notes

From June 2004 to August 2004, we sold approximately $2,429,850.14 in Subordinated Promissory Notes to approximately 44 accredited investors. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering and Rule 506 of the Securities Act relating to sales to accredited investors. Fifth Street Capital, LLC, served as our placement agent and received compensation in the amount of $49,000 in cash and 68,036 warrants to purchase shares of our common stock at an exercise price of $0.50 per share for a period of 12 months.

Date	Amount of Bridge Loan
June 2004 (1)	$352,000.00
July 2004 (2)	$1,525,000.00
August 2004 (3)	$552,850.14

(1)

Investment by approximately six accredited investors

(2)

Investment by approximately twenty three accredited investors

(3)

Investment by approximately fifteen accredited investors

Sales of Subordinated Promissory Notes

From June 2005 to November 2005, we sold approximately $420,000.00 in Subordinated Promissory Notes to seven accredited investors.

Date	Amount of Bridge Loan
June 2005 (1)	$100,000.00
July 2005 (2)	$55,000.00
August 2005 (3)	$175,000.00
October 2005 (4)	$50,000.00
November 2005 (5)	$40,000.00

(1)

Investment by one accredited investor

(2)

Investment by two accredited investors

(3)

Investment by two accredited investors

(4)

Investment by one accredited investor

(5)

Investment by one accredited investor

Item 5.

Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our certificate of incorporation and bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under Delaware law, and we have entered into indemnification agreements with each of our directors and executive officers.

Insofar as indemnification may be available for liabilities arising under the U.S. Securities Act of 1933, Vincera has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

We intend to purchase insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Our employment agreements with each of Messrs. Malmstedt, Vishwanath, and Agrawal provide that during the term of his employment and so long as each of them has not breached any of his contractual obligations relating to non-competition, non-solicitation, nondisclosure of proprietary information and non-disparagement, we will indemnify him to the fullest extent permitted by the laws of the State of Delaware, and will advance to him reasonable attorneys’ fees and expenses as such fees and expenses are incurred (subject to an undertaking from the officer to repay such advances if it shall be finally determined by a judicial decision which is not subject to further appeal that he was not entitled to the reimbursement of such fees and expenses). During the term of employment of

Messrs. Malmstedt, Vishwanath, Schick, Bell, and Agrawal, they will be entitled to the protection of any insurance policies we and our affiliates that employ him shall elect to maintain generally for the benefit of our directors and officers, which we refer to as “Directors and Officers Insurance,” against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer or employee or his serving or having served any other enterprise as a director, officer or employee at our request (other than any dispute, claim or controversy arising under or relating to his employment agreement).

PART F/S

FINANCIAL STATEMENTS

VINCERA, INC.

Balance Sheets
As of
	September 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,340	$907,653
Accounts receivable, net	4,872	1,518
Accounts receivable, related party	-	52,785
Other current assets	20,538	36,600
Total current assets	27,750	998,556
Property and equipment:
Computer equipment and software	77,230	56,950
Furniture and fixtures	3,500	3,500
Total property and equipment	80,730	60,450
Less accumulated depreciation and amortization	(48,979)	(33,912)
Net property and equipment	31,751	26,538
Customer relationships acquired	247,833	340,770
Software acquired	467,511	642,828
Total Assets	$774,844	$2,008,692
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$363,135	$115,617
Accounts payable, related party	890	52,785
Note payable, related party	280,876	180,876
Notes payable	230,000	-
Deferred rent payable	3,112	6,225
Deferred revenues	25,583	12,400
Accrued interest payable	491,244	245,558
Subordinated notes payable	2,095,512	2,429,850
Convertible promissory notes payable	908,216	908,216
Total liabilities	4,398,568	3,951,527
Stockholders’ deficit:
Series A convertible preferred
shares designated, 30,000,000 authorized, 9,923,062 shares issued and
Outstanding September 30, 2005 and December 31, 2004, respectively	9,923	9,923
Additional paid-in-capital – Series A Preferred	4,951,592	4,951,592
Common stock, $.001 par value, 100,000,000 shares authorized,
25,183,090 and 24,072,822 shares issued and outstanding at
September 30, 2005 and December 31, 2004, respectively	25,183	24,072
Additional paid-in-capital	2,215,438	1,825,959
Note receivable from shareholders for purchase of stock	(6,250)	(6,250)
Accumulated deficit	(10,819,610)	(8,748,131)
Total stockholders’ deficit	(3,623,724)	(1,942,835)
Total liabilities and stockholders' deficit	$774,844	$2,008,692
See accompanying notes to financial statements.

 VINCERA, INC.

Statements of Operations
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Revenues
Royalties	$4,775	$16,127	$59,159	$34,197
Licenses	4,500	-	13,500	29,089
Services	22,875	-	120,092	4,849
Total Revenues	32,150	16,127	192,751	68,135

Expenses
Research and development	231,472	143,142	656,969	344,134
Sales, marketing, general and administrative	276,905	629,991	1,023,361	1,295,173
Depreciation and amortization	89,418	2,872	283,321	7,645

Total operating expenses	597,795	776,005	1,963,651	1,646,952

Loss from operations	(565,645)	(759,878)	(1,770,900)	(1,578,817)

Other income (expense), net	(224)	-	(112)	159
Interest expense	(149,834)	(102,611)	(300,469)	(126,609)

Net loss	$(715,703)	$(862,489)	$(2,071,481)	$(1,705,267)

Basic and diluted loss per share	$(0.03)	$(0.05)	$(0.09)	$(0.17)

Weighted average common shares outstanding: Basic and fully diluted	24,205,977	17,484,045	24,462,911	9,818,663

See accompanying notes to financial statements.

VINCERA, INC.

Statements of Cash Flows
Nine Months Ended September 30,
(unaudited)
	2005	2004
Cash flows from operating activities:
Net loss	$(2,071,481)	$(926,232)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	283,321	88,227
Changes in operating assets and liabilities:
Accounts receivable	(3,354)	(10,879)
Other current assets	16,062	4,210
Accounts receivable related party	52,785	(14,329)
Accounts payable and accrued liabilities	247,518	(74,050)
Accounts payable related party	(51,895)	14,329
Deferred Rent Payable	(3,113)	(2075)
Deferred revenue	13,183	-
Interest payable	301,941	23,261
Net cash used in operating activities	(1,215,034)	(897,538)
Cash flows from investing activities:
Purchases of property and equipment	(20,280)	(7,554)
Net cash used in investing activities	(20,280)	(7,554)
Cash flows from financing activities:
Proceeds from issuance of convertible promissory notes payable	-	907,216
Repayment of promissory notes	-	3,750
Proceeds from notes payable, related party	100,000	-
Proceeds from notes payable	230,000	-
Proceeds from issuance of common stock	-	4,260
Net cash provided by financing activities	330,000	915,226

Net decrease in cash and cash equivalents	(905,312)	(274,803)
Cash and cash equivalents at beginning of period	907,652	454,610
Cash and cash equivalents at end of period	$2,340	$179,807

Supplemental disclosure of non-cash financing activities:
Promissory notes and interest redeemed for Preferred Stock	$-	$3,677,266
Common Stock issued for Subordinated Promissory Notes payable and accrued interest	$390,590	$3,677,266

Cash paid for interest	$-	$-
See accompanying notes to financial statements.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

 (1)

Organization

Vincera, Inc. (the Company) develops and markets software.  The software offering, Vincera Activity Manager, or VAM, enables publishers and providers of online information, such as Internet-based services, the information that is viewed on their websites, and their reports, electronic files, and software that are downloaded, to understand how their services are used by their subscribers.  This understanding will allow customers to improve their customer management business processes, such as customer upgrade management, customer retention management and license compliance management.  Its applications generate information that customers can use to increase the number of subscriptions, increase the average selling price of subscriptions and increase the rate at which subscribers renew their subscriptions.

The Company was incorporated in Texas in March 1999 under the name MoveMoney.com, Inc.  In December 2000, MoveMoney.com, Inc. changed its name to MoveMoney, Inc. and reincorporated in Delaware.  In January 2002, MoveMoney, Inc. changed its name to Smarte Solutions, Inc.

On August 23, 2004, Smarte Solutions, Inc. acquired Vincera Software, Inc. and concurrently changed its name to Vincera, Inc.

The consolidated financial statements and the notes of the Company as of September 30, 2005 and for the three months and nine months ended September 30, 2005 and 2004 have been prepared by management without audit, pursuant to rules and regulations of the Securities Exchange Commission and should be read in conjunction with the December 31, 2004 audited financials statements contained in the Company’s Form 10SB Current Report filed October 26, 2005.  In the opinion of management, all normal, recurring adjustments necessary for the fair presentation of such financial information have been included.  The preparation of financials statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have bee condensed or omitted.

(2)

Summary of Significant Accounting Policies

(a)

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b)

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents. At September 30, 2005 and December 31, 2004, the Company’s cash equivalents consisted of money market funds.

(c)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally eighteen months to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

 (d)

Research and Development Costs

Financial accounting standards provide for the capitalization of certain software development costs once technological feasibility has been established and the evaluation of the recoverability of any capitalized costs on a periodic basis. The Company’s software products have historically reached technological feasibility late in the development process, and development costs incurred after

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(2)

Summary of Significant Accounting Policies (continued)

(d)

Research and Development Costs (continued)

technological feasibility and prior to product release have been insignificant to date.  Accordingly, no development costs have been capitalized to date, and all research and product development expenditures have been expensed as incurred.

(e)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

  (f)    Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in the period that includes the enactment date.

(g)

Stock-Based Compensation

The Company applies the intrinsic value-based method for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  The Company discloses the pro forma effects on operation as if the options were issued at fair value.  If the Company elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would have changed to the pro forma amounts indicated below:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Net loss, as reported	$(715,703)	(862,489)	(2,071,481)	(1,705,267)
Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(4,869)	(7,831)	(14,607)	(24,982)
Pro forma net loss	(720,572)	(870,320)	(2,086,088)	(1,730,249)
Net loss per share
Basic and diluted – as reported	$(0.03)	(0.05)	(0.09)	(0.17)
Basic and diluted – pro forma	$(0.03)	(0.05)	(0.09)	(0.18)

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(2)

Summary of Significant Accounting Policies (continued)

 (h)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (i)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

 (j)

Revenue Recognition

The Company derives revenue from software licenses, maintenance and services.  Software licenses for the Company’s software typically contain multiple elements, including the product license, maintenance and/or other services.  The Company allocates the total fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.  This objective evidence of fair value is specific to the Company and consists either of prices derived from sales of elements when they sold separately, such as the renewal rate for the maintenance element, or the price established by management for sale of elements in the ordinary course of business.

License fees include the software developed and licensed by the Company.  Certain software developed by the Company is licensed under contractual arrangements that, in addition to the delivery of software, require significant modification and customization of software.

Software not requiring significant modification or customization is recognized when persuasive evidence of an arrangement exists, delivery has occurred and the fee is fixed or determinable and probable of collection.

Services include installation, basic consulting, as well as software customization and modification to meet specific customer needs.  Professional service fees that are provided under long-term contracts to install and customize software developed by the Company or third parties are recognized using the percentage of completion method.  Progress to completion is measured using costs incurred or milestones achieved compared to estimated total costs or contract milestones.  Provisions for estimated losses under the percentage of completion method are made for the entire loss in the period in which they become evident.  Revenue allocated to training and consulting service elements is recognized as the services are performed. The Company’s consulting services are not essential to the functionality of its products as: (i) such services are available from other vendors; and (ii) the Company has sufficient experience in providing such services. Maintenance fees include technical support, bug fixes and rights to upgrade on when-and-if-available basis associated with software licenses.  These fees are collected in advance and recognized ratably over the maintenance period.  Unrecognized maintenance fees are included in deferred revenue.

(k)

Intangible Assets

The Company capitalizes costs related to software developed by third parties that were not acquired in a business combination.  Intangible assets are being amortized using the straight-line method over the contractual license period for licensed technology.  Intangible assets from the acquisition of customer relationships and software are being amortized using the straight-line method over three years (Note

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(2)

Summary of Significant Accounting Policies (continued)

(k)

Intangible Assets (continued)

14). In the nine months ending September 30, 2005, amortization totaled $92,937 for customer relationships and $175,317 for software acquired and none for the same period in 2004.  Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (l)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximates their fair values due to their short maturities.

(m)

Loss per Common Share

Basic loss per share is based on the weighted effect of common shares issued and outstanding, and is calculated by dividing net loss by the weighted average shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding.

Incremental common shares attributable to the exercise of outstanding options and warrants totaling 4,977,598 and 6,664,481 as of September 30, 2005 and 2004, respectively, were excluded from the computation of diluted loss per share because the effect would be antidilutive.

(n)

Customer Concentration

During the nine months ended 2004 and 2005, the Company experienced a concentration in customers as follows:

	2005	2004
Customer A	$103,500	-
Customer B	59,159	34,197
Customer C	22,500	-
Customer D	$-	15,000

The loss of these customers could materially affect financial results.

(o)

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued a revision to Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R).  SFAS 123R eliminates the use of the intrinsic value method of accounting under APB Opinion 25, “Accounting for Stock Issued to Employees,” and generally requires a public entity to reflect the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date in its income statement instead of pro forma disclosures in its financial statement footnotes.  The grant-date fair value will be estimated using option-pricing models adjusted for unique characteristics of those equity instruments. Amount other things, SFAS 123R also requires entities to estimate the number of instruments for which the requisite service is expected to rendered and, if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification.  In addition, SFAS 123R

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(2)

Summary of Significant Accounting Policies (continued)

(o)

Recently Issued Accounting Pronouncements (continued)

amends FASB Statement No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing of cash inflow rather than as a reduction of taxes paid.  SFAS 123 as amended is effective in the first annual effective reporting period that begins after December 15, 2005 (January 1, 2006 for the Company). As of the required effective date, entities that used the fair-value-based method under the original Statement 123 will apply this revised statement using a modified version of prospective application. The Company is currently evaluating the requirements of SFAS 123R and will adopt this statement at the effective date.  Although the Company cannot estimate the exact amount at this time, the Company expects that the adoption of this statement could have a material effect on the financial statements.

(3)

Liquidity and Capital Resources

The Company has experienced operating losses since inception as a result of efforts to market and develop its products.  The Company expects that it will achieve profitability and positive cash flows in the future.  The Company’s plans in regard to this are to increase revenues and decrease operating costs (as a percentage of revenues).  There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from its operations.  To date, the Company has funded its activities primarily through private equity offerings, which have included sales of common and preferred stock, and the issuance of promissory notes payable.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To address its cash needs, in September 2005, the Company engaged an investment banking firm, Fifth Street Capital, LLC, to act as its exclusive advisor in a private placement. The private placement seeks to raise up to $10.225 million through the sale of the Company’s common stock at an offering price of $.36 per share.  In addition, the investment banking firm has agreed to provide investment banking and financial advisory services to the Company with respect to financing and/or mergers and acquisitions transactions originated by said investment banking firm, for a period of two years following the date the agreement is executed between the Company and the investment banking firm. As compensation for these services, the Company agreed to pay (i) 7% of the amount raised in any offering in cash, (ii) 1% of the shares sold in any offering of the Company’s common stock, and (iii) warrants to purchase the number of shares of the Company’s common stock equal to 7% of the shares sold in any offering at an exercise price equal to the offering price.  In addition, the Company has agreed to issue warrants to purchase the number of shares of the Company’s common stock equal to 4% of the shares sold in any offering at an exercise price equal to 165% of an offering price, in aggregate, to the investment banking firm.  Either party may terminate this agreement upon giving 60 days advance written notice.  The Company intends to seek consent from the holders of the Company’s convertible promissory notes and the subordinated promissory notes to convert the notes into shares of the Company’s common stock at the per share price of the offering, although there can be no assurance that the Company will obtain their consent.  The Company intends to seek the consent of the holders of the preferred stock to convert their shares of preferred stock into shares of the Company’s common stock, although there can be no assurance that the Company will obtain this consent.

Through the private placement, the Company intends to raise up to $10.225 million, with a minimum raise, or initial close, of $1.0 million.  At the minimum raise, the Company would have approximately $830,000 in net proceeds, which the Company would use primarily for general operating capital.  At the intended maximum raise of $10.225 million, the Company would have approximately $8.9 million in net proceeds.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(3)

Liquidity and Capital Resources (continued)

The Company had received net cash proceeds of $980,562 as of November 2, 2005. (Note 14) The Company will run out of cash in the calendar year 2005 if it does not secure additional capital or does not generate sufficient cash through operations.

Concurrent with the private placement the Company is seeking consents and waivers of approximately $2.5 million in subordinated note holders, $0.9 million in convertible promissory notes, and $0.4 in short term promissory notes, to convert to shares of the Company’s common stock at $0.36 per share, although there can be no assurance that the Company will obtain their consent.  If the Company is unable to receive consent from all note holders, the Company would be required to renegotiate the terms and conditions of those notes. (Note 6)

(4)

Commitments and Contingencies

Leases

The Company conducts its operations in various leased facilities under leases classified as operating leases.  The Company also leases certain equipment under non-cancelable operating leases.  Minimum future rentals as of September 30, 2005 are as follows:

Three months ending December 31, 2005	$12,450
Year ending December 31, 2006	$24,900

Rental expense under these leases amounted to approximately $37,350 for each of the nine months ended September 30, 2005 and 2004, respectively.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business.  Although the resolution of these matters is not currently known, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Company recently settled a lawsuit that it filed against Bit-Arts after the Company was notified by Bit-Arts that it believed the Company was in default of the license agreement between the Company and Bit-Arts (for failing to pay royalties, market their software and comply with licensing terms) and demanded that the Company cease incorporating their technology effective January 6, 2005.  The Company believed that it had not breached the agreement and filed a lawsuit in the Supreme Court of New York, County of New York on January 4, 2005 seeking a declaratory judgment that the Company had not breached the license agreement between Bit-Arts and the Company, seeking temporary and permanent injunctive relief and seeking damages resulting from Bit-Arts breaches of the agreement and tortious interference with the Company’s customers.  The Company obtained a temporary restraining order on January 5, 2005.  Bit-Arts had removed the case to the United States District Court for the Southern District of New York.   On February 10, 2005, the Company and Bit-Arts stipulated to the United States District Court, Southern District of New York, that the Action was settled pursuant to a Settlement and Amendment Agreement by and between the parties, and the case was dismissed with prejudice.  The Settlement Agreement released all claims of breach against both parties.  This allows the Company to continue to sell and support its products that contain the Bit-Arts technology until December 31, 2005.  After December 31, 2005, Bit-Arts is contractually obligated to service and support the Company’s customers who may be currently under a support contract, and the Company will continue to receive seventy percent (70%) of all revenues generated from Microsoft’s usage of the Company’s products that are currently installed for the first six months of 2006, and then after June 30, 2006 until such time as Microsoft discontinues usage of the Company’s products, the Company will receive fifty percent (50%) of all revenues generated from Microsoft’s usage of the Company’s

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(4)

Commitments and Contingencies (Continued)

Litigation, continued

products.  After December 31, 2005, if the Company has not done so before that time, the Company will also remove all Bit-Arts technology from its products and offerings, and the Company will not be entitled to any other revenues, with the exception of Microsoft, from the Bit-Arts technologies that the Company had licensed.  The Company has developed its own technologies for protecting our customers’ IP that is distributed in electronic format through Portable Format Documents, or PDF’s.  The Company’s VAM solution does not rely on any technologies provided by Bit-Arts, so going-forward this settlement will not impact its offerings.  In addition, the following occurred: (1) Bit-Arts provided the Company with a modified version of its’ technology that provides the full level of protection required by one of the Company’s major customers; (2) Bit-Arts will not receive any payment of royalties for any royalty-bearing product sold by the Company until a current outstanding receivable from Bit-Arts to the Company in the amount of $56,573.00 has been extinguished; and (3) the Company transferred approximately 1.5% out of the 2.69% of stock in Bit-Arts back to Bit-Arts.

Subsequently, on September 30, 2005, the Company was notified that a petition in a case ancillary to a foreign proceeding was filed in the United States Bankruptcy Court for the Southern District of New York, requesting an order for relief under 11 U.S.C. Section 304.  The petitioners were Stephen Katz and David Birne, (the “Petitioners”), as Joint Administrators of Bit-Arts, Ltd., debtor in a foreign proceeding.  In addition, the same petitioners filed a Verified Petition, pursuant to Section 304 of the Bankruptcy Code, to Commence a Case Ancillary to a Foreign Proceeding in the United States Bankruptcy Court for the Southern District of New York.  The petition states that in July 2004 funding was being sought by Bit-Arts to continue operations.  Guildhall Trading Company Limited (“Guildhall”) made a loan that was advanced in a series of traunches from July 2004 to July 2005.  In connection with the loan, Guildhall was granted a security interest in substantially all of Bit-Arts assets.  Guildhall made formal demand on its outstanding debenture.  Consequently, on July 15, 2005 a petition for administration was presented by Guildhall to the High Court of England pursuant to Paragraph 14 of Section B1 of the Insolvency Act 1986.  By Order, dated July 1, 2005, the High Court appointed the Petitioners as the Administrators.  The petition is seeking that Bit-Arts’ assets located in the United States be afforded the same protection as their assets located in England.  On October 7, 2005, the United States Bankruptcy Court for the Southern District of New York granted the preliminary injunction order to the petitioners, and set a date of March 16, 2006 for a hearing at the United States Bankruptcy Court for the Southern District of New York, to consider whether the Order should be continued.

Based on the bankruptcy proceedings, the Company has requested that the administrators for Bit-Arts either (i) provide support for the Company’s current customers, or (ii) grant the Company access to the source code escrow for the Bit-Arts technologies so that the Company may continue to provide support for its current customers.  To date, the Company’s requests have not been honored, but the Company will continue to pursue relief.  If the Company is not successful in either obtaining support or access to the source, the Company may lose some of its current customers and their associated royalties.  With the Company’s contract with Bit-Arts ending on December 31, 2005 and its focus on its new VAM solutions, the Company believes the impact to the Company’s revenues for Bit-Arts related technologies will be minimal.  The Company’s new VAM solutions do not contain any Bit-Arts technologies, so the outcome of these proceedings will not impact its offerings going-forward.

Scott McAllister, one of the Company’s shareholders, has filed a lawsuit against the Company in the 261st Judicial District Court in Travis County, Texas, on January 14, 2005, asserting that the Company breached an alleged oral contract, promissory estoppel, and fraud in a 2003 stock transaction.  On June 6, 2005, the lawsuit was amended by the plaintiffs to include Mr. Mark Eshelman, the Company’s current Director of Sales Development and former executive officer and board member, and Mr. Bala Vishwanath, the Company’s former Chairman, CEO and CSO, as defendants in this lawsuit.  Mr. McAllister is seeking damages of $189,000 plus attorneys fees.  Mr. McAllister claims that he is owed these sums for services

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(4)

Commitments and Contingencies (continued)

Litigation, continued

allegedly performed, and promises made by the Company, in connection with its securities offerings.  The services allegedly performed were the introduction of Fifth Street Capital LLC to Vincera, whereby Mr. McAllister believes he is entitled to a commission for all monies raised by Fifth Street Capital LLC on behalf of the Company, including the Bridge Loan and the proposed initial public offering that the Company withdrew in July 2005.  The alleged promises made were regarding the Company’s performance and the status of fund raising in 2003.  The Company denies the allegations and intends to vigorously defend this lawsuit.

Michael B. Shapiro, former CEO of Vincera, Inc. (at the time the Company was known as Smarte Solutions) has filed a lawsuit against the Company and Mr. Bala Vishwanath, our former Chairman, CEO and CSO, in the 126th Judicial District Court in Travis County, Texas on March 22, 2005 which was served on the Company on April 4, 2005, asserting that the Company breached various agreements, made representations regarding compensation that were false, and made promises regarding his compensation that were false.  Mr. Shapiro is seeking damages of the reasonable value of the stock options that were alleged to have been either refused to be granted or allowed to be exercised by the Company, reasonable value of the services provided to the Company while acting as the CEO and while acting on the Company’s advisory board (which has been estimated to be at least $400,000 by Mr. Shapiro), punitive damages, attorney’s fees, all costs of the proceedings, interest on said sums as provided by law, and such other and further relief to which Mr. Shapiro may show himself justly entitled.  The Company denies the allegations and intends to vigorously defend this lawsuit.

CRS, LLC (“CRS”), a Washington limited liability company, has filed a lawsuit against the Company in the United States District Court for the Western District of Washington in Seattle on June 14, 2005.  The suit was originally filed by CRS against Bit-Arts, LTD., a foreign company, and Bit-Arts, Inc., a Delaware corporation, alleging patent infringement of two patents by making, using, selling and/or offering for sale without authorization, products which embody one or more claims of the patents.  The Company was added to the amended complaint on June 14, 2005 because the Company was the exclusive distributor of the Bit-Arts products allegedly infringing on the two patents, and the Company continues to have a license to distribute the Bit-Arts products through December 31, 2005.  CRS is seeking: (A) the defendants be adjudged to have infringed the patents; (B) all parties be permanently restrained and enjoined from directly or indirectly infringing on the patents; (C) an accounting and award of damages by reason of the infringement; (D) an award of prejudgment and post judgment interest, exemplary damages and costs; (E) award of damages, punitive damages, attorney’s fees, and prejudgment interest; and (F) CRS be awarded such other relief as the Court may deem just, equitable, and proper.  Pursuant to the License Agreement between us and Bit-Arts, the Company intends to seek indemnification from Bit-Arts, for all or part of the damages and the expenses that the Company incurred to defend the CRS claims. The Company believes the claims by CRS are without merit and intend to vigorously defend the action, but the Company cannot predict the final outcome of this lawsuit, nor accurately estimate the amount of time and resources that the Company may need to devote to defending against the lawsuit. Specific damages amounts have not been specified, nor assessed at this early stage of the litigation, so the potential damages claims cannot be estimated.  Accordingly, if the Company were to be unsuccessful in our defense of this lawsuit, and if the CRS were to be able to establish substantial damages, the Company could be forced to pay an amount, currently unknown, which could have an adverse effect on our business. In addition, although the Company believes that the Company is entitled to indemnification in whole or in part for any damages and costs of defense, there can be no assurance that the Company will be successful on the indemnification claim or recover all or a portion of any damages assessed or expenses incurred.

At September 30, 2005 and December 31, 2004, there were no amounts accrued for loss contingencies related to these actions as management has determined such amounts cannot be reasonably estimated.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(5)

Income Taxes

As a result of accumulated net operating losses, the Company has not recorded a provision for income taxes.  The components of the deferred tax assets and related valuation allowance are primarily the result of net operating loss carryforwards for both GAAP and tax basis of approximately $6.5 million December 31, 2004.

In assessing the realization of deferred tax assets, management considers whether it is likely that some portion or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during periods in which those temporary differences become deductible.  Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards, in future tax returns, the Company has provided a 100% valuation allowance on its deferred tax assets.  The valuation allowance increased by approximately $684,000 and $563,000 during the nine months ended September 30, 2005 and 2004, respectively.

The net operating loss carryforward will begin to expire in 2019, if not utilized.  The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period.  Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted with the Vincera Software, Inc. acquisition and subsequent equity transactions.

(6)

Notes Payable

Series A Notes Payable

Beginning in 2000, the Company began issuing convertible notes payable designated as Series A Notes Payable.  These notes accrued interest at 6.37% and a maturity date of May 14, 2003.  Beginning in February 2003, the notes and accrued interest were converted to Series A Preferred Stock (Note 8).  A portion of the note holders were also promised additional warrants to purchase preferred stock.  These warrants were issued in 2003 (Note 10).

Convertible Promissory Notes Payable

 In December 2003, the Company began issuing a new series of convertible notes payable designated as Convertible Promissory Notes Payable.  As of September 30, 2005, these notes totaled $908,016.  These notes accrue interest at 6.37% and matured May 1, 2005. These notes are convertible to preferred stock upon the closing of an equity issuance in which proceeds exceed $500,000.  The conversion is at a rate that equals the price per share for the shares issued in such an equity issuance.  A majority of the holders of the Convertible Promissory Notes Payable have agreed to the “First Amendment to Convertible Promissory Note,” amending the original notes stating that the Company may issue either preferred or common stock plus accrued interest upon a “Qualified Equity Financing” defined as an equity financing in which the Company sells equity securities and obtains net proceeds (including conversion of these notes) in an amount not less than Five Hundred Thousand Dollars ($500,000).  The Company has expressed its intention to convert these notes to common stock.  The holders agreed to execute appropriate market standoff agreements as may be requested by the Company or Company’s underwriters in connection with the closing of the issuance and sale of shares of common stock of the Company in the Company’s first public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.  Such market standoff agreements shall provide at a minimum that the holders shall be restricted from selling any shares of common stock issued upon conversion of their notes until the expiration of ten (10) days following the filing of Company’s first financial statements for a period ending in calendar year 2005 after the effective date of the first registration statement.  In the event there is not a Qualified Equity Financing, then the Company would issue preferred shares.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

  (6)

Notes Payable (continued)

Convertible Promissory Notes Payable (continued)

On May 1, 2005, the convertible promissory notes payable designated as Convertible Promissory Notes Payable (Note 6) matured, but were not repaid by the Company and are in default.  These financial statements do not include any adjustments to reflect the default of these notes, however, interest expense has been accrued at the rate of the original notes.  Management intends to seek additional funding. (Note 14)

Subordinated Notes Payable

During June through August of 2004, the Company issued $2,429,710, in Subordinated Promissory Notes (Subordinated Notes). The Subordinated Notes carry an interest rate of 10%, are subordinate to the other credit agreements and trade payables of the Company, and have maturity dates of one year from their respective issuance dates.  The Subordinated Notes are subject to a Security Agreement whereby the Company has granted a security interest in certain collateral to secure the payment of the Subordinated Notes and other obligations.  Concurrent with the issuance of the Subordinated Notes, the Company has issued Stock Purchase Warrants equal to 7% of the principal amount of the Notes to purchase Common Stock in the Company.  Each warrant holder shall have the right to purchase Common Stock of the Company from time to time on and after the earlier of (i) immediately prior to the consummation of a best efforts commitment, underwritten public offering or (ii) until the third anniversary date following the grant date of each Stock Purchase Warrant.  Each Stock Purchase Warrant shall expire and be of no further force or effect upon the earliest of (i) the third anniversary date following the grant date of each Stock Purchase Warrant (ii) twelve (12) months following the consummation of a best efforts commitment, underwritten public offering (“Public Offering”) (iii) the sale of all or substantially all of the Company’s assets or (iv) immediately prior to any merger or consolidation of the Company in which the Company is not the surviving entity. Each warrant granted is fully vested and is exercisable at a price per share equal to (i) the per share price of the Company’s Common Stock issued in a Public Offering or (ii) $0.50 in the event a Public Offering does not occur.  No value was assigned to the stock purchase warrants based on the estimated current value of the common stock of $0.05 per share.

During September the Company converted $389,121 of Subordinated Notes Payable into 1,080,893 shares of Common Stock at a conversion price of $0.36 per share.

Note Payable Related Party

On June 27, 2005, the Company issued a short term promissory note in the amount of $100,000 from a related party.  The note had a maturity date of August 1, 2005 and a fixed rate of interest of $1,000 with principal and interest due and payable on the maturity date.  This note matured but was not repaid on August 1, 2005.  The Company negotiated an extension on the $101,000 amount due until September 30, 2005 for an additional interest amount of $2,000 to cover the extension period.  The note was not paid on September 30, 2005 and was converted to common stock after that date. (Note 14)

Notes Payable

During July and August 2005, the Company issued 4 notes payable totaling $230,000.  During July 2005, two notes totaling $55,000 with an annual interest rates of 6.375% and maturing on August 15 2005.  The Company defaulted on these notes.  Subsequent to September 30, 2005 the principal and interest due on these notes were converted into common stock. (Note 14)

During August 2005, the Company issued one note for 50,000 and one note for $125,000 with annual interest rates of 60% and maturity dates of October 26th and 29th, 2005 respectively.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(7)

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock.  Each common stockholder is entitled to one vote per share of common stock owned.  During the period the Company issued 1,080,893 shares in exchange for cancellation of indebtedness on Subordinated Notes Payable of $389,121. (Note 6)

In prior periods, common stock has been issued in exchange for convertible notes payable.

(8)

Preferred Stock

During 2003, the Company converted notes payable and accrued interest totaling $3,677,266 to 7,354,562 shares of $0.001 par value, Series A Preferred Stock at $0.50 per share.  During the same period an additional 2,568,500 shares of Series A Preferred Stock was sold for $1,284,250.  Each Series A Preferred Stockholder is entitled to one vote per share of Series A Preferred Stock owned.

Each share of Series A Preferred Stock shall automatically be converted by the Company into shares of Common Stock at the Series A Conversion Price at the time in effect immediately upon the Company’s sale of its Common Stock in a public offering pursuant to a registration statement filed under the Securities Act of 1933, as amended. The Series A Conversion Price in effect for an offering discussed in Note 14 is $0.50 per share, therefore the Preferred Stock is convertible into 9,923,062 shares of Common Stock.  The preferred stock can be converted to common stock at the option of the holder at any time into shares of the Company common stock, initially at a conversion price of $0.50 per share, subject to adjustment upon the issuance of shares of our common stock (or securities convertible into shares of our common stock) at a price per share less than the conversion price of the Series A shares then in effect.  Additionally, the liquidation preference of Series A Preferred Stock is in the amount equal to their stated value of $0.50 per share plus declared and unpaid dividends.  The holders of the Series A shares shall be entitled to receive, when and as declared by the Company’s board, but only out of funds that are legally available, cash dividends at the rate of 8% per year.  The holders of the Series A preferred shares are entitled to vote equally with the shares of the Company’s common stock, and in addition are entitled to elect one member of the Company’s board of directors.

Prior to 2003, the Company was authorized to issue 10,000,000 shares of preferred stock.  In April 2003, the Board of Directors voted to authorize the Company to issue up to 30,000,000 shares of preferred stock, of which 15,000,000 shares have been designated as Series A Convertible Preferred Stock.

Series B Preferred Stock may be issued in the future in the event of a conversion of the notes payable issued beginning in December 2003 (Note 6).  The terms of the Series B Preferred Stock have not yet been determined.

(9)

Common Stock Option/Stock Incentive Plan

The Company’s 2002 Stock Incentive Plan (the “Plan”) was approved in November, 2002.  The Plan provides for a means by which individuals may be given an opportunity to benefit from increases in the value of the common stock through the granting of the following Stock Awards: Incentive Stock Options, Nonstatutory

Stock Options, stock bonuses and rights to acquire restricted stock. In 2004, the Board of Directors increased the maximum shares to 9,000,000.  Incentive Stock Options issued prior to the approval of the Plan are in addition to the total allowed through the Plan.

Incentive Stock Options may be granted only to employees.  Other Stock Awards may be granted to employees, non-employee members of the Board of Directors and others.  The provisions of separate options need not be identical, but each option shall include the following provisions:

1.

Term – No Incentive Stock Option shall be exercisable after the expiration of ten years from the date it was granted.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(9)

Common Stock Option/Stock Incentive Plan (continued)

2.

Exercise Price of an Incentive Stock Option - The exercise price shall not be less than the fair market value of the common stock on the date the option is granted.  Additional restrictions apply to certain shareholders as defined in the Plan.

3.

Exercise Price of a Nonstatutory Stock Option – The exercise price shall not be less than 20% of the fair market value of the common stock on the date the option is granted.

Under the Plan, stock bonuses and restricted stock awards in the form of shares of common stock may be issued directly to employees, members of the Board of Directors, or other individuals.  Shares of common stock issued as stock bonuses may vest immediately, or in one or more installments, at the discretion of the Board of Directors.  Recipient of stock bonuses and restricted stock awards have full stockholder rights with respect to any shares of common stock issued, regardless of whether such shares are vested.  During 2004 and 2003, no shares of common stock were issued as stock bonuses or restricted stock awards.

Stock options issued under the Plan have reverse vesting schedules as determined by the Board of Directors, which are generally four years. Unless terminated at an earlier date by action of the Board of Directors, the Plan terminates on November 4, 2012.  The Company had 5,066,042 and 4,817,708 shares of common stock available for future grants under the Plan at September 30, 2005 and December 31, 2004, respectively.

The weighted-average fair value of stock options on the date of grant to employees during 2005 and 2004 was $0.101 and $0.014, respectively, using the Black-Scholes option pricing model with the following assumptions:  expected dividend yield 0%, risk-free weighted average interest rate 3%, volatility 25% and an expected life of five years.

The Company applies APB No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the financial statements as the exercise prices of the options granted were deemed to equal or exceed the fair value of the underlying common stock at the date of grant.

Prior to the approval of the Plan, the Company issued stock options through the direct actions of the Board of Directors.  Options representing a total of 2,707,000 shares as of September 30, 2005 and 2,707,000 shares as of December 31, 2004 were issued in this manner, outside of the Plan.

Options granted to non-employees were recorded at fair value in accordance with SFAS No. 123 and EITF 96-18.  These options were issued pursuant to the Plan and are reflected in the disclosures below.  Compensation expense related to these options was not material for each of the nine months ended September 30, 2005 and 2004, respectively.

Under the Company’s Plan, of the 9,000,000 shares that are authorized to be issued, the Company has:

•

Options to purchase 1,930,416 shares of the Company’s common stock have been issued under the Plan and are outstanding as of September 30, 2005;

•

The Company may issue up to an additional 5,066,042 options, stock bonus awards or restricted stock awards (including as a result of options to purchase 5,211,855 shares that were granted under the Plan, have expired and are available for future grants under the Plan); and

•

Options to purchase 2,003,542 shares have been exercised and are no longer available for future grants.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(9)

Common Stock Option/Stock Incentive Plan (continued)

A summary of activity in common stock options for the year ended December 31, 2004 and the nine months ended September 30, 2005 are as follow, and includes options granted through the Plan and outside the Plan:

	Shares	Range of Exercise Prices	Weighted-Average Exercise Price
Options outstanding, December 31, 2004	4,881,500	$0.001- $0.15	$0.04

Options granted	1,825,000	$0.07 - $0.36	$0.09
Options exercised	(29,375)	$0.05	$0.05
Options forfeited	(2,039,709)	$.005	$0.18

Options outstanding ,September 30, 2005	4,637,416	$0.001-$0.36	$0.06

The following is a summary of options outstanding and exercisable at September 30, 2005:

Outstanding			Vested and Outstanding
Number of Shares Subject to Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Vested Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
4,637,416	6.1	$0.06	3,589,600	5.05	$0.06

(10)

Warrants

In connection with the sale of the promissory notes payable that were converted to Series A Preferred Stock in 2003 (Note 8), the Company issued warrants to purchase 2,154,028 shares of Series A Preferred Stock.  No value was assigned to the warrants when issued, as the value of these warrants was zero.  These warrants allow for the purchase of Series A Preferred Stock at $0.50 per share and expire in November 2011.

The terms of agreement with the holders of these warrants state that in the event of (a) the closing of the issuance and sale of shares of common stock of the Company in the Company's first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "IPO"), (b) the closing of the Company's sale or transfer of all or substantially all of its assets, or (c) the closing of the acquisition of the Company by another entity by means of merger, consolidation or other transaction or series of related transactions, resulting in the exchange of the outstanding shares of the Company's capital stock such that the stockholders of the Company prior to such transaction own, directly or indirectly, less than 50% of the voting power of the surviving entity, these Warrants shall, on the date of such event, no longer be exercisable and become null and void.  The Company has also issued warrants to holders of Subordinated Notes as discussed in Note 6.

 (11)

Note Receivable from Stockholder

In November and December 2003, individuals exercised options to purchase 200,000 shares of common stock and the Board of Directors agreed to accept notes totaling $10,000 as consideration. These notes bear interest at 4% per annum and all unpaid principal and interest is due in November 2006.  One of the notes for $3,750 was paid in January 2004. The remaining 125,000 shares of common stock collateralize the remaining note of $6,250.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(12)

Licensed Technology

In 2002, the Company entered into a license agreement with Bit-Arts Limited (Bit-Arts), a British company.  The licensed technology provides for intellectual property protection and electronic license management.  This technology allows the Company to provide products that can manage access to intellectual property and protect content.  Historically this has been the majority of the Company’s business.

The Company’s business arrangement with Bit-Arts is that the Company pays a royalty fee for every product sold that contains the Bit-Arts technology.  In addition, the Company provides first level support for the products sold.  In return, Bit-Arts provides the development of the technologies and support of the Company for any technical customer support issues.  The original term of the agreement is a five year agreement, terminating on October 31, 2007.  The agreement end date was modified to December 31, 2005 according to the terms of the settlement agreement between the Company and Bit-Arts (Note 4).

Vincera Software, Inc. entered into a Software Assignment Agreement, effective November 25, 2002, with a corporation (the Assignor) to acquire the rights to a software platform and online tools used to enable the creation of full featured content and application portals.  This software was incorporated into Vincera Software Inc.’s own software applications to enhance its features.  As a part of this agreement, Vincera Software, Inc. has paid the Assignor $25,000, which was included in prepaid expenses and other current assets in Vincera Software, Inc.’s balance sheet.  Also as part of this agreement, Vincera Software, Inc. has agreed to pay the Assignor a royalty (to be paid on a quarterly basis) of two percent (2%) of all License Revenue, that contains this assigned technology, for a period of five (5) years ending on November 30, 2007.  As part of the acquisition of Vincera Software, Inc., the Company has assumed this agreement. The amount of this license was recorded on Vincera Software Inc.’s balance sheets as other current assets.

(13)

Related Party Transactions

During July 2004, the Company repaid a note payable to an officer totaling $175,000 for compensation unpaid in prior years.

As a condition of the Vincera Software, Inc. acquisition, the Company assumed notes payable to certain former officers and employees of Vincera Software, Inc. for deferred compensation totaling $192,876. Subsequent to the acquisition, the same officers and employees exercised common stock options totaling $12,000 which were offset against the notes, leaving a balance due of $180,876. The Company is currently in default on these notes.  The notes provides for a 1.5% interest rate per month as long as the notes remain unpaid.

During the nine months ended September 30, 2005 and 2004, the Company made royalty payments to Bit-Arts totaling $0 and $4,150 respectively, and accrued approximately an additional $4,700 and $29,653, respectively, in royalties payable.

The Company had advanced amounts totaling $56,573 representing the payment of salaries, rent and other operating costs of Bit-Arts in 2003.  Payments of additional royalty amounts were being held until settlement of the outstanding receivable from Bit-Arts.  As of June 30, the royalties payable to Bit-Arts exceeded the $56,573 owed to the Company.  In September 2005, $56,573 of the payable to Bit-Arts was offset to eliminate the Bit-Arts receivable.

Short-Term Notes Payable

During 2004, the Company received a loan of $100,000 from a stockholder.  This loan was due on demand and required no interest payments.  The loan was paid off in July 2004.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(13)

Related Party Transactions (continued)

Short-Term Notes Payable (continued)

On June 27, 2005, the Company received a loan of $100,000 from a related party.  The note had a maturity date of August 1, 2005 and a fixed rate of interest of $1,000 with principal and interest due and payable on the maturity date.  The note maturity date was extended to September 30, 2005 with an additional interest payment due of $2,000.  (Note  6)

Convertible Promissory Notes Payable

Two directors have participated for $1,126,000 in the convertible promissory notes payable transactions (Note 6).  One director converted $876,000 in promissory notes to Series A Preferred shares in 2003 (Note 6).  The other director has resigned from the board effective November 20, 2004.  The directors had agreed to the same terms and conditions as the other participants.

(14)

Subsequent Events

The Company filed a Form 10-SB dated September 12, 2005, and Amendment Number 1 to Form 10-SB dated October 26, 2005.

The Company has received net cash proceeds of $980,562 from the sale of approximately 3,027,700 shares of our common stock in the private placement. (Note 3)

In conjunction with the Company’s private placement and the filing of the Company’s Form 10-SB, the Company is also seeking the consent of the Series A Preferred Shareholders to convert those shares into shares of the Company’s common stock on a one-for-one basis, although there can be no assurance that the Company will obtain their consent.

Concurrent with the private placement the Company is seeking consents and waivers of approximately $2.5 million from Subordinated Promissory Note holders, $900 thousand in Convertible Promissory Notes Payable, and $400 thousand in short term promissory notes, all of which are in default, or imminent default, to convert to shares of the Company’s common stock at $0.36 per share, although there can be no assurance that the Company will obtain their consent.  If the Company is unable to receive consent from all note holders, the Company would be required to renegotiate the terms and conditions of those notes.

Failure to secure the consents and waivers or the conversion or renegotiation of the convertible notes, could have a material adverse effect on the Company’s ability to raise additional capital and could subject the Company to lawsuits or other adverse actions.

Notes Payable

In October 2005 the Company issued a note payable with a 6.375% annual interest rate in the amount of $50,000 with a maturity date of November 13, 2005, and a warrant for 38,194 shares exercisable into the Company’s common stock, with an exercise price of $0.50 and a term of 18 months.  The Company paid this note on November 4, 2005.

There is currently only one note outstanding with a principal amount of $40,000 and a maturity date of the initial close of the escrow account for the Company’s private placement, or in any event not later than November 30, 2005.  The note was issued on November 2, 2005 to an Officer of the Company to cover payroll for October 31, 2005 and carries an interest rate of 6.375% with similar terms as the short term promissory note holders.  The note also provides for a warrant for 30,560 shares of the Company’s common stock at an exercise price of $0.50 per share with an expiration date of eighteen (18) months from the date of the final closing of the Company’s private placement.

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(14)

Subsequent Events (continued)

During July 2005, two notes totaling $55,000 with annual interest rates of 6.375% matured on August 15 2005.  The Company was in default on these notes as of September 30, 2005. Subsequent to September 30, 2005, the principal and interest due on these notes was converted into 155,059 shares of the Company’s common stock at $0.36 per share.

During August 2005, the Company issued one note for $50,000 and one note for $125,000 with annual interest rates of 60% and maturity dates of October 26th and 29th, 2005 respectively. The notes matured and the Company was granted extensions on these notes. One note holder converted $36,000 of the $50,000 principal into 100,000 shares of common stock at a per share price of $0.36 by canceling that indebtedness and then taking the balance of $19,000 of principal and interest in cash.  The other note holder was paid in cash for the principal and interest.

During June 2005, the Company issued one note with a principal amount of $100,000 to a related party.  The note had a maturity date of August 1, 2005 and a fixed rate of interest of $1,000, with principal and interest due on the maturity date.  This note matured but was not repaid on August 1, 2005. The Company negotiated an extension on the $101,000 amount due until September 30, 2005 for an additional interest amount of $2,000 to cover the extension period.  The note was not repaid on September 30, 2005.  In October 2005, the Company received consent from the note holder to convert the principal and interest into 286,111 shares of our common stock at a per share price of $0.36.

On May 1, 2005, the convertible promissory notes payable designated as Convertible Promissory Notes (Note 6) matured, but were not repaid by the Company and are in default.  The Company sought and received the consent of a majority of these note holders to extend the maturity date to November 15, 2005 for all of the note holders. With the initial closing of the Company’s private placement on November 2, 2005, these note holders had their principal and interest converted into 2,769,655 shares of the Company’s common stock at the price of $0.36 per share.

From June to August 2005, the subordinated notes payable discussed in Note 6 matured, but were not repaid by the Company and are in default.  The Company is seeking consents from the holders of these subordinated promissory notes to convert the principal and interest to shares of the Company’s common stock at $.36 per share by canceling their indebtedness, although there can be no assurance that the Company will obtain their consent.  As of November 14, 2005 the Company has received consent and cancelled promissory notes from holders of approximately $1.4 million in principal in these subordinated promissory notes, and converted both the principal and interest into approximately 4,337,771 shares of the Company’s common stock.  One note holder with a principal amount of $100,000 has requested repayment of the note.  The Company has paid approximately $56,000 to the holder, and will repay the remaining balance of principal and interest on the next close of escrow in the private placement.

Legal

On September 30, 2005, the Company was notified that a petition in a case ancillary to a foreign proceeding was filed in the United States Bankruptcy Court for the Southern District of New York, requesting an order for relief under 11 U.S.C. Section 304.  The petitioners were Stephen Katz and David Birne, (the “Petitioners”), as Joint Administrators of Bit-Arts, Ltd., debtor in a foreign proceeding.  In addition, the same petitioners filed a Verified Petition, pursuant to Section 304 of the Bankruptcy Code, to Commence a Case Ancillary to a Foreign Proceeding in the United States Bankruptcy Court for the Southern District of New York.  The petition states that in July 2004 funding was being sought by Bit-Arts to continue operations.  Guildhall Trading Company Limited (“Guildhall”) made a loan that was advanced in a series of traunches from July 2004 to July 2005.  In connection with the loan, Guildhall was granted a security interest in substantially all of Bit-Arts assets. Guildhall made formal demand on its outstanding debenture.  Consequently, on July 15, 2005 a petition for administration was presented by Guildhall to the High Court of England pursuant to Paragraph 14 of Section B1 of the Insolvency Act 1986.  By Order, dated July 1, 2005, the High Court appointed the Petitioners as the Administrators.  The petition is seeking that Bit-Arts’ assets

VINCERA, INC.

Notes to Financial Statements

Three Months and Nine Months Ended September 30, 2005

and Year Ended December 31, 2004

(14)

Subsequent Events (continued)

located in the United States be afforded the same protection as their assets located in England.  On October 7, 2005, the United States Bankruptcy Court for the Southern District of New York granted the preliminary injunction order to the petitioners, and set a date of March 16, 2006 for a hearing at the United States Bankruptcy Court for the Southern District of New York, to consider whether the Order should be continued.

Based on the bankruptcy proceedings, the Company has requested that the administrators for Bit-Arts either (i) provide support for the Company’s current customers, or (ii) grant the Company access to the source code escrow for the Bit-Arts technologies so that the Company may continue to provide support for the Company’s current customers.  To date, the Company’s requests have not been honored, but the Company will continue to pursue relief.  If the Company is not successful in either obtaining support or access to the source, the Company may lose some of the current customers and their associated royalties.  With the Company’s contract with Bit-Arts ending on December 31, 2005 and the Company’s focus on its new VAM solutions, the Company believes the impact to its revenues for Bit-Arts related technologies will be minimal.  The Company has developed its own technologies for protecting its customers’ IP that is distributed in electronic format through Portable Format Documents, or PDF’s.  The Company’s VAM solution does not rely on any technologies provided by Bit-Arts, so going-forward these proceedings will not impact the Company’s offerings.

The Company does not believe that it has any liability or impairment of an asset arising from the bankruptcy proceedings of Bit-Arts in accordance with SFAS 5, paragraphs 8-11.  The Company has already written off the technology purchased from Bit-Arts during 2003.  There is one customer of the Company which may be impacted by the bankruptcy of Bit-Arts due to a product support issue that can not be resolved without Bit-Arts source code or support personnel, and the Company may lose the royalty revenues from this customer.  The Company does not believe it has any material obligation arising to its customers as a result of the bankruptcy proceedings.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Vincera, Inc.:

We have audited the balance sheets of Vincera, Inc. (formerly Smarte Solutions, Inc.) (the Company) as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company has restated its balance sheets financial statements for the years ended December 31, 2004 and 2003.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has incurred operating losses since inception which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Helin, Donovan, Trubee & Wilkinson, LLP

/s/ Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas

February 10, 2005

(except for matters disclosed in Note 4,

Paragraphs 4 and 5, as to which the date

is March 12, 2005, Note 1, paragraph 4,

as to which the date is May 26, 2005,

and Note 15, as to which the date is

 November 14, 2005)

VINCERA, INC.

Balance Sheets
December 31, 2004 and 2003
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$907,653	$8,809
Accounts receivable, net	1,518	7,325
Accounts receivable, related party	52,785	-
Other current assets	36,600	15,132
Total current assets	998,556	31,226
Property and equipment:
Computer equipment and software	56,950	38,532
Furniture and fixtures	3,500	3,500
Total property and equipment	60,450	42,072
Less accumulated depreciation and amortization	(33,912)	(22,440)
Net property and equipment	26,538	19,632
Customer relationships acquired	340,770	-
Software acquired	642,828	-
Total Assets	$2,008,692	$50,858
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$115,617	$173,575
Accounts payable, related party	52,785	-
Note payable, related party	180,876	175,000
Deferred rent payable	6,225	10,375
Deferred revenues	12,400	-
Accrued interest payable	245,558	448
Subordinated notes payable	2,429,850	-
Convertible promissory notes payable	908,216	30,000
Total liabilities	3,951,527	389,398
Stockholders’ deficit:
Series A Preferred stock, $.001 par value, 15,000,000 shares designated,
30,000,000 authorized, 9,923,062 shares issued and outstanding at
December 31, 2004 and 2003, respectively	9,923	9,923
Additional paid-in-capital – Series A Preferred	4,951,592	4,951,592
Common stock, $.001 par value, 70,000,000 shares authorized,
24,072,822 and 5,741,908 shares issued and outstanding at
December 31, 2004 and 2003, respectively	24,072	5,742
Additional paid-in-capital – common stock	1,825,959	968,353
Note receivable from shareholders for purchase of stock	(6,250)	(10,000)
Accumulated deficit	(8,748,131)	(6,264,150)
Total stockholders’ deficit	(1,942,835)	(338,540)
Total liabilities and stockholders' deficit	$2,008,692	$50,858
See accompanying notes to financial statements.

VINCERA, INC.

Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues
Royalties	$39,040	$6,227
Licenses	94,015	240,442
Services	20,532	93,643
Total revenue	153,587	340,312

Expenses
Research and development	634,289	359,336
Sales, Marketing, General and administrative	1,655,162	1,630,491
Depreciation and amortization	100,890	175,224
Loss on Impairment write-down on licensed technology	-	792,098
Total operating expenses	2,390,341	2,957,149

Loss from operations	(2,236,754)	(2,616,837)

Other income (expense), net	(1,170)	2,379
Interest expense	(246,057)	(33,033)

Net loss	$(2,483,981)	$(2,647,491)

Basic and diluted loss per share	$(0.10)	$(0.53)

Weighted average common share outstanding:
Basic and fully diluted	24,159,353	4,974,616

See accompanying notes to financial statements.

    VINCERA, INC.

Statements of Stockholders’ Deficit

Years ended December 31, 2004 and 2003

(Unaudited)

							Note Receivable for Purchase of Stock
	Series A Preferred Stock			Common Stock
	Shares	Amount	Additional Paid In Capital	Shares	Amount	Additional Paid In Capital		Accumulated Deficit	Total
Balances at December 31, 2002	-	-	-	4,716,908	$4,717	$918,128	-	$(3,616,659)	$(2,693,814)
Issuance of preferred stock for notes and
interest payable	7,354,562	7,355	3,669,910	-	-	-	-	-	3,677,265
Sale of preferred stock	2,568,500	2,568	1,281,682	-	-	-	-	-	1,284,250
Stock issued for note receivable	-	-	-	200,000	200	9,800	(10,000)	-	-
Sale of stock	-	-	-	825,000	825	40,425	-	-	41,250
Net loss	-	-	-	-	-	-	-	(2,647,491)	(2,647,491)
Balances at December 31, 2003	9,923,062	$9,923	$4,951,592	5,741,908	$5,742	$968,353	$(10,000)	$(6,264,150)	$(338,540)
Issuance of preferred stock for notes and
interest payable	-	-	-	-	-	-	-	-	-
Sale of preferred stock	-	-	-	-	-	-	-	-	-
Stock issued for reduction in payables	-	-	-	240,000	240	11,760	-	-	12,000
Payments on notes	-	-	-	-	-	-	3,750	-	3,750
Stock issued for acquisition	-	-	-	16,681,122	16,681	817,375	-	-	834,056
Sale of stock	-	-	-	1,409,792	1,409	28,471	-	-	29,880
Net loss	-	-	-	-	-	-	-	(2,483,981)	(2,483,981)
Balances at December 31, 2004	9,923,062	$9,923	$4,951,592	24,072,822	$24,072	$1,825,959	$(6,250)	$(8,748,131)	$(1,942,835)

VINCERA, INC.

Statements of Cash Flows
Years Ended December 31, 2004 and 2003
	2004	2003
Cash flows from operating activities:
Net loss	$(2,483,981)	$(2,647,491)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	100,890	175,224
Loss on impairment write-down on licensed technology	-	792,098
Changes in operating assets and liabilities:
Accounts receivable	7,804	(498)
Other current assets	(21,418)	(14,182)
Accounts receivable related party	(52,785)	-
Accounts payable and accrued liabilities	(57,958)	141,973
Accounts payable related party	52,785	-
Deferred Rent Payable	(4,150)	10,375
Deferred revenue	(49,500)	-
Interest payable	245,110	31,003
Net cash used in operating activities	(2,263,203)	(1,511,498)
Cash flows from investing activities:
Proceeds from exchange of common stock to acquire Vincera Software, Inc. (Note 14)	2,276	-
Acquisition of technology	-	(349,999)
Purchases of property and equipment	(6,925)	(17,304)
Net cash used in investing activities	(4,649)	(367,303)
Cash flows from financing activities:
Proceeds from issuance of subordinated notes payable	2,429,850	-
Proceeds from issuance of convertible promissory notes payable	908,216	142,500
Payment of notes receivable for stock purchase	3,750	1,284,250
Repayment of promissory notes	(30,000)	(35,000)
Repayment of notes payable, related parties	(175,000)	-
Proceeds from issuance of common stock	29,880	41,250
Net cash provided by financing activities	3,166,696	1,433,000

Net increase (decrease) in cash and cash equivalents	898,844	(445,801)
Cash and cash equivalents at beginning of period	8,809	454,610
Cash and cash equivalents at end of period	$907,653	$8,809
Supplemental disclosure of non-cash financing activities:
Cash paid for interest	$760	$2,029
Exchange of common stock to acquire assets (Note 14):
Accounts receivable acquired	$2,087	$-
Property and equipment acquired	11,453	-
Customer relationships acquired	371,748	-
Software acquired	701,268	-
Deferred revenues assumed	(61,900)	-
Notes payable, related parties assumed	(192,876)	-
Common stock issued	(834,056)	-
Cash proceeds	$2,276	$-
Promissory notes and interest redeemed for variable convertible preferred stock	$-	$3,677,265
Stock issued for notes receivable	-	$10,000
Common stock issued for reduction in notes payable, related parties	$12,000	$-
See accompanying notes to financial statements.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

 (1)

Organization

Vincera, Inc. (the Company) develops and markets software.  The software offering, Vincera Activity Manager, or VAM, enables publishers of digital content, including software and documents, to understand how their services are used by their subscribers.  This understanding will allow customers to improve their customer management business processes, such as customer upgrade management, customer retention management and license compliance management.  Our applications generate information that customers can use to increase the number of subscriptions, increase the average selling price of subscriptions and increase the rate at which subscribers renew their subscriptions.

The Company was incorporated in Texas in March 1999 under the name MoveMoney.com, Inc.  In December 2000, MoveMoney.com, Inc. changed its name to MoveMoney, Inc. and reincorporated in Delaware.  In January 2002, MoveMoney, Inc. changed its name to Smarte Solutions, Inc.

On August 23, 2004, Smarte Solutions, Inc. acquired Vincera Software, Inc. and concurrently changed its name to Vincera, Inc. (Note 14)

The Company reviewed its accounting practices with respect to convertible preferred stock.  As a result of this review and in consultation with its board of directors and its independent registered public accounting firm, Helin, Donovan, Trubee & Wilkinson, LLP, the Company determined that it was appropriate to restate its balance sheet as of December 31, 2004 and 2003.  Historically, the Company recorded convertible preferred stock as a liability.  The Company re-evaluated its position and determined that its convertible preferred stock should be recorded as a component of equity.  The adjustments relate solely to the balance sheet presentation and have no effect upon the presentation of the historical statements of operations.

 (2)

Summary of Significant Accounting Policies

(a)

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b)

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2004 and 2003, the Company’s cash equivalents consisted of money market funds.

(c)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally eighteen months to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

 (d)

Research and Development Costs

Financial accounting standards provide for the capitalization of certain software development costs once technological feasibility has been established and the evaluation of the recoverability of any capitalized costs on a periodic basis. The Company’s software products have historically reached technological feasibility late in the development process, and development costs incurred after technological feasibility and prior to product release have been insignificant to date.  Accordingly, no development costs have been capitalized to date, and all research and product development expenditures have been expensed as incurred.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(2)

Summary of Significant Accounting Policies (continued)

 (e)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

 (f)    Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in the period that includes the enactment date.

 (g)

Stock-Based Compensation

The Company applies the intrinsic value-based method for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  The Company discloses the pro forma effects on operation as if the options were issued at fair value.  If the Company elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would have changed to the pro forma amounts indicated below:

	Years ended December 31,
	2004	2003
Net loss, as reported	$(2,483,981)	$(2,647,491)
Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards, net of the related tax effects	(19,232)	(22,056)
Pro forma net loss	$(2,503,213)	$(2,669,547)
Net loss per share
Basic and diluted – as reported	$(0.10)	$(0.53)
Basic and diluted - pro forma	$(0.10)	$(0.54)

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(2)

Summary of Significant Accounting Policies (continued)

  (h)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  At December 31, 2003, the Company’s management determined that the licensed technology was fully impaired and recorded a loss from impairment write-down on licensed technology of $792,098.

 (i)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

 (j)

Revenue Recognition

The Company derives revenue from software licenses, maintenance and services.  Software licenses for the Company’s software typically contain multiple elements, including the product license, maintenance and/or other services.  The Company allocates the total fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.  This objective evidence of fair value is specific to the Company and consists either of prices derived from sales of elements when they sold separately, such as the renewal rate for the maintenance element, or the price established by management for sale of elements in the ordinary course of business.

License fees include the software developed and licensed by the Company.  Certain software developed by the Company is licensed under contractual arrangements that, in addition to the delivery of software, require significant modification and customization of software.

Software not requiring significant modification or customization is recognized when persuasive evidence of an arrangement exists, delivery has occurred and the fee is fixed or determinable and probable of collection.

Services include installation, basic consulting, as well as software customization and modification to meet specific customer needs.  Professional service fees that are provided under long-term contracts to install and customize software developed by the Company or third parties are recognized using the percentage of completion method.  Progress to completion is measured using costs incurred or milestones achieved compared to estimated total costs or contract milestones.  Provisions for estimated losses under the percentage of completion method are made for the entire loss in the period in which they become evident.  Revenue allocated to training and consulting service elements is recognized as the services are performed. The Company’s consulting services are not essential to the functionality of its products as (i) such services are available from other vendors and (ii) the Company has sufficient experience in providing such services.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(2)

Summary of Significant Accounting Policies (continued)

 (j)

Revenue Recognition (continued)

Maintenance fees include technical support, bug fixes and rights to upgrade on when-and-if-available basis associated with software licenses.  These fees are collected in advance and recognized ratably over the maintenance period.  Unrecognized maintenance fees are included in deferred revenue.

 (k)

Intangible Assets

The Company capitalizes costs related to software developed by third parties that were not acquired in a business combination.  Intangible assets are being amortized using the straight-line method over the contractual license period for licensed technology.  Intangible assets from the acquisition of customer relationships and software are being amortized using the straight-line method over three years (Note 14). In 2004, amortization totaled $30,978 for customer relationships and $58,440 for software acquired.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (l)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximates their fair values due to their short maturities.

(m)

Loss per Common Share

Basic loss per share is based on the weighted effect of common shares issued and outstanding, and is calculated by dividing net loss by the weighted average shares outstanding during the period.  Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding.

Incremental common shares attributable to the exercise of outstanding options and warrants totaling 5,289,717 and 7,451,509 as of December 31, 2004 and 2003, respectively, were excluded from the computation of diluted loss per share because the effect would be antidilutive.

(n)

Customer Concentration

During the year ended 2004, three customers accounted for 25%, 25% and 20% of revenues respectively and for 2003 one customer accounted for 82% of revenues.  The same customer accounted for 25% and 82% of revenues for 2004 and 2003.  The loss of these customers could materially affect financial results.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(2)

Summary of Significant Accounting Policies (continued)

 (o)

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued a revision to Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS 123R).  SFAS 123R eliminates the use of the intrinsic value method of accounting under APB Opinion 25, “Accounting for Stock Issued to Employees,” and generally requires a public entity to reflect the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grand date in its income statement instead of pro forma disclosures in its financial statement footnotes.  The grant-date fair value will be estimated using option-pricing models adjusted for unique characteristics of those equity instruments. Amount other things, SFAS 123R also requires entities to estimate the number of instruments for which the requisite service is expected to rendered and, if the terms or conditions of an equity award are modified after the grant date, to recognize incremental compensation cost for such a modification by comparing the fair value of the modified award with the fair value of the award immediately before the modification.  In addition, SFAS 123R amends FASB Statement No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing of cash inflow rather than as a reduction of taxes paid.  SFAS 123R is effective for public entities (other than those filing as small business issuers) as of the first interim or annual reporting period that begins after June 15, 2005  and is effective for small business issuers in the first interim or annual reporting period that begins after December 15, 2005. As of the required effective date, entities that used the fair-value-based method under the original Statement 123 will apply this revised statement using a modified version of prospective application. The Company is currently evaluating the requirements of SFAS 123R and will adopt this statement at the effective date.  Although the Company cannot estimate the exact amount at this time, the Company expects that the adoption of this statement could have a material effect on the financial statements.

 (3)

Liquidity and Capital Resources

The Company has experienced operating losses since inception as a result of efforts to market and develop its products.  The Company expects that it will achieve profitability and positive cash flows in the future.  The Company’s plans in regard to this are to increase revenues and decrease operating costs (as a percentage of revenues).  There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from its operations.  To date, the Company has funded its activities primarily through private equity offerings, which have included sales of common and preferred stock, and the issuance of promissory notes payable.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

 (4)

Commitments and Contingencies

Leases

The Company conducts its operations in various leased facilities under leases classified as operating leases.  The Company also leases certain equipment under non-cancelable operating leases.  Minimum future rentals as of December 31, 2004 are as follows:

Year Ending December 31,
2005	$63,973
2006	$26,440

Rental expense under these leases amounted to approximately $80,000 and $74,716 during 2004 and 2003, respectively.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business.  Although the resolution of these matters is not currently known, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

The Company recently settled a lawsuit that we filed against Bit-Arts after the Company was notified by Bit-Arts that it believed that the Company was in default of the license agreement between the Company and Bit-Arts (for failing to pay royalties, market their software and comply with licensing terms) and demanded that we cease incorporating their technology effective January 6, 2005. The Company believed that it had not breached the agreement and filed a lawsuit in the Supreme Court of New York, County of New York on January 4, 2005, the “Action”, seeking a declaratory judgment that the Company had not breached the license agreement between Bit-Arts, seeking temporary and permanent injunctive relief and seeking damages resulting from Bit-Arts breaches of the agreement and tortious interference with the Company’s customers.  The Company obtained a temporary restraining order on January 5, 2005 that Bit-Arts had removed the case to the United States District Court for the Southern District of New York.   On February 10, 2005, the Company and Bit-Arts stipulated to the United States District Court, Southern District of New York, that the Action was settled pursuant to a Settlement and Amendment Agreement by and between the parties, and the case was dismissed with prejudice.  The Settlement Agreement released all claims of breach against both parties.  This allows the Company to continue to sell and support its products that contain the Bit-Arts technology until December 31, 2005.  After December 31, 2005, Bit-Arts is contractually obligated to service and support the Company’s customers who may be currently under a support contract, and the Company will continue to receive its’ seventy percent (70%) royalties of all revenues generated from Microsoft’s usage of the Company’s products that are currently installed for the first six months of 2006, and then after June 30, 2006 until such time as Microsoft discontinues usage of the Company’s products, the Company will receive fifty percent (50%) royalties of all revenues generated from Microsoft’s usage of the Company’s products.  After December 31, 2005, if the Company has not done so before that time, the Company will also remove all Bit-Arts technology from the Company’s products and offerings, and the Company will not be entitled to any other revenues, with the exception of Microsoft, from the Bit-Arts technologies that the Company had licensed. In addition, the following will occur: (1) Bit-Arts will provide the Company with a modified version of its’ technology that provides the full level of protection required by one of our major customers; (2) Bit-Arts will not receive any payment of royalties for any royalty-bearing product sold by the Company until a current outstanding receivable from Bit-Arts to Company in the amount of $56,573.00 has been extinguished; and (3) Company will transfer approximately 1.5% out of the 2.69% of stock in Bit-Arts back to Bit-Arts.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(4)

Commitments and Contingencies (continued)

Litigation (continued)

Scott McAllister, a Vincera shareholder, has filed a lawsuit against the Company in the 261st Judicial District Court in Travis County, Texas, on January 14, 2005, and amended on March 14, 2005, asserting that the Company; breached an alleged oral contract, promissory estoppel, and fraud in a stock transaction.  On June 6, 2005, the lawsuit was amended to include Mr. Mark Eshelman, our current Director of Sales Development and former executive officer and board member, and Mr. Bala Vishwanath, our former Chairman, CEO and CSO, as defendants in this lawsuit.  Mr. McAllister is seeking damages of $189,000 plus attorneys fees.  Mr. McAllister claims that he is owed these sums for services allegedly performed, and alleged promises made, in connection with our securities offerings.  The services allegedly performed were the introduction of Fifth Street Capital LLC to Vincera, whereby Mr. McAllister believes he is entitled to a commission for all monies raised by Fifth Street Capital LLC on behalf of the Company, including the Bridge Loan and the Initial Public Offering.  The alleged promises made were regarding performance of the Company and the status of fund raising.  The Company intends to vigorously defend this lawsuit.

(5)

Income Taxes

As a result of accumulated net operating losses, the Company has not recorded a provision for income taxes.  The components of the deferred tax assets and related valuation allowance at December 31, 2004 and 2003, are primarily the result of net operating loss carryforwards for both GAAP and tax basis of approximately $6.5 million and $5.7 million at December 31, 2004 and 2003, respectively.

In assessing the realization of deferred tax assets, management considers whether it is likely that some portion or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during periods in which those temporary differences become deductible.  Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards, in future tax returns, the Company has provided a 100% valuation allowance on its deferred tax assets.  The valuation allowance increased by approximately $860,000 and $1,008,000 during the years ended December 31, 2004 and 2003, respectively.

The net operating loss carryforward will begin to expire in 2019, if not utilized.  The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period.  Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted with the Vincera Software, Inc. acquisition and subsequent equity transactions.

(6)

Notes Payable

Convertible Promissory Notes Payable

Beginning in 2000, the Company began issuing convertible notes payable designated as Series A Notes Payable.  These notes accrued interest at 6.37% and a maturity date of May 14, 2003.  Beginning in February 2003, the notes and accrued interest were converted to Series A Preferred Stock (Note 8).  A portion of the note holders were also promised additional warrants to purchase preferred stock.  These warrants were issued in 2003 (Note 10).

In December 2003, the Company began issuing a new series of convertible notes payable designated as Series B Notes Payable.  As of December 31, 2004, these notes totaled $908,216.  These notes accrue interest at 6.37% and mature May 1, 2005.  These notes are convertible to preferred stock upon the closing of an equity issuance in which proceeds exceed $500,000.  The conversion is at a rate that equals the price per share for the shares issued in such an equity issuance.  A majority of the holders of the Series B Notes Payable have agreed to the “First Amendment to Convertible Promissory Note,” amending the original notes stating that the Company may issue either preferred or common stock plus accrued interest upon a “Qualified Equity

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(6)

Notes Payable (continued)

Convertible Promissory Notes Payable (continued)

Financing” defined as an equity financing in which the Company sells equity securities and obtains net proceeds (including conversion of these notes) in an amount not less than Five Hundred Thousand Dollars ($500,000).  The Company has expressed its intention to convert these notes to common stock although there can be no assurance that the holders will consent to this conversion.  The holders agreed to execute appropriate market standoff agreements as may be requested by the Company or Company’s underwriters in connection with the closing of the issuance and sale of shares of common stock of the Company in the Company’s first public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.  Such market standoff agreements shall provide at a minimum that the holders shall be restricted from selling any shares of common stock issued upon conversion of their notes until the expiration of ten (10) days following the filing of Company’s first financial statements for a period ending in calendar year 2005 after the effective date of the first registration statement.  In the event there is not a Qualified Equity Financing and the holders do not consent to the conversion the Company intends to request, then the Company would issue preferred shares.

Subordinated Notes Payable

During June through August of 2004, the Company issued $2,429,710, in Subordinated Promissory Notes (Subordinated Notes). The Subordinated Notes carry an interest rate of 10%, are subordinate to the other credit agreements and trade payables of the Company, and have maturity dates of one year from their respective issuance dates.  The Subordinated Notes are subject to a Security Agreement whereby the Company has granted a security interest in certain collateral to secure the payment of the Subordinated Notes and other obligations.  Concurrent with the issuance of the Subordinated Notes, the Company has issued Stock Purchase Warrants equal to 7% of the principal amount of the Notes to purchase Common Stock in the Company.  Each warrant holder shall have the right to purchase Common Stock of the Company from time to time on and after the earlier of (i) immediately prior to the consummation of a best efforts commitment, underwritten public offering or (ii) until the third anniversary date following the grant date of each Stock Purchase Warrant.  Each Stock Purchase Warrant shall expire and be of no further force or effect upon the earliest of (i) the third anniversary date following the grant date of each Stock Purchase Warrant (ii) twelve (12) months following the consummation of a best efforts commitment, underwritten public offering (“Public Offering”) (iii) the sale of all or substantially all of the Company’s assets or (iv) immediately prior to any merger or consolidation of the Company in which the Company is not the surviving entity.

Each warrant granted is fully vested and is exercisable at a price per share equal to (i) the per share price of the Company’s Common Stock issued in a Public Offering or (ii) $0.50 in the event a Public Offering does not occur.  No value was assigned to the stock purchase warrants based on the estimated current value of the common stock of $0.05 per share.

(7)

Common Stock

The Company is authorized to issue 70,000,000 shares of common stock.  Each common stockholder is entitled to one vote per share of common stock owned.  In prior periods, common stock has been issued in exchange for convertible notes payable.

(8)

Preferred Stock

During 2003, the Company converted notes payable and accrued interest totaling $3,677,265 to 7,354,562 shares of $0.001 par value, Series A Preferred Stock at $0.50 per share.  During the same period an additional 2,568,500 shares of Series A Preferred Stock was sold for $1,284,250.  Each Series A Preferred Stockholder is entitled to one vote per share of Series A Preferred Stock owned.

Each share of Series A Preferred Stock shall automatically be converted by the Corporation into shares of Common Stock at the Series A Conversion Price at the time in effect immediately upon the Corporation’s

 VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(8)

Preferred Stock (continued)

sale of its Common Stock in a public offering pursuant to a registration statement filed under the Securities Act of 1933, as amended. Should the Company be unable to complete the sale of its common stock in an underwritten public offering, then the preferred stock can be converted to common stock at the option of the holder at any time into shares of the Company common stock, initially at a conversion price of $0.50 per share.  The conversion price is subject to adjustment in the event of: a stock split, stock dividend, combination, reclassification or other similar event; a consolidation, merger, sale or transfer of all or substantially all of our assets; a share exchange or distribution; or any issuance of securities that has a dilutive effect on the position of the holders of Series A shares, subject to certain exceptions. For example, if we were to issue common stock in a private placement for the purposes of raising capital at a price below the applicable conversion price of the Series A shares, then the holders of the Series A shares would be entitled to an adjustment to the then existing conversion price in accordance with the certificate of designations.  The Company intends to request that the holders of the Series A shares consent to the conversion of their Series A shares into shares of our common stock, although there can be no assurance that the holders will consent to the conversion

Additionally, the liquidation preference of Series A Preferred Stock is in the amount equal to their stated value of $0.50 per share plus declared and unpaid dividends.  The holders of the Series A shares shall be entitled to receive, when and as declared by our board, but only out of funds that are legally available, cash dividends at the rate of 8% per year.  The holders of the Series A preferred shares are entitled to vote equally with the shares of our common stock, and in addition are entitled to elect one member of our board of directors.

Prior to 2003, the Company was authorized to issue 10,000,000 shares of preferred stock.  In April 2003, the Board of Directors voted to authorize the Company to issue up to 30,000,000 shares of preferred stock, of which 15,000,000 shares have been designated as Series A Convertible Preferred Stock.

Series B Preferred Stock may be issued in the future in the event of a conversion of the notes payable issued beginning in December 2003 (Note 6).  The terms of the Series B Preferred Stock have not yet been determined.

 (9)

Common Stock Option/Stock Incentive Plan

The Company’s 2002 Stock Incentive Plan (the “Plan”) was approved in November, 2002.  The Plan provides for a means by which individuals may be given an opportunity to benefit from increases in the value of the common stock through the granting of the following Stock Awards: Incentive Stock Options, Nonstatutory Stock Options, stock bonuses and rights to acquire restricted stock.  At December 31, 2003, a maximum of 4,000,000 shares of common stock could be issued.

In 2004, the Board of Directors increased the maximum shares to 9,000,000.  Incentive Stock Options issued prior to the approval of the Plan are in addition to the total allowed through the Plan.

Incentive Stock Options may be granted only to employees.  Other Stock Awards may be granted to employees, non-employee members of the Board of Directors and others.  The provisions of separate options need not be identical, but each option shall include the following provisions:

1.

Term – No Incentive Stock Option shall be exercisable after the expiration of ten years from the date it was granted.

2.

Exercise Price of an Incentive Stock Option - The exercise price shall not be less than the fair market value of the common stock on the date the option is granted.  Additional restrictions apply to certain shareholders as defined in the Plan.

3.

Exercise Price of a Nonstatutory Stock Option – The exercise price shall not be less than 20% of the fair market value of the common stock on the date the option is granted.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

 (9)

Common Stock Option/Stock Incentive Plan (continued)

Under the Plan, stock bonuses and restricted stock awards in the form of shares of common stock may be issued directly to employees, members of the Board of Directors, or other individuals.  Shares of common stock issued as stock bonuses may vest immediately, or in one or more installments, at the discretion of the Board of Directors.  Recipient of stock bonuses and restricted stock awards have full stockholder rights with respect to any shares of common stock issued, regardless of whether such shares are vested.  During 2004 and 2003, no shares of common stock were issued as stock bonuses or restricted stock awards.

Stock options issued under the Plan have reverse vesting schedules as determined by the Board of Directors, which are generally four years. Unless terminated at an earlier date by action of the Board of Directors, the Plan terminates on November 4, 2012.  The Company had 4,817,708 and 1,128,519 shares of common stock available for future grants under the Plan at December 31, 2004 and 2003, respectively.

The weighted-average fair value of stock options granted to employees during 2004 and 2003 was $0.014 on the date of grant using the Black-Scholes option pricing model with the following assumptions:  expected dividend yield 0%, risk-free weighted average interest rate 3%, volatility 25% and an expected life of five years.

The Company applies APB No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the financial statements as the exercise prices of the options granted were deemed to equal or exceed the fair value of the underlying common stock at the date of grant.

Prior to the approval of the Plan, the Company issued stock options through the direct actions of the Board of Directors.  Options representing a total of 2,707,000 shares as of December 31, 2004 and 3,457,000 shares as of December 31, 2003 were issued in this manner, outside of the Plan.

Options granted to non-employees were recorded at fair value in accordance with SFAS No. 123 and EITF 96-18.  These options were issued pursuant to the Plan and are reflected in the disclosures below.  Compensation expense related to these options was $10,067 for each of the years ended December 31, 2004 and 2003, respectively.

Under the Company’s Plan, of the 9,000,000 shares that are authorized to be issued, we have:

•

Options to purchase 2,174,500 shares of our common stock have been issued and are outstanding as of December 31,2004;

•

The Company may issue up to an additional 4,817,708 options, stock bonus awards or restricted stock awards (including as a result of options to purchase 2,967,688 shares that were granted under the Plan, have expired and are available for future grants under the Plan); and

•

Options to purchase 2,007,792 shares have been exercised and are no longer available for future grants.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(9)

Common Stock Option/Stock Incentive Plan (continued)

A summary of activity in common stock options for the year ended December 31, 2004 and 2003 are as follow, and includes options granted through the Plan and outside the Plan:

	Shares	Range of Exercise Prices	Weighted-Average Exercise Price

Options outstanding, December 31, 2002	6,440,500	$0.001- $0.15	$0.04

Options granted	1,006,480	$0.05	$0.05
Options exercised	(810,000)	$0.05	$0.05
Options forfeited	(1,333,499)	$0.05	$0.05

Options outstanding, December 31, 2003	5,303,481	$0.001- $0.15	$0.04

Options outstanding, December 31, 2003	5,303,481	$0.001- $0.15	$0.04
Options granted	3,310,000	$0.05	$0.05
Options exercised	(1,649,792)	$.001 - $0.05	$0.028
Options forfeited	(2,082,189)	$0.001-$0.05	$0.05

Options outstanding, December 31, 2004	4,881,500	$0.001-$0.15	$0.04

The following is a summary of options outstanding and exercisable at December 31, 2004:

Outstanding			Vested and Outstanding
Number of Shares Subject to Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Vested Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
4,881,500	6.1	$0.04	1,373,681	5.53	$0.04

(10)

Warrants

In connection with the sale of the promissory notes payable that were converted to Series A Preferred Stock in 2003 (Note 8), the Company issued warrants to purchase 2,154,028 shares of Series A Preferred Stock.  No value was assigned to the warrants when issued, as the value of these warrants was zero.  These warrants allow for the purchase of Series A Preferred Stock at $0.50 per share and expire in November 2011.

The terms of agreement with the holders of these warrants state that in the event of (a) the closing of the issuance and sale of shares of common stock of the Company in the Company's first underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "IPO"), (b) the closing of the Company's sale or transfer of all or substantially all of its assets, or (c) the closing of the acquisition of the Company by another entity by means of merger, consolidation or other transaction or series of related transactions, resulting in the exchange of the outstanding shares of the Company's capital stock such that the stockholders of the Company prior to such transaction own, directly or indirectly, less than 50% of the voting power

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

 (10)

Warrants (continued)

of the surviving entity, these Warrants shall, on the date of such event, no longer be exercisable and become null and void.  Upon the completion of the transaction discussed in Note 15, these warrants will become null and void. The Company has also issued warrants to holders of Subordinated Notes as discussed in Note 6.

 (11)

Note Receivable from Stockholder

In November and December 2003, individuals exercised options to purchase 200,000 shares of common stock and the Board of Directors agreed to accept notes totaling $10,000 as consideration. These notes bear interest at 4% per annum and all unpaid principal and interest is due in November 2006.  One of the notes for $3,750 was paid in January 2004. The remaining 125,000 shares of common stock collateralize the remaining note of $6,250.

(12)

Licensed Technology

In 2002, the company entered into a license agreement with Bit-Arts Limited (Bit-Arts), a British company.  The licensed technology provides for intellectual property protection and electronic license management.  This technology allows the company to provide products that can manage access to intellectual property and protect content. Historically, this has been the majority of the company’s business.  This agreement provided a one year exclusive and three year non-exclusive license to integrate the technology developed by Bit-Arts into the products sold by the Company.  In conjunction with this agreement, the Company acquired a warrant to purchase 16,921 shares of the common stock of Bit-Arts at £0.001 per share under certain terms and conditions.  The license agreement and warrants have been extended since that time to a two year exclusive and a five year non-exclusive license and an additional warrant to purchase 13,536 shares of the common stock of Bit-Arts at £0.001 per share under certain terms and conditions.  Both warrant instruments have been exercised for approximately $50.00, and the Company owns 30,457 shares of common stock of Bit-Arts, which are included in other assets.  In 2002 and 2003, the Company executed a non-binding memorandum of understanding, or “MOU”, agreements with Bit-Arts to acquire or license certain technology of Bit-Arts.  These MOU’s were entered into after the license agreements we entered into with Bit-Arts.  These MOU’s contemplated the proposed acquisition of either Bit-Arts or the technology which we currently were licensing.  The closing of the purchase was not completed in 2002 or 2003 as was anticipated in the original documents.  At December 31, 2003, the Company’s management determined that the licensed technology was fully impaired and recorded a loss from impairment write-down on licensed technology of $792,098.

The Company’s business arrangement with Bit-Arts is that the Company pays a royalty fee for every product sold that contains the Bit-Arts technology.  In addition, the Company provides first level support for the products sold.  In return, Bit-Arts provides the development of the technologies and support of the Company for any technical customer support issues.  The original term of the agreement is a five year agreement, terminating on October 31, 2007.  The agreement end date was modified to December 31, 2005 according to the terms of the settlement agreement between the Company and Bit-Arts (Note 4).

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(12)

Licensed Technology (continued)

Vincera Software, Inc. entered into a Software Assignment Agreement, effective November 25, 2002, with a corporation (the Assignor) to acquire the rights to a software platform and online tools used to enable the creation of full featured content and application portals (Note 14).  This software was incorporated into Vincera Software Inc.’s own software applications to enhance its features.  As a part of this agreement, Vincera Software, Inc. has paid the Assignor $25,000, which was included in prepaid expenses and other current assets in Vincera Software, Inc.’s balance sheet.  Also as part of this agreement, Vincera Software, Inc. has agreed to pay the Assignor a royalty (to be paid on a quarterly basis) of two percent (2%) of all License Revenue, that contains this assigned technology, for a period of five (5) years ending on November 30, 2007.  As part of the acquisition of Vincera Software, Inc., the Company has assumed this agreement. The amount of this license was recorded on Vincera Software Inc.’s balance sheets as other current assets.

(13)

Related Party Transactions

During July 2004, the Company paid the note payable to an officer totaling $175,000 for compensation unpaid in prior years.  This does not require the payment of interest and had an original maturity date of July 1, 2003.  The note had been extended until July 1, 2004 through the mutual agreement of the officer and the Company and was paid in full at that date.

As a condition of the Vincera Software, Inc. acquisition, (Note 14), the Company assumed notes payable to certain former officers and employees of Vincera Software, Inc. for deferred compensation totaling $192,876. Subsequent to the acquisition, the same officers and employees exercised common stock options totaling $12,000 which were offset against the notes, leaving a balance due of $180,876.

During the year ended December 31, 2004 the Company made royalty payments to Bit-Arts totaling $4,150 and accrued approximately an additional $23,000 in royalties payable.  The Company had advanced amounts totaling $56,573 representing the payment of salaries, rent and other operating costs of Bit-Arts in 2003.  Payments of additional royalty amounts are being held until settlement of the outstanding receivable from Bit-Arts.  The excess of the receivable over amounts accrued as payable are fully reserved at December 31, 2004 and 2003.

Short-Term Note Payable

During 2004, the company received a loan of $100,000 from a stockholder.  This loan was due on demand and required no interest payments.  The loan was paid off in July 2004.

Convertible Promissory Notes Payable

Two directors have participated for $1,126,000 in the convertible promissory notes payable transactions (Note 6).  One director converted $876,000 in promissory notes to Series A Preferred shares in 2003 (Note 6).  The other director has resigned from the board effective November 20, 2004.  The directors had agreed to the same terms and conditions as the other participants.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

 (14)

Acquisition Agreement

On August 23, 2004, the Company consummated the acquisition of Vincera Software, Inc. a privately held company for approximately $1,026,932, consisting entirely of 16.7 million shares of Vincera, Inc.’s common stock valued at $0.05 per share, plus the assumption of $192,876 of notes payable to related parties.

The total purchase consideration of $1,026,932 has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition.  The purchase price was allocated to intangibles based on management’s estimate.  Management expects to finalize the purchase price allocation within the next twelve months.

The preliminary purchase price allocation is as follows:

Purchase price allocation
Cash	$2,276
Accounts receivable	2,087
Equipment	11,453
Deferred revenues	(61,900)
Customer relationships	371,748
Software	701,268
Net assets acquired	$1,026,932

The Company believes that the intangible assets acquired, consisting of the customer relationships and software, have useful lives of approximately three years.  These intangibles were valued using estimated cash flows from customer relationships over the life of the relationship.  The acquired software was the user activity management suite of products, which provides for the tracking, collecting, storing, analyzing and reporting of the activities of users of online services.  The software was valued based on expected revenues to be generated from the software over a period of useful life of 3 years due to high obsolescence in the software industry.  The estimated revenues were based on competitive information available and historical financial information about this software.  There were three significant customer relationships acquired, Hoover’s Online, Lincoln Financial Group, and TriActive, with estimated cash flows of $226,000, $109,000, and $13,000, respectively.  These estimated cash flows were generated from monthly subscription licenses (Hoover’s Online and TriActive), annual maintenance and support (Hoover’s Online, Lincoln Financial Group and TriActive), and professional services (Hoover’s Online and Lincoln Financial Group).  The useful life of the customer relationships was determined based on existing contracts with the customers and anticipated professional services needs for specified projects.  Subsequent to the acquisition, $12,000 of the notes payable to the related parties were reduced by the issuance of 240,000 shares of restricted common stock.

The shareholders of the Company owned more than 50% of the combined entity following the acquisition, approximately 17,034,970 of the total 33,716,092 shares, or 50.5%.  This includes the shares of the Company that were outstanding as a result of the 750,000 options exercised by Mr. Vishwanath prior to closing the acquisition.   There are no minority voting interests.

The Company evaluates the following criterion to determine the acquirer in business combinations:

•

financial ownership of us post consummation of the acquisition;

•

voting rights of the company post acquisition;

•

composition of the governing body of the combined company; and

•

composition of the senior management immediately following the acquisition.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

 (14)

Acquisition Agreement (continued)

Based on paragraph 17 of SFAS 141 and related accounting literature, the Company determined to account for the transaction as an acquisition and not a reverse merger, based on, among other factors, the following reasons:

The relative voting rights in the combined entity after consummation of the acquisition are as follows: investors of the Company had more than 50% of voting rights of the combined entity.  Additionally, the former Old Vincera shareholders received no protective provisions or board nomination rights related to the shares they received in the acquisition.

The composition of the governing body of the combined entity immediately following the acquisition: the Company’s Board of Directors had three members immediately following the acquisition.  Out of these directors, two of the three (Messrs. Vishnawath and Murphy) were former Directors and investors from the Company.

The Composition of the Senior Management of the Company immediately following the acquisition:  Five of the seven members of senior management immediately following the acquisition were employees from the Company, including Bala Vishwanath, Chief Strategy Officer, Jerry Gottlieb, Senior Vice President, Sales, Mark Eshelman, Director of Sales Development, Brian Mantz, Vice President, Quality and Todd Enright, Vice President of Product Management.  Only two of the seven members of senior management immediately following the acquisition were former employees of Old Vincera, David R. Malmstedt, President and CEO and Puru Agrawal, Chief Technology Officer.  Messrs. Malmstedt and Agrawal owned only 13.26% of the combined company.

(15)

Subsequent Events

In July through November 2005, the Company issued additional notes to six parties totaling $320,000.  One of the parties is related, with the note for $40,000 issued in November 2005 to an Officer of the Company to cover payroll for the October 31, 2005 period, and carries an interest rate of 6.375% and provides for a warrant for 30,560 shares of the Company’s common stock at an exercise price of $0.50 per share with an expiration date of eighteen (18) months from the date of the final close of the private placement.  These notes mature in August through November 2005 and bear interest rates of 6.375% to 60% per year.  Notes totaling $55,000 matured in August but were not paid, and a note totaling $100,000 matured in September but was not paid.  The Company has entered into agreements with each of these note holders to convert the principal and interest of the promissory notes into shares of the Company’s common stock at a per share price of $.36 by canceling the indebtedness.  In October 2005, two of the notes totaling $175,000 matured, but each note was extended by the holders of these notes.  One of these note holders converted $36,000 of the principal into 100,000 shares of our common stock at a per share price of $0.36 by canceling that indebtedness and then taking the balance of $19,000 of principal and interest in cash.  The other note holder was paid in cash.  A note that had a maturity date of November was paid in cash and the Company issued a warrant for 38,194 shares exercisable into the Company’s common stock, with an exercise price of $0.50 per share with an expiration date of eighteen months from the date of the final closing of the Company’s private placement.  There is currently only one note outstanding with a principal amount of $40,000 and a maturity date in November 2005.

The Company filed additional amendments to its SB-2 Registration, but those were withdrawn in July 2005.

The Company engaged an investment banking firm, Fifth Street Capital, LLC, to act as its exclusive advisor in a private placement. The private placement seeks to raise up to $10.225 million through the sale of the Company’s common stock at an offering price of $.36 per share.  In addition, the investment banking firm has agreed to provide investment banking and financial advisory services to the Company with respect to financing and/or mergers and acquisitions transactions originated by said investment banking firm, for a period of two years following the date the agreement is executed between the Company and the investment banking firm. As compensation for these services, the Company agreed to pay (i) 7% of the amount raised in

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(15)

Subsequent Events (continued)

any offering in cash, (ii) 1% of the shares sold in any offering of the Company’s common stock, and (iii) warrants to purchase the number of shares of the Company’s common stock equal to 7% of the shares sold in any offering at an exercise price equal to the offering price.  In addition, the Company has agreed to issue warrants to purchase the number of shares of the Company’s common stock equal to 4% of the shares sold in any offering at an exercise price equal to 165% of an offering price, in aggregate, to the investment banking firm.  Either party may terminate this agreement upon giving 60 days advance written notice.  The Company intends to seek consent from the holders of the Company’s convertible promissory notes and the subordinated promissory notes to convert the notes into shares of the Company’s common stock at the per share price of the offering, although there can be no assurance that the Company will obtain their consent.  The Company intends to seek the consent of the holders of the preferred stock to convert their shares of preferred stock into shares of the Company’s common stock, although there can be no assurance that the Company will obtain this consent.

Through the private placement, the Company intends to raise up to $10.225 million, with a minimum raise, or initial close, of $1.0 million.  At the minimum raise, the Company would have approximately $830,000 in net proceeds, which the Company would use primarily for general operating capital.  At the intended maximum raise of $10.225 million, the Company would have approximately $8.9 million in net proceeds.  Concurrent with the private placement the Company is seeking consents and waivers of approximately $2.5 million in subordinated note holders, $0.9 million in convertible promissory notes, and $0.4 in short term promissory notes, to convert to shares of the Company’s common stock at $.36 per share, although there can be no assurance that the Company will obtain their consent.  If the Company is unable to receive consent from all note holders, the Company would be required to renegotiate the terms and conditions of those notes.

On May 1, 2005, the convertible promissory notes payable designated as Series B Notes Payable (Note 6) matured, but were not repaid by the Company and are in default.  The Company sought and received the consent of a majority of these note holders to extend the maturity date to November 15, 2005 for all of the note holders. Also, upon the initial closing of the Company’s private placement, these note holders will have their principal and interest converted into shares of the Company’s common stock at the price of $.36 per share.  These financial statements do not include any adjustments to reflect the default of these notes.

From June to August 2005, the subordinated promissory notes payable discussed in Note 6 matured, but were not repaid by the Company and are in default.  The Company is seeking consents from the holders of these subordinated promissory notes to convert the principal and interest to shares of the Company’s common stock at $.36 per share by canceling their indebtedness, although there can be no assurance that the Company will obtain their consent.  As of October 25, 2005 the Company has received consent and cancelled promissory notes from holders of approximately $1.1 million in principal in these subordinated promissory notes, and converted both the principal and interest into approximately 3,600,000 shares of the Company’s common stock.  These financial statements do not include any adjustments to reflect the default or conversion of these notes.

In conjunction with the Company’s private placement and the filing of the Company’s Form 10-SB, the Company is also seeking the consent of the Series A Preferred Shareholders to convert those shares into shares of the Company’s common stock on a one-for-one basis, although there can be no assurance that the Company will obtain their consent.

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(15)

Subsequent Events (continued)

Michael B. Shapiro, former CEO of the Company (at the time the company was known as Smarte Solutions) has filed a lawsuit against the Company and Mr. Bala Vishwanath, the Company’s former Chairman, CEO and CSO,  in the 126th Judicial District Count in Travis County, Texas on March 22, 2005 which was served on the Company on April 4, 2005, asserting that the Company breached various agreements, made representations regarding compensation that were false, and made promises regarding his compensation that were false.  Mr. Shapiro is seeking damages of the reasonable value of the stock options that were alleged to have been either refused to be granted or allowed to be exercised by the Company, reasonable value of the services provided to the Company while acting as the CEO and while acting on the Company’s advisory board (which has been estimated to be at least $400,000 by Mr. Shapiro), punitive damages, attorney’s fees, all costs of the proceedings, interest on said sums as provided by law, and such other and further relief to which Mr. Shapiro may show himself justly entitled.  The Company denies the allegations and intends to vigorously defend this lawsuit.

CRS, LLC ("CRS"), a Washington limited liability company, has filed a law suit against us in the United States District Court for the Western District of Washington in Seattle on June 14, 2005.  The suit was originally filed by CRS against Bit-Arts, LTD., a foreign company, and Bit-Arts, Inc., a Delaware corporation, alleging patent infringement of two patents by making, using, selling and/or offering for sale without authorization, products which embody one or more claims of the patents.  The Company was added to the amended complaint on June 14, 2005 because the Company was the exclusive distributor of the Bit-Arts products allegedly infringing on the two patents, and the Company continues to have a license to distribute the Bit-Arts products through December 31, 2005.  CRS is seeking: (A) the defendants be adjudged to have infringed the patents; (B) all parties be permanently restrained and enjoined from directly or indirectly infringing on the patents; (C) an accounting and award of damages by reason of the infringement; (D) an award of prejudgment and post judgment interest, exemplary damages and costs;(E) award of damages, punitive damages, attorney's fees, and prejudgment interest; and (F) CRS be awarded such other relief as the Court may deem just, equitable, and proper.  Pursuant to the License Agreement between us and Bit-Arts, the Company intends to seek indemnification from Bit-Arts, for all or part of the damages and the expenses that the Company incurs to defend the CRS claims. The Company believes the claims by CRS are without merit and intends to vigorously defend the action, but the Company cannot predict the final outcome of this lawsuit, nor accurately estimate the amount of time and resources that the Company may need to devote to defending itself. Specific damages amounts have not been specified, nor assessed at this early stage of the litigation, so the potential damages claims cannot be estimated.  Accordingly, if the Company were to be unsuccessful in its defense of this lawsuit, and if CRS were to be able to establish substantial damages, the Company could be forced to pay an amount, currently unknown, which could have an adverse effect on its business. In addition, although the Company believes that we are entitled to indemnification in whole or in part for any damages and costs of defense, there can be no assurance that the Company will be successful on the indemnification claim or recover all or a portion of any damages assessed or expenses incurred.

On September 30, 2005, the Company was notified that a petition in a case ancillary to a foreign proceeding was filed in the United States Bankruptcy Court for the Southern District of New York, requesting an order for relief under 11 U.S.C. Section 304.  The petitioners were Stephen Katz and David Birne, (the “Petitioners”), as Joint Administrators of Bit-Arts, Ltd., debtor in a foreign proceeding.  In addition, the same petitioners filed a Verified Petition, pursuant to Section 304 of the Bankruptcy Code, to Commence a Case Ancillary to a Foreign Proceeding in the United States Bankruptcy Court for the Southern District of New York.  The petition states that in July 2004 funding was being sought by Bit-Arts to continue operations.  Guildhall Trading Company Limited (“Guildhall”) made a loan that was advanced in a series of traunches from July 2004 to July 2005.  In connection with the loan, Guildhall was granted a security interest in substantially all of Bit-Arts assets.  Guildhall made formal demand on its outstanding debenture.  Consequently, on July 15, 2005 a petition for administration was presented by Guildhall to the High Court of England pursuant to Paragraph 14 of Section B1 of the Insolvency Act 1986.  By Order, dated July 1, 2005, the High Court appointed the Petitioners as the Administrators.  The petition is seeking that Bit-Arts’ assets located in the United States be afforded the same protection as their assets located in England.  On October 7, 2005, the United States Bankruptcy Court for the Southern District of New York granted the preliminary

VINCERA, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(15)

Subsequent Events (continued)

injunction order to the petitioners, and set a date of March 16, 2006 for a hearing at the United States Bankruptcy Court for the Southern District of New York, to consider whether the Order should be continued.

Based on the bankruptcy proceedings, the Company has requested that the administrators for Bit-Arts either (i) provide support for the Company’s current customers, or (ii) grant the Company access to the source code escrow for the Bit-Arts technologies so that the Company may continue to provide support for the Company’s current customers.  To date, the Company’s requests have not been honored, but the Company will continue to pursue relief.  If the Company is not successful in either obtaining support or access to the source, the Company may lose some of the current customers and their associated royalties.  With the Company’s contract with Bit-Arts ending on December 31, 2005 and the Company’s focus on its new VAM solutions, the Company believes the impact to the revenues for Bit-Arts related technologies will be minimal.  The Company has developed its own technologies for protecting its customers’ IP that is distributed in electronic format through Portable Format Documents, or PDF’s.  The Company’s VAM solution does not rely on any technologies provided by Bit-Arts, so going-forward this settlement will not impact the Company’s offerings.

Based on the bankruptcy proceedings, the Company has requested that the administrators for Bit-Arts either (i) provide support for the Company’s current customers, or (ii) grant the Company access to the source code escrow for the Bit-Arts technologies so that the Company may continue to provide support for the Company’s current customers.  To date, the Company’s requests have not been honored, but the Company will continue to pursue relief.  If the Company is not successful in either obtaining support or access to the source, the Company may lose some of the current customers and their associated royalties.  The Company’s new VAM solutions do not contain any Bit-Arts technologies.

VINCERA SOFTWARE, INC.

Balance Sheets
June 30, 2004 and 2003
(Unaudited)
Assets	2004	2003
Current assets:
Cash and cash equivalents	$54,403	$3,551
Accounts receivable	487	17,999
Prepaid expenses and other current assets	28,841	44,150
Total current assets	83,731	65,700
Property and equipment:
Computer equipment	51,952	98,580
Software	75,949	106,663
Furniture and fixtures	-	1,256
Leasehold improvements	-	20,341
Total property and equipment	127,901	226,840
Less accumulated depreciation and amortization	(116,448)	(145,072)
Net property and equipment	11,453	81,768
	$95,184	$147,468
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$172,908	$27,919
Deferred revenue	78,667	12,000
Current portion of capital lease obligations	-	1,673
Total current liabilities	251,575	41,592
Capital lease obligations, less current portion	-	-
Total liabilities	251,575	41,592

Series A redeemable convertible preferred stock,
$.001 par value, 18,764,885 shares authorized, 0 and
18,159,978 shares issued and outstanding, respectively;
liquidation preference of $0 and $7,072,000, respectively	-	7,572,412
Stockholders’ deficit:
Common stock, $.001 par value, 60,000,000 shares
authorized, 56,284,695 and 6,493,468 shares issued and
outstanding, respectively	56,285	6,494
Additional paid-in capital	8,086,184	114,301
Accumulated deficit	(8,298,860)	(7,587,331)
Total stockholders’ deficit	(156,391)	(7,466,536)
	$95,184	$147,468
See accompanying notes to financial statements.

VINCERA SOFTWARE, INC.

Statements of Operations
Six Months Ended June 30, 2004 and 2003
(Unaudited)
	2004	2003
Revenues	$123,787	$13,333

Operating expenses:
Cost of revenue	1,500	137,926
Research and development	163,164	531,645
Sales and marketing	23,433	16,269
General and administrative	172,914	206,830
Total operating expenses	361,011	892,670

Loss from operations	(237,224)	(879,337)

Other income (expense)
Loss on sale of fixed assets	(7,289)	(42,609)
Interest expense, net	-	2,575
Net loss	$(244,513)	$(919,371)

Loss per share	$(0.036)	$(0.143)

Weighted average basic and fully diluted shares outstanding	6,770,086	6,425,577
See accompanying notes to financial statements.

VINCERA SOFTWARE, INC.

Statements of Cash Flows
Six Months Ended June 30, 2004 and 2003
(Unaudited)
	2004	2003
Cash flows from operating activities:
Net loss	$(244,513)	$(919,371)
Adjustments to reconcile net loss to net cash used in
operating activities:
Gain/loss on sale of equipment	7,289	42,609
Gain on extinguishment of debt	-	-
Depreciation and amortization	30,159	40,722

Changes in operating assets and liabilities:
Accounts receivable	98,703	(17,999)
Prepaid expenses and other current assets	(576)	22,705
Accounts payable and accrued liabilities	134,088	(22,119)
Deferred revenue	18,375	4,667
Net cash provided by (used in) operating activities	43,525	(848,786)
Cash flows from investing activities:
Proceeds from sale of assets	-	6,878
Purchases of property and equipment	(61)	-
Net cash provided by (used in) investing activities	(61)	6,878
Cash flows from financing activities:
Net proceeds from issuance of common stock	-	-
Net proceeds from promissory notes payable	-	-
Proceeds from exercise of stock options	-	-
Payments on capital lease obligations	-	(7,434)
Net cash used in financing activities	-	(7,434)
Net increase (decrease) in cash and cash equivalents	43,464	(849,342)
Cash and cash equivalents at beginning of year	10,939	852,893
Cash and cash equivalents at end of year	$54,403	$3,551

Supplemental disclosure of cash flow information:
Cash paid for interest	$154	$-

See accompanying notes to financial statements.

Vincera Software, Inc.

Notes to the Financial Statements

June 30, 2004 and 2003 (Unaudited)

(1)

Incorporation and Nature of Business

Vincera Software, Inc. (“Vincera” or the “Company”) was founded as a Delaware corporation on November 24, 1999 as Elegiant.com, Inc.  The Company changed its name from Elegiant.com, Inc. to Elegiant, Inc. in May 2001. In November 2001, the Company changed its name from Elegiant, Inc. to Vincera Software, Inc.  The Company provides enterprise software solutions that enable companies to move towards the real-time enterprise.  Vincera’s solution provides a competitive advantage and ensures the bottom line by automating business processes and providing an actionable understanding of real-time and market events through business activity monitoring.  The Company also provides consulting, training and support relating to its products.  Based in Austin, Texas, the Company provides software and services to customers throughout the United States.

The accompanying financial statements, which should be read in conjunction with the financial statements and footnotes thereto for the years ended December 31, 2003 and 2002, are unaudited. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included.  Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire fiscal year.

(2)

Summary of Significant Accounting Policies

(a)

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents. At June 30, 2004 and 2003, the Company’s cash equivalents principally consisted of money market funds.

(b)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally three years for computer and computer-related equipment and five years for non-computer equipment and furniture. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The Company leases certain equipment under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments or the fair value of the assets under lease. Assets under capital lease are depreciated over their estimated useful lives, generally three years.

(c)

Research and Development Costs

Financial accounting standards provide for the capitalization of certain software development costs once technological feasibility has been established and the evaluation of the recoverability of any capitalized costs on a periodic basis. The Company’s software products have historically reached technological feasibility late in the development process, and development costs incurred after technological feasibility and prior to product release have been insignificant to date.  Accordingly, no development costs have been capitalized to date, and all research and product development expenditures have been expensed as incurred.

Vincera Software, Inc.

Notes to the Financial Statements

June 30, 2004 and 2003 (Unaudited)

(2)

Summary of Significant Accounting Policies (continued)

(d)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in the period that includes the enactment date.

(e)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f)

Stock-Based Compensation

The Company applies the intrinsic value-based method for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company discloses the pro forma effects on operations as if the options were issued at fair value.  If the Company elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would have changed to the pro forma amounts indicated below:

	Six Months Ended June 30,
	2004	2003
Net loss, as reported	$(244,513)	$(919,371)
Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards, net of the related tax effects	(11,050)	(10,932)
Pro forma net loss	$(255,563)	$(930,303)

Net loss per share
Basic and diluted – as reported	$(0.036)	$(0.143)
Basic and diluted - Pro forma	$(0.038)	$(0.145)

(g)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Vincera Software, Inc.

Notes to the Financial Statements

June 30, 2004 and 2003 (Unaudited)

(2)

Summary of Significant Accounting Policies (continued)

(h)

Revenue Recognition

Revenue from software licenses is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, and collectibility is probable. Service revenue includes training, consulting and maintenance. Training and consulting revenues are recognized as the services are performed. Maintenance revenue is recognized ratably over the term of the agreement and commences once implementation of the product has occurred. For arrangements where consulting services are determined to be essential to the functionality of the software, revenue from software licenses is recognized as the services are performed and the criteria above have been met.

The Company recognizes revenues from fixed-priced consulting projects using the percentage of completion method, which requires revenues to be recognized over the term of the contract based on the percentage of work completed.  Progress toward completion is determined based upon the consulting hours incurred as a percentage of total estimated hours to complete the engagement. Recoverable costs and accrued profits not yet billed on contracts in process are recorded as unbilled revenue and billings on uncompleted contracts in excess of incurred costs are recorded as deferred revenue. The cumulative impact of any revision in estimates of the percentage complete is reflected in the period in which the changes become known. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which management concludes that a loss is likely to be incurred.

(i)

Earnings per Share

Basic earnings per share are computed based upon the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is computed based upon the weighted-average number of common shares outstanding plus the assumed issuance of common shares for all potentially dilutive securities.

(3)

Liquidity and Capital Resources

The Company has experienced operating losses since inception as a result of efforts to market and develop its products. The Company expects that it will continue to incur net losses as it continues to expend significant resources, especially on research and development and sales and marketing activities. There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from its operations.

To date, the Company has funded its activities primarily through private equity offerings, including sales of preferred stock; however, there can be no assurance that such financing will be available in the future or that positive operating cash flows will ever be achieved.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4)

Leases

The Company subleases office space under an operating lease whose initial term expired January 2004.  The lease continues in effect on a monthly basis at a rate of $1,590, not to exceed January 31, 2005. The lease may be terminated by either party upon sixty days written notice. Total rent expense for all operating leases approximated $10,000 and $28,000 for the years ended June 30, 2004 and 2003, respectively.

The Company acquired computer and network equipment under three capital leases that expired at various dates during 2003.

Vincera Software, Inc.

Notes to the Financial Statements

June 30, 2004 and 2003 (Unaudited)

(5)

Notes Payable

In July 2003, the Company obtained an aggregate of $414,757 from outside investors on secured promissory notes that carried an interest rate of 9% per year and were due July 2004.  On December 29, 2003, in connection with the restructuring of the Company described in Note 8, the note holders forgave the principal and unpaid interest on these notes resulting in a gain on extinguishment of debt of $417,631.

(6)

Income Taxes

As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at June 30, 2004 and 2003 are as follows:

	2004	2003

Deferred tax assets (liabilities)

Net operating loss carryforwards	$2,444,000	2,214,000
Research credits	146,000	146,000
Other, net	-	-

Total deferred tax assets	2,590,000	2,360,000
Less: valuation allowance	(2,590,000)	(2,360,000)

Net deferred tax assets	$-	-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during periods in which those temporary differences become deductible. Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards, in future tax returns, the Company has provided a 100% valuation allowance on its deferred tax assets.

At June 30, 2004, the Company had net operating loss carryforwards for federal income tax purposes of approximately $7.2 million and research credits of approximately $146,000.  The net operating loss carryforward will begin to expire in 2020, if not utilized.   The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period.  Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted.

(7)

Common Stock

As required by the Company’s 2000 Stock Plan, the Company shall at all times reserve and keep available such number of shares of common stock as shall be sufficient to satisfy the requirements of the Plan.  The common stock is not redeemable, and the holder of each share of common stock shall have the right to one vote.

Vincera Software, Inc.

Notes to the Financial Statements

June 30, 2004 and 2003 (Unaudited)

(8)

Redeemable Convertible Preferred Stock

As of December 31, 2002 the Company had issued 18,159,978 shares of Series A (“Series A”) redeemable convertible preferred stock. Certain officers and directors are affiliated with entities that have purchased shares of Series A preferred stock.

Conversion

On December 29, 2003, the Company and its investors entered into a cancellation of indebtedness, conversion of outstanding preferred stock, and right of first refusal agreement which resulted in the conversion of the Series A redeemable convertible preferred stock into common stock at a 1 to 1 ratio, the cancellation of related warrants, the cancellation of indebtedness, and the issuance of 31,631,249 new shares of common stock for $0.001 per share.

Dividend Rights

The holders of Series A were entitled to receive cumulative dividends prior and in preference to the payment of any dividends on the common stock at an annual rate of $.0333 per share of Series A. Such dividends on each share of Series A were to accrue and be cumulative until paid, whether or not earned or declared, and whether or not there are profits, surplus or other funds legally available for the payment of dividends. No dividends had been declared by the Board as of December 31, 2002; however, due to their cumulative nature, as of December 31, 2002, the Company had accreted $950,000 of such dividends.  No dividends were accreted in 2003 as a result of the conversion.

(9)

Stock Options and Warrants

Stock Options Issued to Employees

The Company has adopted a stock option plan (the “2000 Plan”) under which a maximum of 7,084,521 shares of common stock have been reserved for grant to employees, consultants and members of the board of directors. Under the 2000 Plan, the option price of incentive stock options may not be less than the fair value of the stock at the time the options are granted. The 2000 Plan stock options can be granted for no more than ten years and no option shall be exercisable after the expiration of ten years from the date such option is granted. The stock options granted under the 2000 Plan generally are exercisable immediately but subsequent to exercise the stock is restricted subject to repurchase over the vesting period. The vesting period is typically 25% after a period of one year of employment with the Company and the remainder is vested ratably each month for 48 months or ratably each month for 48 months from the start of the vesting period.

The weighted-average fair value of stock options granted to employees during 2003 and 2002 was $0.01, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield 0%, risk-free weighted average interest rate of 6%, volatility 0%, and an expected life of 5 years.

The Company applies APB No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the financial statements as the exercise prices of the options granted were deemed to equal the fair value of the underlying common stock at the date of grant.

The Company has stock options totaling 117,500 shares outstanding and exercisable at June 30, 2004 with an exercise price of $0.04 per share.

Stock Purchase Warrants

In connection with certain convertible promissory notes subsequently converted into Series A, the Company issued warrants to purchase 594,907 shares of Series A, at an exercise price of $.37 per share. At June 30, 2003 warrants were outstanding to purchase 554,907 shares of Series A, have an expiration date of June 1, 2006, are and are exercisable immediately.  As part of the Company’s reorganization and conversion of preferred stock to common stock, the warrants were cancelled in 2003.

Vincera Software, Inc.

Notes to the Financial Statements

June 30, 2004 and 2003 (Unaudited)

 (10)

Employee Benefits

The Company sponsors an employee savings and retirement plan intended to qualify under section 401(k) of the Internal Revenue Code. All eligible employees may contribute up to 20% of compensation, subject to annual limitations, which are fully vested at all times. The Company retains the option of matching the employees’ contribution with a discretionary employer contribution. To date, no employer contributions have been made.

(11)

Royalties Agreement

The Company entered into a Software Assignment Agreement, effective November 25, 2002, with a Corporation (the Assignor) to acquire the rights to a software platform and online tools used to enable the creation of full featured content and application portals.  This software will be incorporated into the Company’s own software applications to enhance its features.  As a part of this agreement, the Company has paid the Assignor $25,000, which is included in prepaid expenses and other current assets in the accompanying balance sheet.  Also as part of this agreement, the Company has agreed to pay the Assignor a Royalty (to be paid on a quarterly basis) of two percent (2%) of all License Revenue, that contains this assigned technology, for a period of five (5) years ending on November 30, 2007.  The amount of this license is recorded on the Company’s balance sheets as other current assets.

(12)

Subsequent Event-Acquisition by Smarte Solutions, Inc.

In July 2004, the Company entered into a purchase and sale agreement with Smarte Solutions, Inc. (“Smarte”) whereby Smarte will exchange shares of common stock of Smarte for 100% of the outstanding shares of common stock of the Company.  The sale was consummated in August 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders’ of

Vincera Software, Inc.:

We have audited the accompanying balance sheets of Vincera Software, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vincera Software, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, Vincera Software, Inc. restated its financial statements effective December 31, 2003.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company has incurred operating losses since inception which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Helin, Donovan, Trubee & Wilkinson, LLP

/s/ Helin, Donovan, Trubee & Wilkinson, LLP

Austin, Texas

July 27, 2004 (except for matters

disclosed in Note 13 as to which the

date is April 13, 2005)

VINCERA SOFTWARE, INC.
Balance Sheets
December 31, 2003 and 2002

	2003	2002
Current assets:
Cash and cash equivalents	$10,939	$852,893
Accounts receivable	99,190	-
Prepaid expenses and other current assets	28,265	66,855
Total current assets	138,394	919,748
Property and equipment:
Computer equipment	72,452	153,367
Software	107,745	106,663
Furniture and fixtures	1,256	50,239
Leasehold improvements	20,341	20,341
Total property and equipment	201,794	330,610
Less accumulated depreciation and amortization	(152,954)	(158,633)
Net property and equipment	48,840	171,977
	$187,234	$1,091,725
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$38,820	$50,038
Deferred revenue	60,292	7,333
Current portion of capital lease obligations	-	9,107
Total current liabilities	99,112	66,478
Capital lease obligations, less current portion	-	-
Total liabilities	99,112	66,478

Series A redeemable convertible preferred stock,
$.001 par value, 18,764,885 shares authorized, 0 and
18,159,798 issued and outstanding at December 31, 2003
And 2002, respectively; liquidation preference of $0 and
$7,072,000, respectively	-	7,572,412
Stockholders’ equity (deficit):
Common stock, $.001 par value, 60,000,000 shares
authorized, 56,284,695 and 6,493,468 issued and
Outstanding at December 31, 2003 and 2002, respectively	56,285	6,494
Additional paid-in capital	8,086,184	114,301
Accumulated deficit	(8,054,347)	(6,667,960)
Total stockholders’ equity (deficit)	88,122	(6,547,165)
	$187,234	$1,091,725

See accompanying notes to financial statements.

VINCERA SOFTWARE, INC.
Statements of Operations
Years ended December 31, 2003 and 2002
	2003	2002
Revenues	$59,692	$159,251

Operating expenses:
Cost of revenue	189,640	343,305
Research and development	752,528	1,563,025
Sales and marketing	18,482	704,096
General and administrative	432,534	677,754
Total operating expenses	1,393,184	3,288,180

Loss from operations	(1,333,492)	(3,128,929)

Other income (expense)
Loss on sale of fixed assets	(42,863)	-
Interest expense, net	(10,032)	35,520
Total other income (expense), net	(52,895)	35,520

Net loss	$(1,386,387)	$(3,093,409)

Loss per share	$(0.204)	$(0.481)

Weighted average basic and fully diluted shares outstanding	6,770,086	6,425,577

See accompanying notes to financial statements.

VINCERA SOFTWARE, INC.
Statements of Stockholders’ Deficit
Years ended December 31, 2003 and 2002

	Common stock		Additional paid-	Accumulated
	Shares	Amount	in capital	deficit	Total
Balances at December 31, 2001	6,183,781	$6,184	$107,563	$(2,974,551)	$(2,860,804)
Exercise of common stock options	309,687	310	6,738	-	7,048
Accretion of preferred stock dividends	-	-	-	(600,000)	(600,000)
Net loss	-	-	-	(3,093,409)	(3,093,409)
Balances at December 31, 2002	6,493,468	$6,494	$114,301	$(6,667,960)	$(6,547,165)

Cancelled debt recorded as capital contribution	-	-	417,631	-	417,631
Conversion of preferred stock to common stock	18,159,978	18,160	7,554,252	-	7,572,412
New common stock issued	31,631,249	31,631	-	-	31,631
Net loss	-	-	-	(1,386,387)	(1,386,387)
Balances at December 31, 2003	56,284,695	$56,285	$8,086,184	$(8,054,347)	$88,122

See accompanying notes to financial statements.

VINCERA SOFTWARE, INC.
Statements of Cash Flows
Years ended December 31, 2003 and 2002
	2003	2002
Cash flows from operating activities:
Net loss	$(1,386,387)	$(3,093,409)
Adjustments to reconcile net loss to net cash used in
operating activities:
(Gain)/loss on sale of equipment	42,863	(3,147)
Depreciation and amortization	75,091	109,533

Changes in operating assets and liabilities:
Accounts receivable	(99,190)	129,062
Prepaid expenses and other current assets	38,590	(20,280)
Accounts payable and accrued liabilities	(8,344)	(44,022)
Deferred revenue	52,959	(37,584)
Net cash (used in) provided by operating activities	(1,284,418)	(2,959,847)
Cash flows from investing activities:
Proceeds from sale of assets	6,265	6,878
Purchases of property and equipment	(1,082)	(54,396)
Net cash used in investing activities	5,183	(47,518)
Cash flows from financing activities:
Net proceeds from issuance of common stock	31,631	-
Net proceeds from promissory notes payable	414,757	-
Proceeds from exercise of stock options	-	7,048
Payments on capital lease obligations	(9,107)	(17,456)
Net cash provided by (used in) financing activities	437,281	(10,408)
Net decrease in cash and cash equivalents	(841,954)	(3,017,773)

Cash and cash equivalents at beginning of year	852,893	3,870,666
Cash and cash equivalents at end of year	$10,939	$852,893

Supplemental disclosure of non-cash investing and financing activities:
Cancelled debt recorded as capital contribution	$417,631	$-
Conversion of preferred stock to common stock	$7,572,412	$-

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$3,941

See accompanying notes to financial statements.

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(1)

Incorporation and Nature of Business

Vincera Software, Inc. (“Vincera” or the “Company”) was founded as a Delaware corporation on November 24, 1999 as Elegiant.com, Inc.  The Company changed its name from Elegiant.com, Inc. to Elegiant, Inc. in May 2001. In November 2001, the Company changed its name from Elegiant, Inc. to Vincera Software, Inc.  The Company provides enterprise software solutions that enable companies to move towards the real-time enterprise.  Vincera’s solution provides a competitive advantage and ensures the bottom line by automating business processes and providing an actionable understanding of real-time and market events through business activity monitoring.  The Company also provides consulting, training and support relating to its products.  Based in Austin, Texas, the Company provides software and services to customers throughout the United States.

(2)

Summary of Significant Accounting Policies

(a)

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2003 and 2002, the Company’s cash equivalents principally consisted of money market funds.

(b)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally three years for computer and computer-related equipment and five years for non-computer equipment and furniture. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The Company leases certain equipment under capital lease agreements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments or the fair value of the assets under lease. Assets under capital lease are depreciated over their estimated useful lives, generally three years.

(c)

Research and Development Costs

Financial accounting standards provide for the capitalization of certain software development costs once technological feasibility has been established and the evaluation of the recoverability of any capitalized costs on a periodic basis. The Company’s software products have historically reached technological feasibility late in the development process, and development costs incurred after technological feasibility and prior to product release have been insignificant to date.  Accordingly, no development costs have been capitalized to date, and all research and product development expenditures have been expensed as incurred.

(d)    Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in the period that includes the enactment date.

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(2)

Summary of Significant Accounting Policies (continued)

(e)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f)

Stock-Based Compensation

The Company applies the intrinsic value-based method for its fixed plan stock options. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company discloses the pro forma effects on operations as if the options were issued at fair value.  If the Company elected to recognize compensation expense for options granted based on their fair values at the grant dates, consistent with Statement 123, net income and earnings per share would have changed to the pro forma amounts indicated below:

	Year Ended December 31,
	2003	2002
Net loss, as reported	$(1,386,387)	$(3,093,409)
Deduct: Total stock based employee compensation expense determined under the fair value based method for all awards, net of the related tax effects	(21,864)	(21,629)
Pro forma net loss	$(1,408,251)	$(3,115,038)

Net loss per share
Basic and diluted – as reported	$(0.204)	$(0.481)
Basic and diluted - Pro forma	$(0.208)	$(0.485)

(g)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(h)

Revenue Recognition

Revenue from software licenses is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable, and collectibility is probable. Service revenue includes training, consulting and maintenance. Training and consulting revenues are recognized as the services are performed. Maintenance revenue is recognized ratably over the term of the agreement and commences once implementation of the product has occurred. For arrangements where consulting services are determined to be essential to the functionality of the software, revenue from software licenses is recognized as the services are performed and the criteria above have been met.

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(2)

Summary of Significant Accounting Policies (continued)

(h)

Revenue Recognition (continued)

The Company recognizes revenues from fixed-priced consulting projects using the percentage of completion method, which requires revenues to be recognized over the term of the contract based on the percentage of work completed.  Progress toward completion is determined based upon the consulting hours incurred as a percentage of total estimated hours to complete the engagement. Recoverable costs and accrued profits not yet billed on contracts in process are recorded as unbilled revenue and billings on uncompleted contracts in excess of incurred costs are recorded as deferred revenue. The cumulative impact of any revision in estimates of the percentage complete is reflected in the period in which the changes become known. Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which management concludes that a loss is likely to be incurred.

(i)

Earnings per Share

Basic earnings per share are computed based upon the weighted-average number of common shares outstanding during the periods. Diluted earnings per share is computed based upon the weighted-average number of common shares outstanding plus the assumed issuance of common shares for all potentially dilutive securities.

(3)

Liquidity and Capital Resources

The Company has experienced operating losses since inception as a result of efforts to market and develop its products. The Company expects that it will continue to incur net losses as it continues to expend significant resources, especially on research and development and sales and marketing activities. There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from its operations.

To date, the Company has funded its activities primarily through private equity offerings, including sales of preferred stock; however, there can be no assurance that such financing will be available in the future or that positive operating cash flows will ever be achieved.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4)

Leases

The Company subleases office space under an operating lease whose initial term expired January 2004.  The lease continues in effect on a monthly basis at a rate of $1,590, not to exceed January 31, 2005. The lease may be terminated by either party upon sixty days written notice. Total rent expense for all operating leases approximated $37,000 and $166,000 for the years ended December 31, 2003 and 2002, respectively.

The Company acquired computer and network equipment under three capital leases that expired at various dates during 2003.

(5)

Notes Payable

In July 2003, the Company obtained an aggregate of $414,757 from stockholders on secured promissory notes that carried an interest rate of 9% per year and were due July 2004.  On December 29, 2003, in connection with the restructuring of the Company described in Note 8, the note holders forgave the principal and unpaid interest on these notes resulting in a capital contribution of $417,631.

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(6)

Income Taxes

As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at December 31, 2003 and 2002 are as follows:

	2003	2002

Deferred tax assets (liabilities)

Net operating loss carryforwards	$2,360,000	$1,900,000
Research credits	146,000	146,000
Differences in book and tax depreciation	-	(4,000)
Other, net	-	1,000

Total deferred tax assets	2,506,000	2,043,000
Less: valuation allowance	(2,506,000)	(2,043,000)

Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during periods in which those temporary differences become deductible. Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards, in future tax returns, the Company has provided a 100% valuation allowance on its deferred tax assets.  The valuation allowance increased by approximately $463,000 and $1,126,000 during the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6.9 million and research credits of approximately $146,000.  The net operating loss carryforward will begin to expire in 2020, if not utilized.   The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period.  Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted.

(7)

Common Stock

As required by the Company’s 2000 Stock Plan, the Company shall at all times reserve and keep available such number of shares of common stock as shall be sufficient to satisfy the requirements of the Plan.  The common stock is not redeemable, and the holder of each share of common stock shall have the right to one vote.

(8)

Redeemable Convertible Preferred Stock

As of December 31, 2002 the Company had issued 18,159,978 shares of Series A (“Series A”) redeemable convertible preferred stock. Certain officers and directors are affiliated with entities that have purchased shares of Series A preferred stock.

Conversion

On December 29, 2003, the Company and its investors entered into a cancellation of indebtedness, conversion of outstanding preferred stock, and right of first refusal agreement which resulted in the conversion of the Series A redeemable convertible preferred stock into common stock at a 1 to 1 ratio, the cancellation of

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(8)

Redeemable Convertible Preferred Stock (continued)

related warrants, the cancellation of indebtedness, and the issuance of 31,631,249 new shares of common stock for $0.001 per share.

Dividend Rights

The holders of Series A were entitled to receive cumulative dividends prior and in preference to the payment of any dividends on the common stock at an annual rate of $.0333 per share of Series A. Such dividends on each share of Series A were to accrue and be cumulative until paid, whether or not earned or declared, and whether or not there are profits, surplus or other funds legally available for the payment of dividends. No dividends had been declared by the Board as of December 31, 2002; however, due to their cumulative nature, as of December 31, 2002, the Company had accreted $950,000 of such dividends.  No dividends were accreted in 2003 as a result of the conversion.

(9)

Stock Options and Warrants

Stock Options Issued to Employees

The Company has adopted a stock option plan (the “2000 Plan”) under which a maximum of 7,084,521 shares of common stock have been reserved for grant to employees, consultants and members of the board of directors. Under the 2000 Plan, the option price of incentive stock options may not be less than the fair value of the stock at the time the options are granted. The 2000 Plan stock options can be granted for no more than ten years and no option shall be exercisable after the expiration of ten years from the date such option is granted. The stock options granted under the 2000 Plan generally are exercisable immediately but subsequent to exercise the stock is restricted subject to repurchase over the vesting period. The vesting period is typically 25% after a period of one year of employment with the Company and the remainder is vested ratably each month for 48 months or ratably each month for 48 months from the start of the vesting period.

The weighted-average fair value of stock options granted to employees during 2003 and 2002 was $0.01, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield 0%, risk-free weighted average interest rate of 6%, volatility 0%, and an expected life of 5 years.

The Company applies APB No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the financial statements as the exercise prices of the options granted were deemed to equal the fair value of the underlying common stock at the date of grant.

Information with respect to stock options outstanding and stock options exercisable is as follows:

	Shares	Weighted average exercise price

Outstanding at December 31, 2001	3,570,000	$.04
Granted	4,217,500.04
Terminated	(3,233,313)	.04
Exercised	(309,687)	.03

Outstanding at December 31, 2002	4,244,500.04

Terminated	(4,127,500)	.04
Outstanding at December 31, 2003	117,500	$.04

Exercisable at end of year	117,500	$.04

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(9)

Stock Options and Warrants (Continued)

The following table summarizes information about options outstanding at December 31, 2003:

Exercise price	Shares outstanding	Weighted average remaining contractual life	Options exercisable

$.04	117,500	8.00	117,500

Stock Purchase Warrants

In connection with certain convertible promissory notes subsequently converted into Series A, the Company issued warrants to purchase 594,907 shares of Series A, at an exercise price of $.37 per share. At December 31, 2002 warrants were outstanding to purchase 554,907 shares of Series A, have an expiration date of June 1, 2006, are and are exercisable immediately.  As part of the Company’s reorganization and conversion of preferred stock to common stock, the warrants were cancelled in 2003.

(10)

Employee Benefits

The Company sponsors an employee savings and retirement plan intended to qualify under section 401(k) of the Internal Revenue Code. All eligible employees may contribute up to 20% of compensation, subject to annual limitations, which are fully vested at all times. The Company retains the option of matching the employees’ contribution with a discretionary employer contribution. To date, no employer contributions have been made.

(11)

Royalties Agreement

The Company entered into a Software Assignment Agreement, effective November 25, 2002, with a Corporation (the Assignor) to acquire the rights to a software platform and online tools used to enable the creation of full featured content and application portals.  This software will be incorporated into the Company’s own software applications to enhance its features.  As a part of this agreement, the Company paid the Assignor $8,333 in 2002, which is included in prepaid expenses and other current assets in the accompanying balance sheet.  The Company paid the Assignor an additional $16,667, in 2003, upon completion of internal testing and integration and filing a patent application.  Also as part of this agreement, the Company has agreed to pay the Assignor a Royalty (to be paid on a quarterly basis) of two percent (2%) of all License Revenue, that contains this assigned technology, for a period of five (5) years ending on November 30, 2007.  The amount of this license is recorded on the Company’s balance sheets as other current assets.

Vincera Software, Inc.

Notes to the Financial Statements

December 31, 2003 and 2002

(12)

Subsequent Event-Acquisition by Smarte Solutions, Inc.

In July 2004, the Company entered into a purchase and sale agreement with Smarte Solutions, Inc. (“Smarte”) whereby Smarte will exchange shares of common stock of Smarte for substantially all of the outstanding shares of common stock of the Company.  The sale was consummated in August 2004.

(13)

Restatement of Financial Statements

As stated in Note 5, on December 29, 2003, the preferred note holders forgave principal and unpaid interest resulting in a gain on extinguishment of debt of $417,631.  The Company restated its financial statements effective December 31, 2003 to reflect the debt forgiveness by shareholders as a capital contribution.  The forgiveness of debt had previously been accounted for as other income.  A review by management determined that the amount would be better reflected as a capital contribution as all of the holders of the debt were shareholders in the Company and the debt forgiveness was a part of a plan of reorganization for the Company.  The impact on the financial statements was as follows:

Item	As Restated	As Previously Reported
Gain on extinguishment of debt	$-	$417,631
Capital Contribution	$417,631	$-
Net loss	$(1,386,387)	$(968,756)
Total stockholders’ equity	$88,122	$88,122

PART III

Item 1.

Index to Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Registrant
3.2	Amendment No. 1 to Amended and Restated Certificate of Incorporation of Registrant
3.3	Amendment No. 2 to Amended and Restated Certificate of Incorporation of Registrant
3.4	Form of Amendment No. 3 to Amended and Restated Certificate of Incorporation of Registrant
3.5	Bylaws of Registrant
4.1	Specimen certificate for shares of Common Stock
4.2	Specimen certificate for shares of Series A Preferred Stock
4.3	Form of Convertible Promissory Note issued by Registrant
4.4	Form of Amendment No. 1 to Convertible Promissory Notes dated as of October 14, 2004
4.5	Form of Stock Purchase Warrant issued by Registrant to holders of Subordinated Notes
4.6	Form of Bridge Loan Agreement issued by Registrant to holders of Subordinated Notes
4.7	Form of Subordinated Note Purchase Agreement issued by Registrant
4.8	Form of First Amendment to Subordinated Promissory Note and Stock Purchase Warrant
4.9	Form of Preferred Warrants issued by Registrant to some of its Series A Preferred Stock holders
4.10	Form of Waiver and Consent Agreement dated as of August 2, 2002 by and between Registrant and certain purchasers of it Series A Preferred Stock
4.11	Amended and Restated Non-Negotiable Promissory Note dated as of August 23, 2004 by and between Registrant and David Malmstedt
4.12	Amended and Restated Non-Negotiable Promissory Note dated as of August 23, 2004 by and between Registrant and Puru Agrawal
4.13	Amended and Restated Non-Negotiable Promissory Note dated as of August 23, 2004 by and between Registrant and Wes Gere
4.14	Amended and Restated Non-Negotiable Promissory Note dated as of August 23, 2004 by and between Registrant and Trieu Pham
4.15	Form of Subordinated Promissory Note issued by and between Registrant and Robert Allison
4.16	Form of Subordinated Promissory Note issued by and between Registrant and Susan L. Holland
4.17	Form of Subordinated Promissory Note issued by and between Registrant and Gene Paul Conrad
4.18	Form of Subordinated Promissory Note issued by and between Registrant and Richard K. Crumly
4.19	Form of Subordinated Promissory Note issued by and between Registrant and Jeri K. Moe
4.20*	Form of Subordinated Promissory Note issued by and between Registrant and Kenneth Trattner
4.21*	Form of Subordinated Promissory Note issued by and between Registrant and David R. Malmstedt
10.1	Asset Purchase Agreement among Registrant, Ron Federico and Brian Mantz dated December 31, 1999
10.2	Non-Qualified Stock Option Agreement dated December 31, 1999 by and between Registrant and Brian Mantz
10.3	Non-Qualified Stock Option Agreement dated April 4, 2000 by and between Registrant and Robert Adrian
10.4	Lease Agreement dated July 1, 2000 by and between Registrant and Monterey & Great Pacific Corporation
10.5	Amendment to Lease Agreement dated July 1, 2000 by and between Registrant and Monterey & Great Pacific Corporation
10.6	Form of Subscription Agreement by and among Registrant and certain purchasers of Registrant’s common stock
10.7	Form of Shareholders’ Agreement by and among Registrant and certain of its common stockholders
10.8	Employment Agreement dated March 1, 2002 by and between Registrant and Mark Eshelman

III-1

Exhibit No.	Description

10.9	Letter Agreement dated March 1, 2002 by and between Registrant and Mark Eshelman
10.10	First Amendment to Employment Agreement dated October 2, 2002 by and between Registrant and Mark Eshelman
10.11	Non-Qualified Stock Option Agreement dated June 1, 1999 by and between Registrant and Mark Eshelman
10.12	Stock Option Repurchase Agreement dated July 7, 2001 by and between Registrant and Mark Eshelman
10.13	Amendment No. 1 to Non-Qualified Stock Option Agreement dated November 19, 2002 by and between Registrant and Mark Eshelman
10.14	Stock Repurchase Agreement dated July 7, 2001 by and between Registrant and Sanjay Lall
10.15	Stock Repurchase Agreement dated July 7, 2001 by and between Registrant and Bala Vishwanath
10.16	Employment Agreement dated March 1, 2002 by and between Registrant and Bala Vishwanath
10.17	Letter Agreement dated March 1, 2002 by and between Registrant and Bala Vishwanath
10.18	First Amendment to Employment Agreement dated July 1, 2002 by and between Registrant and Bala Vishwanath
10.19	Non-Qualified Stock Option Agreement dated March 11, 1999 by and between Registrant and Bala Vishwanath
10.20	Amendment No. 1 to Non-Qualified Stock Option Agreement dated November 19, 2002 by and between Registrant and Bala Vishwanath
10.21	Employment Agreement dated as of August 23, 2004 by and between Registrant and David Malmstedt
10.22	Employment Agreement dated as of August 23, 2004 by and between Registrant and Puru Agrawal
10.23	Form of Indemnification Agreement
10.24	Stock for Stock Exchange Agreement dated as of August 23, 2004, by and among Registrant and Vincera Software, Inc.
10.25	Vincera, Inc. 2002 Stock Incentive Plan
10.26	Reverse Vesting Stock Option Agreement Pursuant to 2002 Stock Incentive Plan
10.27	Stock Option Exercise Agreement Pursuant to 2002 Stock Incentive Plan
10.28	Co-Sale and First Refusal Agreement dated as of February 21, 2003 by and among the Registrant and Series A stockholders
10.29	Investors’ Rights Agreement dated as of February 21, 2003 by and among the Registrant and Series A stockholders
10.30	Series A Preferred Stock Purchase Agreement dated as of February 21, 2003 by and among the Registrant and Series A Preferred stockholders
10.31	Voting Agreement dated as of February 21, 2003 by and among the Registrant and Series A stockholders
10.32	Bridge Financing Agreement dated March 31, 2004 by and between Registrant and Fifth Street Capital, LLC (f/k/a Gray Capital Partners, LLC)
10.33	Form of Security Agreement by and between Registrant and holders of Registrant’s subordinated promissory notes
10.34**	Development, License and Equipment Purchase Agreement dated December 17, 2002 by and between Registrant and Microsoft Corporation
10.35	Amendment No. 1 to Development, License and Equipment Purchase Agreement dated November 6, 2003 by and between Registrant and Microsoft Corporation

III-2

Exhibit No.	Description
10.36	Software License Agreement dated August 21, 2002 by and between Registrant and Bit-Arts Limited
10.37	Addendum to Software License Agreement by and between Registrant and Bit-Arts Limited
10.38	Stock Purchase Agreement dated November 28, 2001 by and between Registrant and Mark Eshelman
10.39	Software License Agreement by and between Registrant and Hoover’s, Inc.
10.40	Letter of Engagement dated September 13, 2005, between Registrant and Fifth Street Capital LLC
21.1	Subsidiaries of the Registrant
23.1*	Consent of the Independent Auditors

* Filed herewith

** Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, amended, and the omitted material has been separately filed with the Securities and Exchange Commission

III-3

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

VINCERA, INC. By: /s/ David R. Malmstedt David R. Malmstedt, President and Chief Executive Officer Date: November 21, 2005

III-4